As filed with the United States Securities and Exchange Commission on October 6, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ERYTECH Pharma S.A.

(Exact name of registrant as specified in its charter)

France	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ERYTECH Pharma S.A.

Bâtiment Adénine, 60 Avenue Rockefeller

69008 Lyon France

+33 4 78 74 4438

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CorpoMax Inc.

2915 Ogletown Road

Newark, Delaware 19713

+1 302 266 8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc Recht Divakar Gupta Brian Leaf Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 +1 617 937 2300	Arnaud Duhamel Gide Loyrette Nouel A.A.R.P.I. 22, cours Albert ler 75008 Paris France +33 1 40 75 00 00	Eric W. Blanchard Brian K. Rosenzweig Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018-1405 +1 212 841 1111	Bertrand Sénéchal Linklaters LLP 25 rue de Marignan 75008 Paris France +33 1 56 43 56 43

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)(3)(4)	AMOUNT OF REGISTRATION FEE (5)
Ordinary shares, €0.10 nominal value per share (1)	US$100,000,000	US$12,450

(1)	All ordinary shares will be in the form of ADSs in the U.S. offering, with each ADS representing one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6.
(2)	Includes ordinary shares (which may be in the form of American Depositary Shares, or ADSs), that the underwriters have the option to purchase. See “Underwriting.”
(3)	Includes ordinary shares which are being offered in a private placement in Europe and other countries outside of the United States and Canada but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act or an exemption therefrom. The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them.
(4)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(5)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 6, 2017

PRELIMINARY PROSPECTUS

                Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

€         per Ordinary Share

$             per American Depositary Share

ERYTECH Pharma S.A. is offering an aggregate of                      ordinary shares in a global offering.

ERYTECH Pharma S.A. is offering                      ordinary shares in the form of American Depositary Shares, or ADSs, in the United States, referred to herein as the U.S. offering. Each ADS represents the right to receive one ordinary share and the ADSs may be evidenced by American Depositary Receipts, or ADRs. This is our initial public offering of our ADSs in the United States. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “ERYP.”

ERYTECH Pharma S.A. is concurrently offering              ordinary shares in Europe and countries outside of the United States and Canada in a private placement, referred to herein as the European private placement. Our ordinary shares are listed on Euronext Paris under the symbol “ERYP.” On                      , 2017, the last reported sale price of our ordinary shares on Euronext Paris was €         per ordinary share, equivalent to a price of $         per ADS, assuming an exchange rate of €         per U.S. dollar.

The closings of the U.S. offering and the European private placement, which are together referred to as the global offering, will occur simultaneously. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and the European private placement is subject to reallocation between them.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the ordinary shares and ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	PER ADS	TOTAL
Offering price	€	$	$
Underwriting commissions (1)	€	$	$
Proceeds, before expenses, to ERYTECH Pharma	€	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in the global offering. See “Underwriting” for details.

We have agreed to issue, at the option of the underwriters, within 30 days from the date of the underwriting agreement, up to an aggregate of                     additional ADSs and/or ordinary shares in the global offering to be sold to the several underwriters at the applicable offering price. If the underwriters exercise this option in full, the total underwriting commissions payable by us will be $         and the total proceeds to us, before expenses, will be $            .

The underwriters expect to deliver the ADSs to purchasers in the U.S. offering on or about                 , 2017 through the book-entry facilities of The Depository Trust Company. The underwriters expect to deliver the ordinary shares to purchasers in the European private placement on or about                 , 2017 through the book-entry facilities of Euroclear France.

Global Coordinator and Joint Book-Runner	U.S. Joint Book-Runner	European Joint Book-Runner

Jefferies	Cowen	Oddo BHF

U.S. Lead Manager

JMP Securities

Prospectus dated                 , 2017.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the global offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the global offering of the ADSs and ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our financial statements included in this prospectus are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros,” mean euros, unless otherwise noted. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this prospectus, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	YEAR ENDED DECEMBER 31,
	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1516
Low	1.2062	1.2774	1.2101	1.0524	1.0375
Rate at end of period	1.3186	1.3779	1.2101	1.0859	1.0552
Average rate per period	1.2859	1.3281	1.3297	1.1096	1.1072

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	APRIL 2017	MAY 2017	JUNE 2017	JULY 2017	AUGUST 2017	SEPTEMBER 2017
High	1.0941	1.1236	1.1420	1.1826	1.2025	1.2041
Low	1.0606	1.0869	1.1124	1.1336	1.1703	1.1747
Rate at end of period	1.0895	1.1236	1.1411	1.1826	1.1894	1.1813

On December 30, 2016, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.0552. Unless otherwise indicated, currency translations in this prospectus reflect the December 30, 2016 exchange rate.

On September 29, 2017, the noon buying rate of the Federal Reserve Bank of New York for the euro was €1.00 = $1.1813.

ii

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

TRADEMARKS AND SERVICE MARKS

“ERYTECH Pharma,” “ERYCAPS,” “GRASPA,” the ERYTECH logo and other trademarks or service marks of ERYTECH Pharma S.A. appearing in this prospectus are the property of ERYTECH Pharma S.A. or its subsidiary, ERYTECH Pharma, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares (including ordinary shares in the form of ADSs). You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections of this prospectus titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless otherwise indicated, “ERYTECH,” “the company,” “our company,” “we,” “us” and “our” refer to ERYTECH Pharma S.A. and its consolidated subsidiary.

Overview

We are a biopharmaceutical company developing innovative therapies for rare forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, we have developed a pipeline of product candidates targeting both solid and liquid tumors for patients with high unmet medical needs. Our lead product candidate, which we refer to as eryaspase or GRASPA, targets the metabolism of cancers by depriving tumor cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are developing eryaspase for the treatment of solid tumors, including pancreatic cancer. Based on the initial feedback we received from the U.S. Food and Drug Administration, or FDA, at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018. We are also developing eryaspase for the treatment of liquid tumors, including acute lymphoblastic leukemia, or ALL, and acute myeloid leukemia, or AML. We expect to commence a pivotal Phase 3 clinical trial of eryaspase as a first-line treatment for adults with ALL by the end of the third quarter of 2018. Depending on the outcome of our discussions with the European Medicines Agency, or EMA, we intend to resubmit a Marketing Authorization Application, or MAA, for eryaspase for relapsed or refractory ALL later in October 2017. With respect to eryaspase for the treatment of AML, we are conducting a Phase 2b clinical trial in Europe and expect to report initial results from this trial by the end of 2017.

Recent Developments—Phase 2b Clinical Trial for Eryaspase for the Treatment of Second-Line Metastatic Pancreatic Cancer

We recently announced the full results from our Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer. The trial met its pre-specified co-primary endpoints of improvement in overall survival rates and progression-free survival rates. The hazard ratio for overall survival in the entire patient population was 0.60, meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. Our clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. We presented these results at the European Society for Medical Oncology Congress in Madrid, Spain in September 2017.

Eryaspase—Our Lead Cancer Metabolism–Targeting Product Candidate

Eryaspase consists of the enzyme L-asparaginase encapsulated in red blood cells. L-asparaginase cleaves and reduces intracellular asparagine, a naturally occurring amino acid essential for the survival and proliferation of cells within the body, including cancer cells, and, through osmosis via the treated red blood cells, depletes this protein building block from circulating blood plasma. Unlike normal cells, cancer cells often lack the enzymes necessary to produce asparagine internally and, therefore, must obtain this nutrient from circulating blood. While L-asparaginase injections have been used for decades as a cancer metabolism treatment, the toxicity profiles of current commercially available forms of unencapsulated, or free-form, L-asparaginases have generally limited their use to pediatric ALL patients. Encapsulation of L-asparaginase utilizing our proprietary ERYCAPS platform is designed to shield the body from the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been tested in over 320 patients to date. In our clinical trials, patients treated with eryaspase have achieved improvements in efficacy endpoints compared to treatment with free-form L-asparaginase or standard of care chemotherapy, and treatment has generally been well tolerated. We are currently developing eryaspase for the treatment of pancreatic cancer, ALL and AML.

We have not yet obtained approval for any of our products and, as a result, we have not yet generated significant revenues and have incurred significant losses since our inception as we continue to invest in the development of our ERYCAPS platform. Please refer to “—Summary Risk Factors” in this prospectus summary as well as “Risk Factors” for more information about these and other risks we face.

Our ERYCAPS Platform Technology

Our proprietary technology uses transfusion-grade, standard packed red blood cells of all four blood groups (O, A, B and AB), which we obtain from blood banks. We match the red blood cells used to the blood type of the patient receiving treatment. The red blood cells are subjected to osmotic stress, which opens and reseals pores on the surface of the cells and allows therapeutic compounds to be added and then trapped inside the cells. Encapsulation offers a number of benefits as compared to free-form compounds. By protecting the therapeutic substance from detection and clearance by the body’s immune system, encapsulation is designed to reduce the potential for allergic reactions and to allow the therapeutic substance to remain in the body longer. The cellular membranes of the red blood cells also protect the body against the direct toxicity of the drug substance, which results in a decreased incidence of side effects. In the case of L-asparaginase, encapsulation has been shown to extend the half-life of free-form L-asparaginase from one day to approximately 30 days, which should lead to fewer injections required for treatment and a lower overall dose. Another form of L-asparaginase derived from the bacteria E. coli, currently marketed under the brand name Oncaspar, has a half-life of eight days. We believe that these features make eryaspase a promising therapy for patients who may not be able to tolerate currently available free-form L-asparaginases.

Our Product Development Pipeline

Using our proprietary ERYCAPS platform, we are developing a pipeline of product candidates to treat rare forms of cancer and other orphan diseases. The following table summarizes our product development pipeline:

We are currently developing eryaspase for the treatment of the following types of cancer:

Pancreatic Cancer

Pancreatic cancer is a disease in which solid tumors form in the tissues of the pancreas. We estimate there are approximately 150,000 new cases of pancreatic cancer diagnosed each year in the United States and Europe. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10%, and is one of the fastest growing cancer indications. According to estimates published by the American Cancer Society, pancreatic cancer is currently the fourth largest cause of cancer deaths in the United States. According to an article published in the scientific journal Cancer Research, pancreatic cancer is projected to surpass colon and breast cancer to become the second largest cause of cancer deaths by 2030.

In early October 2017, we met with the FDA to discuss further development of eryaspase for the pancreatic cancer indication and we intend to meet with the Committee for Medicinal Products for Human Use, or CHMP, of the EMA later in 2017. Based on the initial feedback we received from the FDA at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018. We retain worldwide rights to commercialize eryaspase for the pancreatic cancer indication.

Acute Lymphoblastic Leukemia

ALL is a blood cancer affecting the lymphoid progenitor cells. ALL patients have excess cells derived from the lymphoid lineage, such as lymphoblasts, B-cells, T-cells and natural killer cells. The American Cancer Society estimates that approximately 5,970 new cases of ALL will be diagnosed in the United States in 2017, resulting in approximately 1,440 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of ALL diagnosed each year in Europe as in the United States.

In 2014, we completed a multi-center, open-label pivotal Phase 2/3 clinical trial in 80 children and adults with relapsed or refractory ALL in which we evaluated the safety and efficacy of GRASPA compared to free-form L-asparaginase derived from the bacteria E. coli, also known as native L-asparaginase. In this European trial, patients without a history of allergies to native L-asparaginase treatments were randomized to receive standard chemotherapy plus either GRASPA or native L-asparaginase. Patients with a known allergy to native L-asparaginase treatments were treated with standard chemotherapy plus GRASPA. The patients treated with GRASPA experienced a mean duration of L-asparaginase activity that was more than twice as long as for patients receiving native L-asparaginase. None of the non-allergic patients who received GRASPA experienced an allergic reaction, as compared to 46% of non-allergic patients who received native L-asparaginase. Only 12% of patients with a prior L-asparaginase allergy experienced a new allergic reaction after receiving GRASPA, with no patients in the trial experiencing a severe allergic reaction. Patients in the GRASPA treatment arm also had overall higher complete remission rates during induction, and GRASPA was also associated with fewer drug-related adverse events. After three years of follow-up, a nominal improvement in overall survival rates was observed. We expect to commence a pivotal Phase 3 clinical trial of eryaspase as a first-line treatment for adults with ALL by the end of the third quarter of 2018.

Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL later in October 2017. If approved for the treatment of relapsed or refractory ALL, GRASPA is expected to be marketed in Europe by our commercial partner Orphan Europe, a subsidiary of Recordati S.p.A., an Italian-based pharmaceutical company, and in Israel by Teva Pharmaceuticals, Ltd., an Israeli pharmaceutical company, or Teva. In the United States, we are conducting a Phase 1 clinical trial of eryaspase as a first-line treatment for which we expect to enroll between 12 and 18 adult ALL patients, and we expect to complete this trial by the end of 2018. We retain rights to commercialize eryaspase for the treatment of ALL outside of Europe and Israel, including in the United States.

Acute Myeloid Leukemia

AML is an aggressive cancer of the blood and bone marrow that is particularly fatal if left untreated. The American Cancer Society estimates that approximately 21,000 new cases of AML will be diagnosed in the United States in 2017, resulting in over 10,000 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of AML diagnosed each year in Europe as there are in the United States. AML is generally a disease of older people and is uncommon before the age of 45, with approximately 95% of new AML cases in the United States occurring in patients over the age of 19. The median age of a patient with AML is approximately 67 years.

We believe the safety profile of eryaspase may also allow it to be developed as a potential treatment for AML patients, many of whom may respond to asparaginase but cannot be treated with L-asparaginase due to its side effects. We are conducting a multinational, randomized Phase 2b clinical trial in Europe of 123 elderly AML patients, which we refer to as the ENFORCE 1 trial. We completed enrollment of the ENFORCE 1 trial in August 2016 and expect to report primary results by the end of 2017. If approved for the treatment of AML, we expect eryaspase to be marketed in Europe by our commercial partner Orphan Europe and in Israel by Teva. We retain rights to commercialize eryaspase for the treatment of AML outside of Europe and Israel, including in the United States.

Both the FDA and EMA have granted orphan drug designation for eryaspase or GRASPA, as the case may be, for the treatment of pancreatic cancer, ALL and AML. Orphan drug designation provides manufacturers with research grants, tax credits and eligibility for marketing exclusivity of up to seven years in the United States and 10 years in Europe.

Our Additional ERYCAPS Product Candidates

In addition to our product pipeline centered on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

∎	Cancer Metabolism. We have received funding from BPI France for a research program, known as the TEDAC program, and have identified two other enzymes, methionine-g-lyase, or MGL, and arginine deiminase, or ADI, that degrade amino acids necessary for tumor survival. We believe these enzymes can be encapsulated within red blood cells in order to induce tumor starvation. We expect to commence a Phase 1 clinical trial in Europe by the end of the third quarter of 2018 evaluating the safety of erymethionase, our MGL product candidate, and we are currently conducting preclinical studies on eryminase, our ADI product candidate, as a potential treatment for various cancers.

∎	Enzyme Replacement. Outside of the oncology field, we also are studying the use of our ERYCAPS platform to promote long-acting enzyme activity and targeting of specific cells, which we believe may result in attractive product development opportunities for enzyme therapies in the field of metabolic diseases. We refer to this program under the name ERYZYME. We believe that encapsulation of the therapeutic enzymes may reduce the potential for allergic reactions and allow the therapeutic substance to remain in the body longer when compared to non-encapsulated enzymes. In March 2017, we announced our entry into a research collaboration with the Fox Chase Cancer Center to advance the preclinical development of erymethionase for the treatment of homocystinuria, a rare and severe metabolic disorder of methionine metabolism. In July 2017, we announced our entry into a research collaboration with Queen’s University to advance the preclinical development of eryminase specifically for the treatment of arginase-1 deficiency, a rare and severe metabolic disorder related to arginine metabolism.

∎	Immunotherapy. We have also initiated ERYMMUNE, a preclinical development program designed to explore the use of our ERYCAPS platform to encapsulate tumor antigens within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to key organs, such as the liver or spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. We expect to complete preclinical proof-of-concept studies of ERYMMUNE by the end of 2017.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on developing, manufacturing and commercializing innovative therapies to treat rare forms of cancer and other orphan diseases. The key elements of our strategy to achieve this goal include the following:

∎	Rapidly advance the clinical development of eryaspase for the treatment of pancreatic cancer in the United States and in Europe.

∎	Complete the development of, obtain regulatory approval for and commercialize eryaspase in Europe and the United States for the treatment of ALL.

∎	Continue to develop eryaspase for the treatment of other liquid and solid tumor indications.

∎	Leverage our ERYCAPS platform to develop additional innovative and novel therapeutics targeting rare forms of cancer and other orphan diseases.

∎	Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS platform.

Our Collaborations for ALL and AML

In November 2012, we entered into an exclusive license and distribution agreement with Orphan Europe to market and distribute GRASPA for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union. Under the license and distribution agreement, we received an upfront payment of €5 million and are entitled to receive up to an aggregate of €37.5 million upon the achievement of specified regulatory and sales milestones. In addition, Orphan Europe is contributing to the development costs of GRASPA for the treatment of AML, and we are also eligible to receive up to 45% of net product sales by Orphan Europe, representing a combined transfer price and royalties. In March 2011, we entered into an exclusive distribution agreement with Abic Marketing Limited, an affiliate of Teva, which we refer to in this prospectus as Teva. Under the distribution agreement, Teva acquired the exclusive rights to GRASPA in Israel. Teva will seek regulatory approval of GRASPA for the treatment of ALL in Israel and will be responsible for the marketing and distribution of GRASPA, if it is approved. Net profits from sales of GRASPA in Israel will be shared equally between us and Teva.

We retain the rights to commercialize eryaspase for the treatment of ALL and AML outside of Europe and Israel, including in the United States, and for the treatment of all other indications outside of Israel. We retain the worldwide development and commercialization rights to all of our other product candidates, including eryaspase for the pancreatic cancer indication.

Summary Risk Factors

An investment in our ordinary shares (including ordinary shares in the form of ADSs) involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. Among these important risks are the following:

∎	We have no approved products, which makes it difficult to assess our future prospects.

∎	We are heavily dependent on the success of our most advanced product candidate, eryaspase.

∎	We may not be successful in our efforts to use and expand our ERYCAPS platform to develop marketable products.

∎	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

∎	To date, we have relied primarily on the sale of equity securities and convertible bonds, conditional advances, and reimbursements of research tax credit claims to fund our ongoing cash needs. We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

∎	Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the EMA, FDA and other regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

∎	Administration of our product candidates could present risks that exist in relation to blood transfusions.

∎	We will be largely dependent on Orphan Europe and Teva for the marketing of GRASPA for the treatment of ALL and AML in Europe and Israel, respectively.

∎	Our production capacity could prove insufficient for our needs. In particular, our inability to produce and supply adequate amounts of GRASPA to Orphan Europe and Teva under our distribution agreements would give rise to potential financial liability and termination of our agreements, which would harm our business and financial condition.

∎	We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

∎	Our ability to compete may decline if we do not adequately protect our proprietary rights.

∎	There has been no market for our ADSs prior to the U.S. offering and an active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

∎	The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

∎	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, which may limit the information available to holders of ADSs and ordinary shares.

∎	We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

∎	the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the global offering of which this prospectus forms a part;

∎	exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

∎	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have presented only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus, and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Since International Financial Reporting Standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.

Corporate Information

We were incorporated as a société par actions simplifiée, or S.A.S., on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. Our principal executive offices are located at Bâtiment Adénine, 60 Avenue Rockefeller, 69008 Lyon, France. We are registered at the Register of Commerce and Companies of Lyon (Registre du commerce et des sociétés) under the number 479 560 013. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €17.7 million in gross proceeds. In October 2014, December 2015, December 2016 and April 2017, we raised €30.0 million, €25.4 million, €9.9 million and €70.5 million, respectively, in gross proceeds from the issuances of additional ordinary shares. Our telephone number at our principal executive offices is +33 4 78 74 44 38. Our agent for service of process in the United States is CorpoMax Inc. Our website address is www.erytech.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not part of this prospectus.

THE GLOBAL OFFERING

Global offering	ordinary shares offered by us, consisting of ordinary shares in the form of ADSs offered in the U.S. offering and ordinary shares offered in the European private placement. The closings of the U.S. offering and the European private placement will occur simultaneously. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and European private placement is subject to reallocation between these offerings as permitted under the applicable laws and regulations.

U.S. offering	ADSs, each representing one ordinary share

European private placement	ordinary shares

Ordinary shares (including ordinary shares in the form of ADSs) to be outstanding after the global offering	ordinary shares

Option to purchase additional ADSs and/or ordinary shares in the global offering	We have agreed to issue, at the option of the underwriters, within 30 days after the date of the underwriting agreement, up to an aggregate of additional ADSs and/or ordinary shares.

American Depositary Shares	Each ADS represents one ordinary share, nominal value €0.10 per share. Purchasers of ADSs in the U.S. offering will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, purchasers of ADSs should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage purchasers of ADSs to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon

Use of proceeds	We estimate that we will receive net proceeds from the global offering of approximately € ($ ) million, assuming an offering price of $ per ADS in the U.S. offering and € per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Paris on , 2017, after deducting estimated underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the global offering, together with our existing resources, to fund the clinical development of eryaspase through preclinical and clinical development and the overall development of our ERYCAPS platform technology, and for working capital and for general corporate purposes. See “Use of Proceeds” for more information.

Dividend policy	We do not expect to pay any dividends on the ordinary shares or ADSs in the foreseeable future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ordinary shares or ADSs.

Proposed Nasdaq Global Market symbol for our ADSs	“ERYP”

Euronext Paris trading symbol for our ordinary shares	“ERYP”

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering is based on 11,744,448 ordinary shares outstanding as of June 30, 2017 and excludes:

∎	825,527 ordinary shares issuable upon the exercise of founder’s share warrants (BSPCE), share purchase warrants (BSA), free shares and stock options granted but not exercised as of June 30, 2017 at a weighted average exercise price of €10.2563 ($11.7035) per ordinary share based on the exchange rate in effect as of June 30, 2017 (this weighted average exercise price does not include the 209,388 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price paid);

∎	357,913 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders; and

∎	13,000,000 ordinary shares reserved to date pursuant to a delegation of authority from our shareholders for share capital increases by us through rights issuances and public or private offerings.

Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs and/or ordinary shares in the global offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of income (loss) data for the years ended December 31, 2015 and 2016 and summary consolidated statement of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The following summary consolidated statement of income (loss) data for the six months ended June 30, 2016 and 2017 and summary consolidated statement of financial position data as of June 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017. The unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 were prepared in accordance with IAS 34, Interim Financial Reporting, the standard of the International Financial Reporting Standards, or IFRS, applicable to interim financial statements.

Our historical results and the results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2017 or in the future. You should read this summary data together with our consolidated financial statements and related notes beginning on page F-1, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Consolidated Statement of Income (Loss) Data:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Revenues	€—	€—	€—	€—
Other income	2,929	4,138	2,403	1,788

Total operating income	2,929	4,138	2,403	1,788

Operating expenses:
Research and development	(10,776)	(19,720)	(8,800)	(12,082)
General and administrative	(7,736)	(6,808)	(4,222)	(3,895)

Total operating expenses	(18,512)	(26,528)	(13,022)	(15,977)

Operating loss	(15,583)	(22,390)	(10,618)	(14,189)

Financial income	567	488	260	113
Income tax	3	(10)	9	(5)

Net loss	€(15,013)	€(21,913)	€(10,349)	€(14,081)

Basic and diluted loss per share	€(2.16)	€(2.74)	€(1.31)	€(1.42)

Weighted number of shares used for computing basic and diluted loss per share (1)	6,957,654	7,983,642	7,929,309	9,937,252

(1)	This number represents the average weighted number of shares in circulation during the relevant period.

Summary Condensed Consolidated Statement of Financial Position Data:

	AS OF JUNE 30, 2017
	ACTUAL	AS ADJUSTED (1)(2)
	(in thousands)
Cash and cash equivalents	€88,551	€
Total assets	99,307
Total shareholders’ equity	87,671
Total non-current liabilities	2,596
Total current liabilities	9,040
Total liabilities	11,636
Total liabilities and shareholders’ equity	99,307

(1)	The as adjusted condensed consolidated statement of financial position data reflects our issuance and sale of ADSs and ordinary shares in the global offering at an assumed offering price of $ per ADS in the U.S. offering corresponding to € per ordinary share in the European private placement (assuming an exchange rate of € per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on , 2017, after deducting underwriting commissions and estimated offering expenses payable by us.
(2)	The as adjusted condensed consolidated statement of financial position data is illustrative only and will change based on the actual offering price and other terms of the global offering determined at pricing. Each €1.00 ($ ) increase or decrease in the assumed offering price of $ per ADS in the U.S. offering corresponding to € per ordinary share in the European private placement (assuming an exchange rate of € per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on , 2017, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by € ($ ), assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. Each increase or decrease of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by € ($ ), assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our ordinary shares (including ordinary shares in the form of ADSs) involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our securities. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business Strategy

We have no approved products, which makes it difficult to assess our future prospects.

A key element of our strategy is to use and expand our proprietary ERYCAPS platform to build a pipeline of innovative product candidates and to progress these drug candidates through clinical development for the treatment of rare forms of cancer and other orphan diseases. The discovery of therapeutic drugs based on encapsulating molecules inside red blood cells is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop drug candidates are relatively new. The scientific evidence to support the feasibility of developing drug candidates based on these discoveries is both preliminary and limited. Although our research and development efforts to date have resulted in a pipeline of product candidates, we have not yet obtained approval for any products, we have not yet generated any revenues from the sale of approved products and we may not be able to develop product candidates that are considered to be safe and effective. Our operations to date have been limited to developing our ERYCAPS platform technology and undertaking preclinical studies and clinical trials of our product candidates, including our lead product candidate, eryaspase, which is known under the trade name GRASPA in Europe and Israel. However, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We are heavily dependent on the success of our most advanced product candidate, eryaspase.

Our business and future success depends on our ability to obtain regulatory approval for and, together with third-party collaborators, to successfully commercialize our lead product candidate, eryaspase, which is under clinical development for oncology indications. Eryaspase is our only product candidate in late-stage clinical development, and our business currently depends heavily on its successful development. Eryaspase will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We cannot be certain eryaspase will receive regulatory approval or be successfully commercialized even if we receive regulatory approval. In addition, because eryaspase is our most advanced product candidate, and because our other product candidates are based on the same ERYCAPS platform technology, if eryaspase encounters safety or efficacy problems, developmental delays or regulatory issues or other problems, our development plans and business would be significantly harmed.

We may be unable to provide the data necessary to support the resubmission of an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL on the timeline we expect, or at all.

We submitted an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL in September 2015. The Committee for Medicinal Products for Human Use, or CHMP, is the EMA committee responsible for reviewing the MAA. In September 2016, we received from CHMP a Day 180 List of Outstanding Issues. Following discussions with the EMA, we determined that the collection of the additional information requested by CHMP would take more time than allowed in the regulatory approval procedures. Accordingly, we decided to withdraw the MAA in November 2016. We have completed activities that are designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant asparaginase, and we intend to use the data obtained to resubmit the MAA later in October 2017. The data from these activities may not be sufficient to support regulatory approval, and we may need to conduct additional preclinical studies or clinical trials to support resubmission of the MAA. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming, and we may never succeed in achieving marketing approval for GRASPA.

We may not be successful in our efforts to use and expand our ERYCAPS platform to develop marketable products.

We believe that our ERYCAPS platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents within red blood cells for which long-circulating therapeutic activity and rapid and specific targeting is desired. However, we are at an early stage of development and our platform has not yet, and may never, lead to approved or marketable products. Even if we are successful in continuing to build our product pipeline, the potential product candidates that we identify may not be suitable for clinical development, including for reasons related to their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. Use of red blood cells as the basis for our ERYCAPS platform may result in similar risks that affect the ability of our products to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not be able to obtain product or collaboration revenues in future periods, which would harm our business and our prospects.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

The biopharmaceuticals industry is highly competitive. Numerous biopharmaceutical laboratories, biotechnology companies, institutions, universities and other research entities are actively involved in the discovery, research, development and marketing of therapeutics to treat rare forms of cancer and orphan diseases, making it a highly competitive field. We have competitors in a number of jurisdictions, many of which have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have.

L-asparaginase is currently available in four forms, and the current market primarily includes several products marketed by large pharmaceutical companies, including Jazz Pharmaceuticals PLC and Shire plc. In addition to currently available forms of L-asparaginase and new forms in development, our product candidates also compete with other products that could be used in the treatment of ALL or AML. These potential treatments include monoclonal antibodies, bispecific monoclonal antibodies and chimeric antigen receptor T-cells approaches. Several large pharmaceutical and biotechnology companies, including Amgen Inc., Pfizer Inc., Cellectis S.A., Kite Pharma, Inc. and Novartis AG, are developing these types of therapies for the treatment of AML and ALL.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete or uneconomical. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety to be commercially successful. Any of our product candidates that are approved in the future will also face other competitive factors, including generic competition, which could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our product candidates. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

Administration of our product candidates could present risks that exist in relation to blood transfusions.

Our product candidates must be intravenously injected and are therefore subject to risks associated with blood transfusions and the blood type compatibility of the donor. We currently acquire red blood cells from blood donations prepared and tested by blood banks, notably the Établissement Français du Sang and the American Red Cross. However, using donor-derived red blood cells presents risks associated with the potential transmission of infectious agents, such as viruses, bacteria, prions and parasites, as well as risks associated with the development of allergies or other complications, such as post-transfusion graft-versus-host disease, anaphylactic shock or death. Risks associated with the encapsulation of molecules inside red blood cells may vary and will depend on their toxicity. Although the blood banks that supply our red blood cells follow a strict preparation process, approved by health authorities, to detect and reduce possible risks for contamination by infectious agents, we cannot guarantee that our product candidates will not be contaminated, which could be detrimental to our product development and commercialization efforts.

Risks Related to our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have not yet generated significant revenues and have incurred significant operating losses since our inception. We incurred net losses of €14.1 million, €15.0 million and €21.9 million for the six months ended June 30, 2017 and the years ended December 31, 2015 and 2016, respectively; and these losses have adversely impacted, and will continue to adversely impact, our equity attributable to shareholders and net assets. These losses are principally the result of our research expenditures and development costs for conducting preclinical studies and clinical trials, as well as general and administrative expenses associated with our operations. We anticipate that our operating losses will continue for at least the next several years as we continue our research and development activities and until we generate substantial revenues from approved product candidates. As of June 30, 2017, we had an accumulated deficit of €83.6 million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible bonds, obtaining public assistance in support of innovation, such as conditional advances and subsidies from the Banque Publique d’Investissement, or BPI France, and reimbursements of research tax credit claims. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants or tax credits until such time, if ever, as we can generate substantial product revenue. We have not yet received marketing approval for any of our product candidates. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We anticipate that our expenses will increase substantially as we:

∎	continue the preclinical and clinical development of our product candidates;

∎	expand the scope of our current clinical trials for our product candidates;

∎	expand our commercial manufacturing capabilities for our product candidates;

∎	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

∎	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, especially in North America, for which we have not entered into a third-party collaboration;

∎	seek to identify and validate additional product candidates;

∎	acquire or in-license other product candidates and technologies;

∎	make milestone, royalty or other payments under in-license or collaboration agreements;

∎	maintain, protect and expand our intellectual property portfolio;

∎	attract new and retain existing skilled personnel; and

∎	create additional infrastructure to support our operations as a U.S. reporting company with foreign private issuer status.

Our operating results may fluctuate significantly from year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ordinary shares and ADSs to decline.

We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing our product candidates through preclinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates toward commercialization.

As of June 30, 2017, our cash and cash equivalents were €88.6 million. We estimate that the net proceeds from the global offering will be approximately €         ($            ) million, assuming an offering price of $         per ADS in the U.S. offering corresponding to €         per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, after deducting underwriting commissions and estimated offering expenses payable by us. We expect that the net proceeds from the global offering and our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next 12 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our product candidates. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs or ordinary shares to decline. The sale of additional equity or convertible securities would be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our growth prospects.

We may be forced to repay conditional advances prematurely if we fail to comply with our contractual obligations under certain innovation grant agreements.

Since inception through June 30, 2017, we have received €2.7 million in non-refundable grants and €2.0 million in conditional advances from BPI France. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the conditional advances (amounting to €1.2 million at June 30, 2017) ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects, in which case we would need to locate alternative sources of capital, which may not be available on commercially reasonable terms or at all.

Risks Related to the Discovery and Development of and Obtaining Regulatory Approval for our Product Candidates

If our product candidates are not approved for marketing by applicable government authorities, we will be unable to commercialize them.

The European Commission (following review by the EMA) in Europe, the FDA in the United States and comparable regulatory authorities in other jurisdictions must approve new drug or biologic candidates before they can be commercialized, marketed, promoted or sold in those territories. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We must provide data to ensure the identity, strength, quality and purity of the drug substance and drug product. Also, we must assure the regulatory authorities that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches. We have focused our development and planned commercialization efforts on Europe and the United States. In September 2015, we submitted an MAA to the EMA for the approval of GRASPA as a treatment for ALL. However, we announced our withdrawal of the MAA for GRASPA in November 2016. Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit our MAA for GRASPA to the EMA later in October 2017. Further, the processes by which regulatory approvals are obtained from the EMA and FDA to market and sell a new product are complex, require a number of years and involve the expenditure of substantial resources. We cannot assure you that GRASPA, eryaspase or any of our future product candidates will receive EMA or FDA approval. Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or Europe, we may never obtain approval or commercialize our products in other major markets, due to varying approval procedures or otherwise, which would limit our ability to realize their full market potential.

Our product candidates will need to undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the EMA, FDA and other regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

Preclinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. Due to our limited financial resources, an unfavorable outcome in one or more trials may require us to delay, reduce the scope of, or eliminate one or more product development programs, which could have a material adverse effect on our business and financial condition and on the value of our securities.

In connection with clinical testing and trials, we face a number of risks, including risks that:

∎	a product candidate is ineffective, inferior to existing approved medicines, unacceptably toxic, or has unacceptable side effects;

∎	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;

∎	extension studies on long-term tolerance could invalidate the use of our product;

∎	the results may not confirm the positive results of earlier testing or trials; and

∎	the results may not meet the level of statistical significance required by the EMA, FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.

The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Our clinical trials of eryaspase conducted to date have generated favorable safety and efficacy data; however, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. In addition, we cannot assure you that in the course of potential widespread use in future, we will not suffer setbacks in maintaining production quality or stability. Frequently, product candidates developed by pharmaceutical, biopharmaceutical and biotechnology companies have shown promising results in early preclinical studies or clinical trials, but have subsequently suffered significant setbacks or failed in later clinical trials. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the EMA or FDA, as applicable. Although there are a large number of drugs and biologics in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay or prevent our ability to generate revenues.

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for eryaspase or our other product candidates may be delayed for a variety of reasons, including delays in:

∎	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

∎	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

∎	validating test methods to support quality testing of the drug substance and drug product;

∎	obtaining sufficient quantities of the drug substance or other materials necessary to conduct clinical trials;

∎	manufacturing sufficient quantities of a product candidate;

∎	obtaining approval of applications from regulatory authorities for the commencement of a clinical trial;

∎	obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective clinical trial site;

∎	determining dosing and clinical trial design; and

∎	patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

For example, in our ongoing Phase 1 clinical trial in the United States in adult ALL patients, patient enrollment has taken longer than expected.

The commencement and completion of clinical trials for our product candidates may be delayed, suspended or terminated due to a number of factors, including:

∎	lack of effectiveness of product candidates during clinical trials;

∎	adverse events, safety issues or side effects relating to the product candidates or their formulation;

∎	inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive;

∎	the need to sequence clinical trials as opposed to conducting them concomitantly in order to conserve resources;

∎	our inability to enter into collaborations relating to the development and commercialization of our product candidates;

∎	our failure to conduct clinical trials in accordance with regulatory requirements;

∎	our inability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

∎	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;

∎	delays in patient enrollment, variability in the number and types of patients available for clinical trials, and lower-than anticipated retention rates for patients in clinical trials;

∎	difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; and

∎	varying interpretations of our data, and regulatory commitments and requirements by the EMA, FDA and similar regulatory agencies.

For example, our Investigational New Drug application, or IND, submitted to the FDA for eryaspase was on clinical hold from its original submission in July 2011 until March 21, 2013, and we cannot assure you that our current IND for eryaspase or any future IND will not be subject to clinical holds.

Many of these factors may also ultimately lead to denial of our marketing application for eryaspase or our other product candidates. If we experience delay, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed or such revenues could be reduced or fail to materialize.

Changes in regulatory requirements, guidance from regulatory authorities or unanticipated events during our clinical trials of our product candidates could necessitate changes to clinical trial protocols or additional clinical trial requirements, which would result in increased costs to us and could delay our development timeline.

Changes in regulatory requirements, FDA guidance or guidance from the EMA or other European regulatory authorities, or unanticipated events during our clinical trials, may force us to amend clinical trial protocols. The regulatory authorities could also impose additional clinical trial requirements. Amendments to our clinical trial protocols would require resubmission to the FDA, EMA, national clinical trial regulators and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenue will be delayed.

The United States and European formulations of eryaspase differ, and regulatory authorities in each jurisdiction may not accept data from alternative eryaspase formulations in other jurisdiction(s), which may result in delays and additional costs in order to conduct additional comparability studies or the need to repeat nonclinical and clinical studies in order to obtain approval in each jurisdiction in which we intend to commercialize eryaspase.

We use different formulations of eryaspase in our United States and European manufacturing processes, including the use of different preservative solutions for the storage and transportation of red blood cells and L-asparaginase encapsulated in red blood cells, an additional washing step that is used in our United States formulation in order to meet lower free hemoglobin standards in the United States, and separate sourcing of the active substance starting material of L-asparaginase. Although we have conducted in vitro comparability studies designed to demonstrate the equivalence of both formulations, additional comparability studies may be required by regulatory authorities. Even with additional comparability studies, regulatory authorities may not accept nonclinical or clinical data generated using an alternative formulation of eryaspase which may result in delays and costly requirements to repeat nonclinical and clinical studies in order to obtain marketing approval.

In the United States, our product candidates will be regulated as biological products, or biologics, which may subject them to competition sooner than we currently anticipate.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the 2010 enactments of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, to establish an abbreviated licensure pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. “Biosimilarity” means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency of the product. To meet the higher standard of “interchangeability,” an applicant must provide sufficient information to show biosimilarity and demonstrate that the biological product can be expected to produce the same clinical result as the reference product in any given patient and, if the biological product is administrated more than once to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between the use of the biological product and the reference product is not greater than the risk of using the reference product without such alternation or switch.

Under the BPCIA, an application for a biosimilar or interchangeable product cannot be approved by the FDA until 12 years after the reference product was first licensed, and the FDA will not even accept an application for review until four years after the date of first licensure. The law is evolving, complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our product candidates approved as a biological product under a Biologics License Application, or BLA, should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, potentially creating the opportunity for biosimilar or interchangeable competition sooner than we currently anticipate. Moreover, the process by which an interchangeable product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products, such as drugs, is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing and subject to interpretation.

In the European Union, GRASPA contains a known active substance, which would undermine its data and marketing exclusivities; however, this will not affect GRASPA’s orphan product exclusivity.

Data exclusivity refers to the period of time during which another company cannot refer to our data held in the authority’s files in support of its marketing authorization. The subsequent market exclusivity refers to the period of time during which another company may use our data in support of its marketing authorization for a generic, hybrid or biosimilar product, but the product in question may not be placed on the market. For products containing new active substances, this effectively prevents certain products, such as generics and similar biological products, from being placed on the market during the combined data and marketing exclusivity period. This combined period usually lasts for 10 years from the date of approval of the product containing the new active substance.

Because the active ingredient in GRASPA is not a new active substance, the 10-year period of protection against generics and similar biological products is undermined. Competitors developing such products could receive European Union marketing authorizations and place their products on the European Union market within 10 years of GRASPA’s own marketing authorization, if obtained.

However, if we still have orphan drug designation for GRASPA at the time we receive marketing approval from the EMA, we would still benefit from the independent period of market exclusivity afforded to orphan products. In the European Union, this is usually a period of 10 years from the date of marketing approval. The exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. During the orphan exclusivity period, regulators should not accept or approve applications for the approval of a similar medicine for the same therapeutic indication, unless the second product is demonstrably safer, more effective or otherwise clinically superior. Regulators may approve different products for the same condition as GRASPA.

We rely on third parties to assist in our discovery and development activities, and the loss of any of our relationships with research institutions could hinder our product development prospects.

We currently have and expect to continue to depend on collaborations with public and private research institutions to conduct some of our early-stage drug discovery activities. If we are unable to enter into research collaborations with these institutions, or if any one of these institutions fails to work efficiently with us, the research, development or marketing of our product candidates planned as part of the research collaboration could be delayed or canceled. In the event a research agreement is terminated or we become no longer in a position to renew the arrangement under acceptable conditions, our drug discovery and development activities may also be delayed.

We rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing our product candidates.

We rely, and will rely in the future, on medical institutions, clinical investigators, CROs, contract laboratories and collaborators to perform data collection and analysis and to carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

∎	the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;

∎	we replace a third party; or

∎	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.

We generally would not have the ability to control the performance of third parties in their conduct of development activities. In the event of a default, bankruptcy or shutdown of, or a dispute with, a third party, we may be unable to enter into a new agreement with another third party on commercially acceptable terms. Further, third-party performance failures may increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of our product candidates. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses we may incur in connection with the third party’s performance failures. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We have entered, and may in the future enter into, collaboration agreements with third parties for the development and commercialization of our product candidates, which may affect our ability to generate revenues.

We have limited capabilities for product development and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, such as the arrangements we have entered into related to the commercialization of GRASPA for the treatment of ALL and AML in Europe and Israel, we have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates. These collaborations pose a number of risks, including the following:

∎	collaborators may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

∎	collaborators may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;

∎	collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

∎	collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;

∎	collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or

∎	collaborators may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.

Thus, collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

Some collaboration agreements are terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to commercialization of a product candidate. We also face competition in seeking out collaborators. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenues.

Due to our limited resources and access to capital, our decisions to prioritize development of certain product candidates may adversely affect our business prospects.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of eryaspase for the treatment of pancreatic cancer, ALL and AML. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from more promising opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties with respect to some of our product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business prospects could be harmed.

Risks Related to the Commercialization of Our Product Candidates

We will be largely dependent on Orphan Europe and Teva for the marketing of GRASPA for the treatment of ALL and AML in Europe and Israel, respectively.

We have entered into exclusive distribution agreements with Orphan Europe and Teva with respect to the commercialization of GRASPA for the treatment of ALL and AML in Europe and Israel, respectively. If approved, the marketing and commercial success of GRASPA in these countries will be largely driven by the efforts of Orphan Europe and Teva and will depend on marketing and commercial efforts deployed by these third parties.

Our exclusive license and distribution agreement with Orphan Europe requires Orphan Europe to commercialize GRASPA for the treatment of ALL and AML in 38 countries in Europe, including every country in the European Union. In addition, Orphan Europe is responsible for seeking regulatory approval for GRASPA in the treatment of ALL in the 10 countries that are not part of the European Union. Although our agreement requires Orphan Europe to submit periodic marketing plans to estimate the future sales of GRASPA, Orphan Europe is not subject to any minimum sales requirements, and we cannot assure you that they will be successful in commercializing GRASPA, if it is approved. In addition, if Orphan Europe’s sales of GRASPA fail to meet our expectations, we have limited recourse and may be subject to a substantial penalty should we choose not to renew our agreement at the end of its term.

Our exclusive distribution agreement with Teva requires Teva to seek regulatory approval for GRASPA in Israel for the treatment of ALL and, if approved, to market and distribute GRASPA within Israel. Although our agreement requires Teva to meet minimum sales objectives each year after GRASPA’s launch, our only remedy for Teva’s failure to meet those objectives is termination of the agreement, which would require us to spend considerable time and resources either developing our own marketing capabilities in Israel or identifying a suitable alternative distributor, if one exists. We cannot guarantee that Teva will be successful in obtaining regulatory approval for or commercializing GRASPA, and any failure of Teva to do so would negatively impact our business and our future revenues.

In addition to our dependence on the marketing efforts of Orphan Europe and Teva, we also face the risk of noncompliance by these and other future distributors with local anti-corruption laws, the U.S. Foreign Corrupt Practices Act, and other local and international regulations, and we have limited ability to control their actions to ensure they are in compliance. Noncompliance by these or future distributors could expose us to civil or criminal liability, fines and/or prohibitions on selling our products in certain countries.

We expect that our product revenues would be adversely impacted with the loss or transition of these or any future distributors of our products. If we choose to terminate any of our distribution agreements, we would either need to reach agreement with, qualify, train and supply a replacement distributor or supply and service customer accounts in those territories ourselves. Although our existing distribution agreements generally provide that the distributor will promptly and efficiently transfer its existing customer agreements to us, there can be no assurance that this will happen in a timely manner or at all. These factors may be disruptive for our customers, and our reputation may be damaged as a result. Our distributors may have more established relationships with potential customers than a new distributor or we may have in particular territories, which could adversely impact our ability to successfully commercialize GRASPA in these territories. In addition, it may take longer for us to be paid if payment timing and terms in these new arrangements are less favorable to us than those in our existing distribution arrangements. If we service customers directly rather than through distributors, we will incur additional expense and our working capital may be negatively impacted due to longer periods from cash collection from direct sales customers when compared to the timing of cash collection from distributors. Current or transitioning distributors may irreparably harm relationships with local existing and prospective customers and our standing with the biopharmaceutical community in general. In the event that we are unable to find alternative distributors or mobilize our own sales efforts in the territories in which a particular distributor operates, customer supply, our reputation and our operating results may be negatively impacted.

Even if we successfully complete clinical trials of our product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we successfully complete clinical trials for one or more of our product candidates and obtain relevant regulatory approvals, those candidates may not be commercialized for other reasons, including:

∎	failing to receive regulatory clearances required to market them as drugs;

∎	being subject to proprietary rights held by others;

∎	failing to obtain clearance from regulatory authorities on the manufacturing of our products;

∎	being difficult or expensive to manufacture on a commercial scale;

∎	having adverse side effects that make their use less desirable;

∎	failing to compete effectively with products or treatments commercialized by competitors; or

∎	failing to show that the long-term benefits of our products exceed their risks.

Even if any of our product candidates are commercialized, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors or the medical community in general necessary for commercial success.

Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we are unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any existing drugs or treatments. We cannot predict the degree of market acceptance of any product candidate that receives marketing approval, which will depend on a number of factors, including, but not limited to:

∎	the demonstration of the clinical efficacy and safety of the product;

∎	the approved labeling for the product and any required warnings;

∎	the advantages and disadvantages of the product compared to alternative treatments;

∎	our ability to educate the medical community about the safety and effectiveness of the product;

∎	the experience of clinicians with other potential treatments that use red blood cells to deliver therapeutics;

∎	the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product; and

∎	the market price of our product relative to competing treatments.

If we are unable to establish sales, marketing and distribution capabilities for our product candidates, whether it be an internal infrastructure or an arrangement with a commercial partner such as the ones that we have entered into for commercialization of GRASPA for the treatment of ALL and AML in Europe and Israel, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical drugs. Under our arrangements with Orphan Europe and Teva, these third parties are responsible for the commercialization of eryaspase under the brand name GRASPA for the treatment of ALL and AML in Europe and Israel, respectively, if GRASPA receives regulatory approval in such territory. To achieve commercial success for eryaspase outside of those countries, including in the United States, for the treatment of pancreatic cancer, ALL and AML, as well as eryaspase for the treatment of other indications and any other product candidates for which we may obtain marketing approval, we will need to establish a sales and marketing organization to market or co-promote those products. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize products on our own include:

∎	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

∎	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more products; and

∎	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we were to sell, market and distribute any products that we develop ourselves.

Even though we have obtained orphan drug designation from the EMA for eryaspase for the treatment of pancreatic cancer, ALL and AML and from the FDA for eryaspase for the same indications, we may not be able to obtain orphan drug marketing exclusivity for eryaspase or any of our other product candidates for other indications.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Similarly, in Europe, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000. This applies to products that are intended for a life-threatening or chronically debilitating condition and either the condition affects no more than five in 10,000 persons in the European Union when the application is made or the product, without the benefits derived from orphan status, would unlikely generate sufficient return in the European Union to justify the necessary investment. Moreover, in order to obtain orphan designation in the European Union, it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition authorized for marketing in the European Union, or if such a method exists, that the product will be of significant benefit to those affected by the condition. The EMA will reassess whether GRASPA continues to meet the criteria for orphan drug designation in the European Union at the time it reviews a marketing authorization application for the product. If the EMA considers that GRASPA no longer meets these criteria, for example, because it does not offer a significant benefit over existing therapies, it may revoke GRASPA’s orphan drug designation prior to approval.

The EMA has granted orphan drug designation for GRASPA for the treatment of pancreatic cancer, ALL and AML, and the FDA has granted orphan drug designation for eryaspase for the same indications. We may seek orphan drug designation for our other product candidates, and with respect to other indications. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for that time period or the EMA or any other medicines regulator in the European Union from approving a similar medicinal product. The applicable period is seven years in the United States and usually 10 years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the applicable regulatory authority can subsequently approve another drug for the same condition if it concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Similarly, if our competitors are able to obtain orphan product exclusivity for their products in the same indications for which we are developing our product candidates, we may not be able to have our products approved by the applicable regulatory authority for a significant period of time.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we or they market our products, which could materially impair our ability to generate revenues.

Even if we receive regulatory approval for a product candidate, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning in its labeling and on its packaging.

Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Accordingly, assuming we receive marketing approval for one or more of our product candidates, we will continue to expend time, money and effort in all areas of regulatory compliance.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues even if we obtain regulatory approval to market a product.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes, and are challenging the prices charged for medical products. In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare costs to contain or reduce costs of healthcare may negatively affect our commercialization prospects, including:

∎	our ability to set a price we believe is fair for our products, if approved;

∎	our ability to obtain and maintain market acceptance by the medical community and patients;

∎	our ability to generate revenues and achieve profitability; and

∎	the availability of capital.

We cannot be sure that coverage and reimbursement will be available for any potential product candidate that we may commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

In the United States, the ACA is significantly impacting the provision of, and payment for, healthcare. Various provisions of the ACA were designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide healthcare benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. With regard to pharmaceutical products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act of 2017, and in June 2017, a bill titled the Better Care Reconciliation Act of 2017 was released by U.S. Senate Republicans, but was not passed by the full Senate. The prospects for further Congressional action remain uncertain. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or the ATRA, have instituted, among other things, mandatory reductions in Medicare payments to certain providers. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce reimbursement and/or coverage of our product candidates, if approved. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. These legislative proposals and initiatives could harm our ability to market any product candidates and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product candidate. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs. Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future.

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. In addition, in some foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, may refuse to reimburse a product at the price set by the manufacturer or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for eryaspase or any of our other product candidates that may be approved. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.

We believe that pricing pressures at the federal and state levels in the United States, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential product candidates that may be approved in the future at a price acceptable to us or any third parties with whom we may choose to collaborate.

Any of our product candidates for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products following approval.

Any of our product candidates for which we obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the EMA, FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug or biological product outweigh its risks.

The EMA and FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies on natural exposure. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The EMA and FDA impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market any of our product candidates for which we receive marketing approval for only their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

The EMA, FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.

The EMA, FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the EMA, FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for eryaspase for ALL, physicians, in their professional medical judgment, may nevertheless prescribe eryaspase to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label use, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

Our future growth depends, in part, on our ability to penetrate foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future profitability will depend, in part, on our ability to commercialize our product candidates in markets within and without the United States and Europe. If we commercialize our product candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	economic weakness, including inflation, or political instability in particular economies and markets;

∎	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, many of which vary between countries;

∎	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

∎	tariffs and trade barriers;

∎	other trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or foreign governments;

∎	longer accounts receivable collection times;

∎	longer lead times for shipping;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	workforce uncertainty in countries where labor unrest is common;

∎	language barriers for technical training;

∎	reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;

∎	foreign currency exchange rate fluctuations and currency controls;

∎	differing foreign reimbursement landscapes;

∎	uncertain and potentially inadequate reimbursement of our products; and

∎	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of our products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

Adverse market and economic conditions may exacerbate certain risks associated with commercializing our product candidates.

Future sales of our product candidates, it they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may delay payment for eryaspase or any of our product candidates that are approved for commercialization in the future. In addition, there have been concerns for the overall stability and suitability of the euro as a single currency given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of Eurozone countries, the withdrawal of one or more member countries from the European Union, or the failure of the euro as a common European currency or an otherwise diminished value of the euro could materially and adversely affect our future product revenue from European sales of our products.

Risks Related to the Production and Manufacturing of our Product Candidates

Our production capacity could prove insufficient for our needs. In particular, our inability to produce and supply adequate amounts of GRASPA to Orphan Europe and Teva under our distribution agreements would give rise to potential financial liability and termination of our agreements, which would harm our business and financial condition.

Our production capacity may prove insufficient in the future to meet the growth of our business, including producing sufficient quantities of product candidates for preclinical studies, clinical trials and, ultimately, our customers and distributors. For instance, we plan to initiate a Phase 3 clinical trial in Europe in patients with metastatic pancreatic cancer during the third quarter of 2018, and our production capacity may be insufficient to timely commence and conduct that trial. Also, if we must increase production capacity for any reason, we may need to make considerable investments that could lead to significant financing needs or require us to enter into subcontracting agreements in order to outsource part of the production. Our distribution agreement with Teva provides that if we are unable to supply Teva with sufficient quantities of GRASPA for specified lengths of time, after notice and cure periods, Teva will be able to terminate our agreement and we could be required to reimburse Teva for all milestone payments we received prior to termination. Our distribution agreement with Orphan Europe requires us to use commercially reasonable efforts to supply them with their requested quantities of GRASPA, and our failure to do so could result in Orphan Europe’s ability to terminate our agreement. Termination of either agreement, including any financial penalties associated with termination, would negatively impact our financial condition.

We may not have access to the raw materials and other components necessary for the manufacturing of our product candidates.

We are dependent on third parties for the supply of various materials that are necessary to produce our product candidates for clinical trials. With respect to eryaspase, we rely on medac GmbH, or Medac, for the supply of asparaginase and on the American Red Cross in the United States and the Établissement Français du Sang in Europe for the supply of red blood cells. The Établissement Français du Sang is the sole operator in its territory for blood transfusions and is in charge of satisfying national needs for blood products. Although we have entered into agreements with the American Red Cross and the Établissement Français du Sang related to the supply of those materials, the supply could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If we lose key suppliers or the supply of materials is diminished or discontinued, or in the event of a major or international crisis impacting blood banks and the practice of blood donation, we may not be able to continue to develop, manufacture and market our product candidates or products in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing processes and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect our ability to complete trials and commercialize our products in a cost-effective and timely manner. If we encounter difficulties in the supply of these materials, chemicals or biological products, or if we were not able to maintain our supply agreements or establish new supply agreements in the future, our product development and our business prospects could be significantly compromised.

Our manufacturing facilities are subject to significant government regulations and approvals. If we or our third-party manufacturers fail to comply with these regulations or maintain these approvals, our business will be materially harmed.

We currently manufacture our product candidates for use in Europe in our facility in Lyon, France. In addition, we have entered into an agreement with the American Red Cross to produce eryaspase for use in our clinical trials in the United States, and we have an agreement with Medac to provide us with L-asparaginase for use in our production of eryaspase. We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products.

Failure to comply with applicable regulations could also result in the EMA, FDA or other applicable regulatory authorities taking various actions, including:

∎	levying fines and other civil penalties;

∎	imposing consent decrees or injunctions;

∎	requiring us to suspend or put on hold one or more of our clinical trials;

∎	suspending or withdrawing regulatory approvals;

∎	delaying or refusing to approve pending applications or supplements to approved applications;

∎	requiring us to suspend manufacturing activities or product sales, imports or exports;

∎	requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

∎	mandating product recalls or seizing products;

∎	imposing operating restrictions; and

∎	seeking criminal prosecutions.

Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing approval in the United States, Europe or elsewhere, our suppliers will have to pass an audit by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such audits, and the audits and any audit remediation may be costly. Failure to pass such audits by us or any of our suppliers would affect our ability to commercialize our product candidates in the United States, Europe or elsewhere.

Our production costs may be higher than we currently estimate.

We manufacture our product candidates according to manufacturing best practices applicable to drugs for clinical trials and to specifications approved by the applicable regulatory authorities. If any of our products are found to be non-compliant, we would be required to manufacture the product again, which would entail additional costs and may prevent delivery of the product to patients on time.

Other risks inherent in the production process may have the same effect, such as:

∎	contamination of the controlled atmosphere area;

∎	unusable premises and equipment;

∎	new regulatory requirements requiring a partial and/or extended stop to the production unit to meet the requirements;

∎	unavailable qualified personnel;

∎	power failure of extended duration;

∎	logistical error; and
∎	rupture in the cold chain, which is a system for storing and transporting blood and blood products within the correct temperature range and conditions.

In addition, a rise in direct or indirect energy rates may increase product manufacturing and logistical costs. Any of these risks, should they occur, could disrupt our activities and compromise our financial position, results, reputation or growth.

Risks Related to Our Operations

We may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2017, we had 92 full-time employees, and we expect to increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the potential commercialization of our product candidates in Europe and the United States, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

Our success depends to a significant degree upon the technical and management skills of our senior management team, including, in particular, Gil Beyen, our chairman and chief executive officer, Iman El-Hariry, our chief medical officer, and Jérôme Bailly, our director of pharmaceutical operations and qualified person. The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so, could harm our operations and our growth prospects.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our results of operations.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the CIR, which is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €2.2 million and €3.3 million as of December 31, 2015 and 2016, respectively. The French tax authorities, with the assistance of the Research and Higher Education Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. We believe, due to the nature of our business operations, that we will continue to be eligible to receive the CIR tax credit. In 2017, our CIR authorization from the Research and Higher Education Ministry was renewed. However, if the French Parliament decides to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Our business may be exposed to foreign exchange risks.

We incur some of our expenses, and may in the future derive revenues, in currencies other than the euro. In particular, as we expand our operations and conduct clinical trials in the United States, we will incur expenses in U.S. dollars. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, are translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ADSs being sold in the U.S. offering will be quoted in U.S. dollars on the Nasdaq Global Market, while our ordinary shares (including those being sold in the European private placement and the underlying ordinary shares of the ADSs being sold in the U.S. offering) trade in euros on the Euronext Paris exchange. Our financial statements are prepared in euros. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs.

We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. French and U.S. federal, state, local or foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of biopharmaceutical products. Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our collaborators, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval. Product liability claims could also harm our reputation, which may adversely affect our ability to commercialize our products successfully.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

Our current growth strategy does not involve plans to acquire companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. However, if such acquisitions were to become necessary in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Risks Related to Other Legal Compliance Matters

We are subject to healthcare laws and regulations which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our products, if approved. Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

∎	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

∎	U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

∎

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

∎	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates that perform functions or activities that involve HIPAA Protected Health Information on their behalf, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

∎	U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and

∎	analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of CMS, EMA, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In connection with the global offering, we intend to adopt a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and defending these rights against third-party challenges. We will only be able to protect our product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

∎	we or our licensors may not have been the first to make the inventions covered by pending patent applications or issued patents;

∎	we or our licensors may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

∎	others may independently develop identical, similar or alternative products or compositions and uses thereof;

∎	our or our licensors’ disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

∎	any or all of our or our licensors’ pending patent applications may not result in issued patents;

∎	we or our licensors may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

∎	any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

∎	our or our licensors’ compositions and methods may not be patentable;

∎	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

∎	others may identify prior art or other bases which could invalidate our or our licensors’ patents.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to chemical compounds and therapeutic products, and some of these relate to compounds we intend to commercialize. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the cancer treatment field in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products if approved. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications may have priority over patent applications filed by us.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.

If we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review and/or inter partes review and equivalent proceedings in foreign jurisdictions, and opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

Biopharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the U.S. Patent and Trademark Office, or USPTO, are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our or our licensors’ discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection for our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on our business. In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act, or any subsequent U.S. legislation regarding patents, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our U.S. patent applications, our ability to obtain U.S. patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We have entered into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

If we fail to comply with our obligations under license or technology agreements with third parties, we could lose license rights that are critical to our business.

We license intellectual property that is critical to our business, including licenses underlying the technology in our diagnostic tests, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. These licenses impose various royalty payments, milestones, and other obligations on us. If we fail to comply with any of these obligations, the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from distributing our current tests, or inhibit our ability to commercialize future test candidates. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, and no such claims against us are currently pending, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time-consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the biopharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a negative impact on our cash position. Any legal action against us or our collaborators could lead to:

∎	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

∎	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or

∎	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Any of these outcomes could hurt our cash position and financial condition and our ability to develop and commercialize our product candidates.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively.

Risks Related to the Global Offering, Ownership of our Ordinary Shares and ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

There has been no market for the ADSs prior to the U.S. offering and an active and liquid market for our securities may fail to develop, which could harm the market price of the ADSs.

Prior to the U.S. offering, while our ordinary shares have been traded on Euronext Paris since May 2013 and we have ADRs that trade on the U.S. over-the-counter market, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Although we anticipate our ADSs will be approved for listing on the Nasdaq Global Market, an active trading market for our ADSs may never develop or be sustained following the U.S. offering. The offering price of our ADSs will be determined through negotiations between us and the underwriters based on a number of factors. This offering price may not be indicative of the market price of our ADSs or ordinary shares after the global offering. In the absence of an active trading market for our ADSs or ordinary shares, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

The market price of our equity securities may be volatile, and purchasers of our ordinary shares or ADSs could incur substantial losses.

The market price for our ADSs and ordinary shares may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or ordinary shares at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by many factors, including:

∎	actual or anticipated fluctuations in our financial condition and operating results;

∎	actual or anticipated changes in our growth rate relative to our competitors;

∎	competition from existing products or new products that may emerge;

∎	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

∎	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

∎	issuance of new or updated research or reports by securities analysts;

∎	fluctuations in the valuation of companies perceived by investors to be comparable to us;

∎	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

∎	additions or departures of key management or scientific personnel;

∎	lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

∎	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

∎	announcement or expectation of additional debt or equity financing efforts;

∎	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

∎	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed and the price of our securities could decline as a result.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

∎	our available capital resources or capital constraints we experience;

∎	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

∎	our receipt of approvals by the EMA, FDA and other regulatory agencies and the timing thereof;

∎	other actions, decisions or rules issued by regulators;

∎	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our product candidates;

∎	the efforts of our collaborators with respect to the commercialization of our products; and

∎	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, our business and results of operations may be harmed, and the trading price of the ordinary shares and ADSs may decline as a result.

After the completion of the global offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

After the global offering, our ownership will remain concentrated in the hands of our principal shareholders and ADS holders and management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our executive officers, directors, current 5% or greater shareholders and affiliated entities, including Auriga Ventures III FCPR and Baker Bros. Advisors LP, will together beneficially own approximately         % of our ordinary shares (including ordinary shares in the form of ADSs) outstanding after the global offering, assuming no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares in the global offering. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ordinary shares or ADSs in the global offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have broad discretion in the use of the net proceeds from the global offering and may use them in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds that we receive from the global offering. We may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the global offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ordinary shares and ADSs and their trading volume could decline.

The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or their trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ordinary shares or ADSs for the foreseeable future and the success of an investment in ordinary shares or ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ordinary shares or ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares or ADSs will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase the ADSs or ordinary shares.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this prospectus titled “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

If you purchase ordinary shares or ADSs in the global offering, you will experience substantial and immediate dilution.

If you purchase ordinary shares or ADSs in the global offering, you will experience substantial and immediate dilution of $         per ADS and €         per ordinary share in net tangible book value after giving effect to the global offering at an assumed offering price of $         per ADS in the U.S. offering corresponding to €         per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, because the price that you pay will be substantially greater than the net tangible book value per ADS or ordinary share, as applicable, that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding warrants to purchase ordinary shares or if we otherwise issue additional ordinary shares or ADSs below the offering price. For a further description of the dilution that you will experience immediately after the global offering, see the section of this prospectus titled “Dilution.”

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ADSs and ordinary shares.

If our existing shareholders or holders of ADSs sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ADSs and ordinary shares could decline significantly and could decline below the offering price. Upon completion of the global offering, we will have outstanding                 ordinary shares (including ordinary shares in the form of ADSs) assuming the underwriters do not exercise their option to purchase additional ADSs and/or ordinary shares, approximately             of which are subject to a contractual restriction on selling for up to 90 days, subject to customary exceptions. The underwriters may permit our officers, directors, employees and current shareholders to sell ADSs or ordinary shares prior to the expiration of the lock-up agreements. See the section of this prospectus titled “Underwriting.”

After the lock-up agreements pertaining to the global offering expire, and based on the number of ordinary shares outstanding upon completion of the global offering (including ordinary shares in the form of ADSs),                 additional ordinary shares will be eligible for sale in the public market, all of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Following the global offering and expiration of the lock-up period, we intend to file one or more registration statements with the SEC covering the ordinary shares issuable upon exercise of outstanding warrants. Upon effectiveness of such registration statements, any ordinary shares subsequently issued will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares in the public market could have an adverse effect on the market price of the ADSs or ordinary shares. See the section of this prospectus titled “Shares and ADSs Eligible for Future

Sale” for a more detailed description of sales that may occur in the future. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs and ordinary shares could decline substantially.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. See the sections of this prospectus titled “Management—Corporate Governance Practices” and “Description of Share Capital.”

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See the section of this prospectus titled “Enforcement of Civil Liabilities.”

Our bylaws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

∎	under French law, the owner of 95% of voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the European Economic Area, or EEA, Agreement, including France, has the right to force out minority shareholders following a tender offer made to all shareholders;

∎

under French law, a non-resident of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

∎	a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

∎	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

∎	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

∎	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

∎	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

∎	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

∎	our board of directors can be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

∎	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

∎	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

∎	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

∎	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

∎	our bylaws can be changed in accordance with applicable laws;

∎	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this prospectus titled “Description of Share Capital—Declaration of Crossing of Ownership Thresholds”;

∎	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the Market Abuse Directive and Regulation dated April 16, 2014; and

∎	pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Purchasers of ADSs in the U.S. offering may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, purchasers of ADSs in the U.S. offering will not be able to exercise voting rights, unless they withdraw the ordinary shares underlying the ADSs they hold. However, a holder of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for a holder of ADSs’ instructions, the depositary, upon timely notice from us, will notify him or her of the upcoming vote and arrange to deliver our voting materials to him or her. We cannot guarantee to any holder of ADSs that he or she will receive the voting materials in time to ensure that he or she can instruct the depositary to vote his or her ordinary shares or to withdraw his or her ordinary shares so that he or she can vote them. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying his or her ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that a holder of ADSs may not be able to exercise his or her right to vote, and there may be nothing he or she can do if the ordinary shares underlying his or her ADSs are not voted as he or she requested.

Purchasers of ADSs in the U.S. offering may not be directly holding our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. French law governs our shareholder rights. The depositary will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs in the U.S. offering. Purchasers of ADSs in the U.S. offering will have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the U.S. offering.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs in the U.S. offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Purchasers of ADSs in the U.S. offering may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the section of this prospectus titled “Description of American Depositary Shares.”

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs and ordinary shares.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted and we expect to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Global Market.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, may differ significantly from Nasdaq corporate governance standards. For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Corporate Governance Practices.”

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of the global offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of the global offering, approximately     % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in the U.S. offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Material United States Federal Income and French Tax Considerations—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our status as a PFIC will depend on the composition of our income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from the global offering in our business. Based on certain estimates of our gross income and assets, and on the nature of our business, we do not expect to be characterized as a PFIC for our taxable year ending December 31, 2017; however, there can be no assurance that we will not be considered a PFIC for any taxable year.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2018 and the filing of our second annual report with the SEC.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of the global offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

∎	our ability to attain, maintain and expand marketing approval for eryaspase, which is known under the trade name GRASPA in Europe and Israel;

∎	the initiation, timing, progress and results of our preclinical studies and clinical trials;

∎	our ability to successfully develop our ERYCAPS platform and advance our pipeline of product candidates;

∎	our ability to develop sales and marketing capabilities;

∎	the regulatory and commercialization goals for GRASPA in our agreements with Orphan Europe and Teva, including the timing and amount of anticipated milestone and royalty payments;

∎	our ability to produce adequate supplies of our product candidates for preclinical and clinical testing and to fulfill our contractual obligations to third-party distributors;

∎	the effects of increased competition as well as innovations by new and existing competitors in our industry;

∎	our ability to obtain funding for our operations;

∎	our ability to maintain, protect and enhance our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

∎	regulatory developments in the United States, Europe and other foreign countries;

∎	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

∎	the uncertainty of economic conditions in certain countries in Europe and Asia such as related to the United Kingdom’s referendum in June 2016 in which voters approved an exit from the European Union, commonly referred to as “Brexit,” and general economic conditions;

∎	our expected use of proceeds of the global offering; and

∎	other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with the global offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET INFORMATION

Our ordinary shares have been trading on Euronext Paris under the symbol “ERYP” since May 2013.

The following table sets forth for the periods indicated the reported high and low sale prices per ordinary share on Euronext Paris in euros as well as the average daily trading volume for these periods.

PERIOD	HIGH	LOW	AVERAGE DAILY TRADING VOLUME
Annual
2013	€12.07	€8.58	5,086
2014	34.97	10.16	39,665
2015	40.20	23.04	42,280
2016	28.18	11.50	26,417
Quarterly
First Quarter 2015	32.99	25.20	58,926
Second Quarter 2015	37.00	25.93	51,097
Third Quarter 2015	40.20	28.15	37,287
Fourth Quarter 2015	32.80	23.04	22,804
First Quarter 2016	26.90	17.62	36,674
Second Quarter 2016	28.18	15.44	19,287
Third Quarter 2016	24.42	18.51	15,877
Fourth Quarter 2016	18.56	11.50	34,593
First Quarter 2017	29.82	12.10	120,436
Second Quarter 2017	30.20	23.81	112,977
Third Quarter 2017	27.96	22.44	40,349
Fourth Quarter 2017 (through October 3, 2017)	24.90	23.05	65,840
Monthly
May 2017	29.97	23.81	117,237
June 2017	29.93	25.58	59,407
July 2017	27.10	24.06	23,500
August 2017	26.73	22.44	42,441
September 2017	27.96	22.70	54,909
October 2017 (through October 3, 2017)	24.90	23.05	65,840

On October 3, 2017, the last reported sale price of our ordinary shares on Euronext Paris was €24.70 per share.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the global offering of approximately €         ($        ) million, assuming an offering price $         per ADS in the U.S. offering corresponding to €         per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, after deducting underwriting commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares. If the underwriters exercise in full their option to purchase additional ADSs and/or ordinary shares in the global offering, we estimate that we will receive net proceeds from the global offering of approximately €        ($        ) million, assuming an offering price of $         per ADS in the U.S. offering corresponding to €         per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, after deducting underwriting commissions and estimated offering expenses payable by us.

Each €1.00 ($        ) increase or decrease in the assumed offering price of $         per ADS in the U.S. offering corresponding to €         per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, would increase or decrease our net proceeds from the global offering by €         ($        ) million, assuming the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. An increase or decrease of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us in the global offering would increase or decrease the net proceeds to us by approximately €         ($        ) million, assuming that the assumed offering price per ADS or ordinary share remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. The actual net proceeds payable to us will adjust based on the actual number of ordinary shares (including ordinary shares in the form of ADSs) offered by us in the global offering, the actual offering price per ADS and ordinary share and other terms of the global offering determined at pricing.

We currently expect to use the net proceeds from the global offering as follows:

∎	approximately € ($ ) million to conduct our planned pivotal Phase 3 clinical trial of eryaspase for the treatment of pancreatic cancer in the United States and Europe;

∎	approximately € ($ ) million to complete additional pivotal clinical trials of eryaspase for the treatment of ALL in the United States and Europe;

∎	approximately € ($ ) million to advance the development of eryaspase and potential follow-on products for other indications;

∎	approximately € ($ ) million to fund overall development of our ERYCAPS platform technology and other preclinical development programs; and
∎	the remainder, if any, for working capital and other general corporate purposes.

Even with the expected net proceeds from the global offering, we may need to raise additional capital in the future to conduct additional clinical developments with eryaspase, including to fund our planned pivotal Phase 3 clinical trial, and to complete the clinical development of other product candidates. However, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our clinical trials that have already commenced, including our Phase 1 clinical trial in the United States of eryaspase for the treatment of ALL, our Phase 2 clinical trial in Europe of eryaspase in ALL patients allergic to pegylated asparaginase and our Phase 2b clinical trial in Europe of eryaspase for the treatment of AML. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from the global offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the global offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our future financing needs remain uncertain and our management will retain broad discretion over the allocation of the net proceeds from the global offering.

Pending our use of the net proceeds from the global offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.

Subject to the requirements of French law and our bylaws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves which are reserves other than legal and statutory and revaluation surplus. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any in the future, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

∎	on an actual basis; and

∎	on an as adjusted basis to reflect (i) the issuance and sale of (a) ADSs in the U.S. offering at an assumed offering price of $ per ADS (assuming an exchange rate of € per U.S. dollar) and (b) ordinary shares in the European private placement at an assumed offering price of € per ordinary share, the closing price of our ordinary shares on Euronext Paris on , 2017, after deducting underwriting commissions and estimated offering expenses payable by us and (ii) the application of net proceeds from the global offering described under “Use of Proceeds.”

Our capitalization following the global offering will be adjusted based on the actual offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	AS OF JUNE 30, 2017
	ACTUAL	AS ADJUSTED (1)
	(in thousands)
Cash and cash equivalents	€88,551	€

Conditional advances	€1,182	€
Debt and capital lease obligations including current portion	2,061

Total debt	3,242

Equity attributable to shareholders:
Ordinary shares, €0.10 nominal value: 11,744,448 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	1,174
Additional paid-in capital	170,159
Reserves	(69,581)
Net loss for the period	(14,081)

Total equity attributable to shareholders	87,671

Total capitalization	€90,913	€

(1)	Each €1.00 ($ ) increase or decrease in the assumed offering price of $ per ADS in the U.S. offering corresponding to € per ordinary share in the European private placement (assuming an exchange rate of € per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on , 2017, would increase or decrease each of as adjusted total equity attributable to our shareholders and as adjusted total capitalization by approximately € ($ ) million, assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. Each increase or decrease of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase or decrease each of as adjusted total equity attributable to our shareholders and as adjusted total capitalization by approximately € ($ ) million, assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. Each increase of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us together with an associated €1.00 ($ ) increase in the assumed offering price of $ per ADS (assuming an exchange rate of € per U.S. dollar) and assumed offering price of € per ordinary share, the closing price of our ordinary shares on Euronext Paris on , 2017, would increase each of as adjusted total equity attributable to our shareholders and as adjusted total capitalization by approximately € ($ ) million, after deducting underwriting commissions and estimated offering expenses payable by us. Each decrease of 1,000,000 ordinary shares (including shares in the form of ADSs) offered by us together with an associated €1.00 ($ ) decrease in the assumed offering price of $ per ADS (assuming an exchange rate of € per U.S. dollar) and of € per ordinary share, the closing price of our ordinary shares on Euronext Paris on , 2017, would decrease each of as adjusted total equity attributable to our shareholders and as adjusted total capitalization by approximately € ($ ) million, after deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual offering price, the actual number of ordinary shares offered by us (including ordinary shares in the form of ADSs), and other terms of the global offering determined at pricing.

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering is based on 11,744,448 ordinary shares outstanding as of June 30, 2017 and excludes:

∎	825,527 ordinary shares issuable upon the exercise of founder’s share warrants (BSPCE), share purchase warrants (BSA), free shares and stock options granted but not exercised as of June 30, 2017 at a weighted average exercise price of €10.2563 ($11.7035) per ordinary share based on the exchange rate in effect as of June 30, 2017 (this weighted average exercise price does not include the 209,388 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price paid);

∎	357,913 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders; and

∎	13,000,000 ordinary shares reserved to date pursuant to a delegation of authority from our shareholders for share capital increases by us through rights issuances and public or private offerings.

DILUTION

If you invest in our ADSs or ordinary shares in the global offering, your ownership interest will be diluted to the extent of the difference between the offering price per ADS or ordinary share paid by purchasers in the global offering and the as adjusted net tangible book value per ADS or ordinary share after completion of the global offering. Our net tangible book value as of June 30, 2017 was €87.6 million ($100.0 million), or €7.46 per ordinary share (equivalent to $8.51 per ADS), based on the exchange rate in effect as of June 30, 2017. Net tangible book value per ordinary share is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of ordinary shares outstanding as of June 30, 2017, or 11,744,448 ordinary shares.

After giving effect to our sale of (i)              ADSs in the U.S. offering and (ii)                        ordinary shares in the European private placement, assuming an offering price of $         per ADS (assuming an exchange rate of €         per U.S. dollar) and assumed offering price of €         per ordinary share, the closing price of our ordinary shares on Euronext Paris on                 , 2017, and after deducting underwriting commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from the global offering as described under “Use of Proceeds,” our as adjusted net tangible book value at June 30, 2017 would have been €        ($        ), or €         per ordinary share (equivalent to $         per ADS). This represents an immediate increase in net tangible book value of €         per ordinary share (equivalent to $         per ADS) to existing shareholders and an immediate dilution in net tangible book value of €         per ordinary share (equivalent to $         per ADS) to new investors.

The following table illustrates this dilution to new investors on a per ordinary share and per ADS basis:

AS OF JUNE 30, 2017
	PER ORDINARY SHARE		PER ADS
Assumed offering price		€		$
Historical net tangible book value per ordinary share or ADS as of June 30, 2017	€7.46		$8.51
Increase in net tangible book value per ordinary share or ADS attributable to new investors participating in the global offering

As adjusted net tangible book value per ordinary share or ADS after the global offering

Dilution in as adjusted net tangible book value per ordinary share or ADS to new investors participating in the global offering		€

The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of the global offering determined at pricing. Each €1.00 ($        ) increase or decrease in the assumed offering price of $         per ADS (assuming an exchange rate of €         per U.S. dollar) and assumed offering price of €         per ordinary share, the closing price of our ordinary shares on Euronext Paris on                 , 2017, would increase or decrease our as adjusted net tangible book value by approximately €         ($        ) million, or approximately €         per ordinary share (equivalent to $         per ADS), and the dilution to new investors participating in the global offering would be approximately €         per ordinary share (equivalent to $         per ADS), assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. An increase of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase the as adjusted net tangible book value by approximately €         ($        ) million, or €         per ordinary share (equivalent to $         per ADS), and the dilution to new investors participating in the global offering would be €         per ordinary share (equivalent to $         per ADS), assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would decrease the as adjusted net tangible book value by approximately €         ($        ) million, or €         per ordinary share (equivalent to $         per

ADS), and the dilution to new investors participating in the global offering would be €         per ordinary share (equivalent to $         per ADS), assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (including ordinary shares in the form of ADSs), and other terms of the global offering determined at pricing.

If the underwriters exercise their option to purchase additional ADSs and/or ordinary shares in full, the as adjusted net tangible book value after the global offering would be €         per ordinary share (equivalent to $         per ADS), the increase in the as adjusted net tangible book value to existing shareholders would be €         per ordinary share (equivalent to $         per ADS), and the dilution to new investors participating in the global offering would be €         per ordinary share (equivalent to $         per ADS).

The following table sets forth, as of             , 2017, consideration paid to us in cash for ordinary shares (including ordinary shares in the form of ADSs) purchased from us by our existing shareholders and by new investors participating in the global offering based on an assumed offering price of $         per ADS (assuming an exchange rate of €         per U.S. dollar) and €         per ordinary share, the closing price of our ordinary shares on Euronext Paris on                 , 2017, and before deducting underwriting commissions and estimated offering expenses payable by us.

	ORDINARY SHARES PURCHASED (1)			TOTAL CONSIDERATION			AVERAGE PRICE PER ORDINARY SHARE	AVERAGE PRICE PER ADS
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing shareholders			%	€		%	€	$
New investors

Total			%	€		%

(1)	Including ordinary shares in the form of ADSs.

Each €1.00 ($        ) increase or decrease in the assumed offering price of $         per ADS in the U.S. offering corresponding to €             per ordinary share in the European private placement (assuming an exchange rate of €         per U.S. dollar), the closing price of our ordinary shares on Euronext Paris on                 , 2017, would increase or decrease the total consideration paid by new investors participating in the global offering by €         ($            ) million, assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of the prospectus, remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. Each increase or decrease in 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase or decrease the total consideration paid by new investors participating in the global offering by €         ($            ) million, assuming that the assumed offering price per ADS or ordinary share remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (including ordinary shares in the form of ADSs) and other terms of the global offering determined at pricing.

The table above assumes no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares and ADSs in the global offering. If the underwriters exercise their option to purchase additional ADSs and/or ordinary shares in full, the number of ordinary shares (including ordinary shares in the form of ADSs) held by the existing shareholders after the global offering would be reduced to                 , or         % of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the global offering, and the number of ordinary shares (including ordinary shares in the form of ADSs) held by new investors participating in the global offering would increase to                 , or         % of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the global offering.

The tables and calculations above are based on the number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering, which is based on 11,744,448 ordinary shares outstanding as of June 30, 2017 and excludes:

∎	825,527 ordinary shares issuable upon the exercise of founder’s share warrants (BSPCE), share purchase warrants (BSA), free shares and stock options granted but not exercised as of June 30, 2017 at a weighted average exercise price of €10.2563 ($11.7035) per ordinary share based on the exchange rate in effect as of June 30, 2017 (this weighted average exercise price does not include the 209,388 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price paid);

∎	357,913 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders; and

∎	13,000,000 ordinary shares reserved to date pursuant to a delegation of authority from our shareholders for share capital increases by us through rights issuances and public or private offerings.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of income (loss) data for the years ended December 31, 2015 and 2016 and selected consolidated statement of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The following selected consolidated statement of income (loss) data for the six months ended June 30, 2016 and 2017 and selected consolidated statement of financial position data as of June 30, 2017 have been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017. The unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 were prepared in accordance with IAS 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.

The following selected financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results and the results for the six months ended June 30, 2017 are not necessarily indicative of our results to be expected for the full year ending December 31, 2017 or any future period.

Selected Consolidated Statement of Income (Loss) Data:

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Revenues	€—	€—	€—	€—
Other income	2,929	4,138	2,403	1,788

Total operating income	2,929	4,138	2,403	1,788

Operating expenses:
Research and development	(10,776)	(19,720)	(8,800)	(12,082)
General and administrative	(7,736)	(6,808)	(4,222)	(3,895)

Total operating expenses	(18,512)	(26,528)	(13,022)	(15,977)

Operating loss	(15,583)	(22,390)	(10,618)	(14,189)

Financial income	567	488	260	113
Income tax	3	(10)	9	(5)

Net loss	€(15,013)	€(21,913)	€(10,349)	€(14,081)
Basic and diluted loss per share	€(2.16)	€(2.74)	€(1.31)	€(1.42)

Weighted number of shares used for computing basic and diluted loss per share (1)	6,957,654	7,983,642	7,929,309	9,937,252

(1)	This number represents the average weighted number of shares in circulation during the relevant period.

Selected Consolidated Statement of Financial Position Data:

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2015	2016	2017
	(in thousands)
Cash and cash equivalents	€45,634	€37,646	€88,551
Total assets	53,004	44,967	99,307
Total shareholders’ equity	47,132	35,638	87,671
Total non-current liabilities	251	2,982	2,596
Total current liabilities	5,621	6,347	9,040
Total liabilities	5,872	9,329	11,636
Total liabilities and shareholders’ equity	53,004	44,967	99,307

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2015 and 2016 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 were prepared in accordance with IAS 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are a biopharmaceutical company developing innovative therapies for rare forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, we have developed a pipeline of product candidates targeting both solid and liquid tumors for patients with high unmet medical needs. We are developing our lead product candidate, eryaspase, for the treatment of solid tumors, including pancreatic cancer. Based on the initial feedback we received from the U.S. Food and Drug Administration, or FDA, at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018. We are also developing eryaspase for the treatment of liquid tumors, including acute lymphoblastic leukemia, or ALL, and acute myeloid leukemia, or AML. We expect to commence a pivotal Phase 3 clinical trial of eryaspase as a first-line treatment for adults with ALL by the end of the third quarter of 2018. Depending on the outcome of our discussions with the European Medicines Agency, or EMA, we intend to resubmit a Marketing Authorization Application, or MAA, for eryaspase for relapsed or refractory ALL later in October 2017. With respect to eryaspase for the treatment of AML, we are conducting a Phase 2b clinical trial in Europe and expect to report initial results from this trial by the end of 2017.

Recent Developments—Phase 2b Clinical Trial for Eryaspase for the Treatment of Second-Line Metastatic Pancreatic Cancer

We recently announced preliminary data from our Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer. The trial met its pre-specified co-primary endpoints of improvement in overall survival rates and progression-free survival rates. The hazard ratio for overall survival in the entire patient population was 0.60, meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. Our clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. We presented these results at the European Society for Medical Oncology Congress in Madrid, Spain in September 2017.

Eryaspase - Our Lead Cancer Metabolism-Targeting Product Candidate

Eryaspase consists of the enzyme L-asparaginase encapsulated in red blood cells. L-asparaginase cleaves and reduces intracellular asparagine, a naturally occurring amino acid essential for the survival and proliferation of cells within the body, including cancer cells, and, through osmosis via the treated red blood cells, depletes this protein building block from circulating blood plasma. Unlike normal cells, cancer cells often lack the enzymes necessary to produce asparagine internally and therefore, must obtain this nutrient from circulating blood. While L-asparaginase injections have been used for decades as a cancer metabolism treatment, the toxicity profiles of current commercially available forms of unencapsulated, or free-form, L-asparaginases have generally limited their use to pediatric ALL patients. Encapsulation of L-asparaginase, utilizing our proprietary ERYCAPS platform, is designed to shield the body from the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been tested in over 320 patients to date. In our clinical trials, patients treated with eryaspase have achieved improvements in efficacy endpoints compared to treatment with free-form L-asparaginase or standard of care chemotherapy, and treatment has generally been well tolerated.

In addition to our product candidates based on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

In 2012, we entered into an exclusive license and distribution agreement with Orphan Europe, a subsidiary of Recordati S.p.A., for the exclusive commercialization and distribution rights to GRASPA for the treatment of ALL and AML in 38 European countries. Under this agreement, we received an upfront payment of €5 million and are entitled to receive up to an aggregate of €37.5 million upon the achievement of specified regulatory and sales milestones. In addition, Orphan Europe is contributing to the development costs of GRASPA for the treatment of AML, and we are also eligible to receive up to 45% of net product sales by Orphan Europe, representing a combined transfer price and royalties. In 2011, we entered into an exclusive distribution agreement with Abic Marketing Limited, a subsidiary of Teva Pharmaceutical Industries Ltd., under which Teva acquired the exclusive rights to GRASPA in Israel for the treatment of ALL.

We maintain a commercial-scale, cGMP-certified production facility in Lyon, France that we believe will be sufficient to supply our commercial requirements for at least two years following sales launch in Europe for an ALL indication. We also maintain a smaller production facility in Philadelphia, Pennsylvania, on the premises of the American Red Cross, which is currently used for clinical trial production. Depending on the design of our potential Phase 3 trial in patients with metastatic pancreatic cancer, we will likely require additional funds to continue to develop our clinical strategy and increase production capacity in Europe and in the United States.

We have retained the rights to commercialize eryaspase for the treatment of ALL and AML outside of Europe and Israel, including in the United States, and for the treatment of all other indications outside of Israel. We retain the worldwide development and commercialization rights to all of our other product candidates.

We have never generated any revenues from product sales. We do not expect to generate material revenue from product sales unless and until we successfully complete development of, obtain marketing approval for and commercialize our product candidates. Clinical development, regulatory approval and commercial launch of a product candidate can take several years and are subject to significant uncertainty. Historically, we have financed our operations and growth through issuances of share capital and convertible bonds and through conditional advances and subsidies from Bpifrance Financement (formerly Oséo), part of BPI France, a French public investment bank and from research tax credits. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, from which we raised €17.7 million in cash proceeds, and in October 2014, we raised an additional €30 million in gross proceeds from the issuance of additional ordinary shares. We also conducted three private placements with institutional investors in the United States and in Europe in December 2015, December 2016 and April 2017, raising €25.4 million, €9.9 million and €70.5 million in gross proceeds, respectively.

Since our inception in 2004, we have incurred significant operating losses. Our net loss was €15.0 million and €21.9 million for the years ended December 31, 2015 and 2016, respectively, and €10.3 million and €14.1 million for the six months ended June 30, 2016 and 2017, respectively. We had an accumulated deficit of €83.6 million as of June 30, 2017, and we expect to incur significant expenses and substantial operating losses over the next several years as we continue our research and development efforts and advance our clinical development program for AML, ALL and in pancreatic cancer in Europe and the United States. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of milestone payments, if any, under our collaborations with Orphan Europe and Teva, and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

∎	initiate and conduct our planned clinical trials of eryaspase in Europe and in the United States;

∎	continue the research and development of our other product candidates, including planned and future clinical trials;

∎	seek to discover and develop additional product candidates;

∎	seek regulatory approvals for any product candidates that successfully complete clinical trials;

∎	scale-up our manufacturing capabilities to support the launch of additional clinical studies and the commercialization of our product candidates, if approved;

∎	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire additional clinical, quality control and scientific personnel; and

∎	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and our operations as a public company listed in the United States.

Until such time that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of our existing liquidity and the proceeds of the global offering. If we are unable to generate revenue from product sales, in particular from GRASPA for ALL in Europe, in accordance with our expected timeframes, we will need to raise additional capital through the issuance of our shares, through other equity or debt financings or through collaborations or partnerships with other companies. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as at June 30, 2017, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

As indicated in Note 3 of our consolidated financial statements for the years ended December 31, 2015 and 2016, due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, statutory consolidated financial statements were prepared in accordance with IFRS, as adopted by the European Union for the years ended December 31, 2015 and 2016 and were approved and authorized for issuance by our board of directors on February 19, 2016 and March 1, 2017, respectively.

The consolidated financial statements as of and for the years ended December 31, 2015 and 2016 included in this prospectus have been prepared in accordance with IFRS as issued by the IASB with no difference with the statutory consolidated financial statements and were approved and authorized for issuance by our board of directors on May 16, 2017.

The unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 have been prepared in accordance with IAS 34, Interim Financial Reporting, and were approved and authorized for issuance by our board of directors on September 7, 2017.

Financial Operations Overview

Operating Income

Our operating income consists of other income.

Revenues

To date, we have not generated any revenue from the sale of products. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop and commercialize GRASPA and our other product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Other Income

Our other income consists of research tax credits, grants from BPI France for our preclinical research programs and reimbursements from Orphan Europe for some of the internal costs we incur under our distribution agreement with them.

Research Tax Credit

The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have expenses that meet the required criteria, including research expenses located in France or, since January 1, 2005, within the European Union or in another state that is a party to the agreement in the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause, receive a tax credit which can be used against the payment of the corporate tax due the fiscal year in which the expenses were incurred and during the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenses taken into account for the calculation of the CIR only involve research expenses.

The main characteristics of the CIR are the following:

∎	the CIR results in a cash inflow from the tax authorities paid directly to us as we are not subject to corporate income tax;

∎	a company’s corporate income tax liability does not limit the amount of the CIR—a company that does not pay any corporate income tax can request direct cash payment of the research tax credit; and

∎	the CIR is not included in the determination of the corporate income tax.

As a result, we have concluded that the CIR meets the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, it has been classified as other income within operating income in our statement of income (loss).

We have requested the reimbursement of the 2016 CIR under the community tax rules for small and medium firms in compliance with the current regulations.

Subsidies and Conditional Advances

We have received financial assistance from BPI France and other governmental organizations in connection with the development of our product candidates. BPI France’s mission is to provide assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies. Such funding, in the form of non-refundable subsidies and conditional advances, is intended to finance our research and development efforts and the recruitment of specific personnel.

We account for non-refundable subsidies as other income ratably over the duration of the funded project. Funds are recognized in other income in our consolidated statement of income (loss) for the fiscal year in which the financed expenses were recorded. Since our inception in 2004 through December 31, 2016, we have received €3,189 thousand in nonrefundable subsidies, mainly from BPI France. For the six months ended June 30, 2016, we recorded €463 thousand as other income in the condensed consolidated statement of income (loss) based on research and development expenses incurred for the period. We had no similar income for the six months ended June 30, 2017. We record the remaining balance of subsidies received but not yet expended as deferred revenue on our consolidated statement of financial position. There was no deferred revenue balance as of June 30, 2017.

Funds received from BPI France in the form of conditional advances are recognized as financial liabilities, as we are obligated to reimburse BPI France for such conditional advances in cash based on a repayment schedule if specified conditions are met. Our advances from BPI France are summarized below under “Liquidity and Capital Resources— Non-refundable Subsidies and Conditional Advances from BPI France.”

Reimbursements from Orphan Europe

Under our distribution agreement with Orphan Europe, we are reimbursed by Orphan Europe for some of our internal clinical costs, such as personnel costs associated with the management of clinical trials, or personnel involved in the production of batches necessary for our ongoing clinical trial of GRASPA for AML patients and for the NOPHO clinical trial. These invoiced internal costs are classified as “other income” in our consolidated statement of income and amounted to €154 thousand and €52 thousand for the six months ended June 30, 2016 and 2017, respectively.

Operating Expenses

Since our inception in 2004, our operating expenses have consisted primarily of research and development activities and general and administrative costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

∎	sub-contracting, collaboration and consultant expenses, that primarily include the cost of third-party contractors such as contract research organizations, or CROs, who conduct our non-clinical studies and clinical trials;

∎	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

∎	licensing and intellectual property costs;

∎	purchases, real-estate leasing costs as well as conferences and travel costs; and

∎	depreciation and amortization.

Since 2015, our research and development efforts have been related primarily to our completed and ongoing clinical trials of eryaspase for the treatment of pancreatic cancer, ALL and AML.

Our direct research and development expenses consist principally of external costs, such as manufacturing expenses, non-clinical studies, fees paid to consultants, laboratories and CROs in connection with our clinical trials, and costs related to our collaborations, which we allocate to our specific research programs. We also allocate some personnel-related costs, depreciation and other indirect costs to specific programs, although costs for some scientific personnel associated with the development of our ERYCAPS platform generally are not allocated to specific programs.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of other product candidates.

We cannot determine with certainty the duration or costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

∎	the scope, rate of progress and expense of our ongoing, as well as any additional, non-clinical studies, clinical trials and other research and development activities;

∎	clinical trial and early-stage results;

∎	the terms and timing of regulatory approvals;

∎	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

∎	the ability to market, commercialize and achieve market acceptance for GRASPA or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of product candidates that we are developing could mean a significant change in the costs and timing associated with the development of such product candidates. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct non-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development.

Agreement with Orphan Europe

Under our exclusive license and distribution agreement with Orphan Europe related to the development of GRASPA for the treatment of AML, we re-invoice, with no margin, some of the clinical costs that we incur from external providers. In application of IAS 18, Revenue, we consider that, within the context of our agreement with Orphan Europe, we act as agent regarding these re-invoiced external costs, as:

∎	We do not have primary responsibility for provision of the goods or services, and the majority of services are provided by third parties. Costs of CROs are the most significant external costs, and such costs are directly invoiced to Orphan Europe. We are directly invoiced only for secondary services.

∎	We bear no inventory risk.

∎	We have no capacity to determine prices, all of the external costs are re-invoiced for the exact amount of the initial invoice, with no margin, and we are not affected by any price changes applied by the suppliers.

∎	We bear a credit risk that we do not consider to be significant.

Consequently, the re-invoicing of these external costs to Orphan Europe is presented as a decrease in corresponding research and development expenses incurred by us. For the years ended December 31, 2015 and 2016, the amount of external costs re-invoiced within the context of our agreement with Orphan Europe totaled €341 thousand and €358 thousand, respectively. For the six months ended June 30, 2016 and 2017, this amounted to €154 thousand and €52 thousand, respectively.

General and Administrative

General and administrative expense consists primarily of personnel costs including share-based compensation for personnel other than employees engaged in scientific research and development functions. General and administrative expense also consists of fees for professional services, mainly related to audit, IT, accounting, recruitment and legal services, communication and travel costs, real-estate leasing costs, office furniture and equipment costs, allowance for amortization and depreciation, directors’ attendance fees, insurance costs and overhead costs, such as postal and telecommunications expenses.

We anticipate that our general and administrative expenses will increase in the future as we grow our support functions for the expected increase in our research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Financial Income (Expense)

Financial income (expense) relates primarily to interest and other expense for loans and other financial debts, including leases, offset by income received from cash and cash equivalents, as well as foreign exchange gains and losses related to our purchases of services in U.S. dollars.

Our cash and cash equivalents have been deposited primarily in cash accounts, money market funds and term deposit accounts with short maturities and therefore generate only a modest amount of interest income. We expect to continue this investment philosophy in the future. Interest income from short-term deposits was €523 thousand and €545 thousand for the years ended December 31, 2015 and 2016, respectively. Other financial income was €108 thousand and €13 thousand for the years ended December 31, 2015 and 2016, respectively. Financial income was €292 thousand and €160 thousand for the six months ended June 30, 2016 and 2017, respectively.

Results of Operations

Comparisons of the Six Months Ended June 30, 2016 and 2017

Operating Income

We generated operating income of €2,403 thousand in the six months ended June 30, 2016 and €1,788 thousand in the six months ended June 30, 2017, representing a decrease of 25.6%. The components of our operating income are set forth in the table below. Other income was primarily generated by the CIR and by subsidies received from BPI France for our research projects.

	FOR THE SIX MONTHS ENDED JUNE 30,
	2016	2017
	(in thousands)
Revenues	€—	€—
Other income
Research Tax Credit	1,787	1,736
Subsidies	463	—
Other income	154	52

Total operating income	€2,403	€1,788

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized as operating income.

Grants recorded in operating income represent non-reimbursable subsidies. The amounts recorded in 2016 relate to grants associated with the preclinical research programs in partnership with BPI France.

Other income totaled €154 thousand and €52 thousand in the six months ended June 30, 2016 and 2017, respectively. These amounts represent the sum of internal costs incurred by us within the context of our clinical studies, which were re-invoiced to Orphan Europe.

Research and Development Expenses

From the six months ended June 30, 2016 compared to the six months ended June 30, 2017, our research and development expenses increased from €8,800 thousand to €12,082 thousand, an increase of 37.3%. The increase in research and development expenses was primarily due to the completion of our Phase 2b clinical trial for the treatment of metastatic pancreatic cancer and the preparation of the resubmission of the MAA for eryaspase for relapsed or refractory ALL.

Our research and development expenses are broken down by nature as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,		% CHANGE
	2016	2017
	(in thousands)
ERYASPASE / GRASPA	€2,172	€3,771	73%
TEDAC (ERYMETHIONASE / ERYMINASE)	1,536	1,331	(13)%
ERYMMUNE	16	52	225%
ERYZYME	—	49	—
Total direct research and development expenses	3,725	5,203	40%
Consumables	626	442	(29)%
Rental and maintenance	280	384	37%
Services, subcontracting, and consulting fees	758	2,236	195%
Personnel expenses (1)	3,002	3,669	22%
Depreciation and amortization expense	129	119	(8)%
Other	280	29	(90)%
Total indirect research and development expenses	5,075	6,879	36%

Total research and development expenses (2)	€8,800	€12,082	37%

(1)	Includes €441 thousand and €376 thousand related to share-based compensation expense for the six month periods ended June 30, 2016 and 2017, respectively.
(2)	Of which €6,168 thousand and €9,101 thousand related to clinical studies for the six month periods ended June 30, 2016 and 2017, respectively.

The increase in research and development expenses from the six months ended June 30, 2016 to the six months ended June 30, 2017 was primarily the result of a €1,600 thousand increase in eryaspase costs due to additional work as requested by the EMA in the MAA and the positive results of our Phase 2b clinical trial for the treatment of metastatic pancreatic cancer. Personnel expenses increased from €3,002 thousand to €3,669 thousand from the six months ended June 30, 2016 to the six months ended June 30, 2017. The increase of €667 thousand was mainly due to wages and share-based payments issued to research and development personnel. Services, subcontracting and consulting fees include third-party fees for CROs and other service providers for our manufacturing and clinical trials conducted in the six months ended June 30, 2017 and increased by €1,478 thousand compared to the six months ended June 30, 2016.

General and Administrative Expenses

From the six months ended June 30, 2016 compared to the six months ended June 30, 2017, our general and administrative expenses decreased from €4,222 thousand to €3,895 thousand, a decrease of approximately 7.7%. The decrease of €327 thousand in general and administrative expenses was primarily due to a decrease of €473 thousand in services, subcontracting and fees associated with the development of our clinical strategy in the United States, as well as lower third-party legal, accounting and advisory fees.

Our general and administrative expenses are broken down by nature as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,
	2016	2017	% CHANGE
	(in thousands)
Consumables	€31	€31	—%
Rental and maintenance	195	281	44
Services, subcontracting, and consulting fees	1,716	1,243	(28)
Personnel expenses (1)	1,487	1,922	29
Other	144	140	(3)
Depreciation and amortization expense	649	278	(57)

Total general and administrative expenses	€4,222	€3,895	(7)%

(1)	Includes €262 thousand and €362 thousand related to share-based compensation expense for 2016 and 2017, respectively.

Financial Income (Loss)

Our financial income resulted in a profit of €114 thousand for the six months ended June 30, 2017, as compared to a profit of €260 thousand for the six months ended June 30, 2016 and is broken down as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,
	2016	2017
	(in thousands)
Financial expense	€(32)	€(47)
Financial income	292	160

Net financial income (loss)	€260	€114

In the six months ended June 30, 2016 and 2017, our financial income consisted primarily of (i) interest earned on interest-bearing accounts as well as (ii) foreign exchange gains related to purchases of services in U.S. dollars.

Comparisons of the Years Ended December 31, 2015 and 2016

Operating Income

We generated operating income of €2,929 thousand in 2015 and €4,138 thousand in 2016, an increase of 41.3%. The components of our operating income are set forth in the table below. Other income was primarily generated by the CIR and by subsidies received from BPI France for our research projects.

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016
	(in thousands)
Revenues	€—	€—
Other income
Research Tax Credit	2,219	3,347
Subsidies	368	463
Other income	341	327

Total operating income	€2,929	€4,138

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to a research program is entirely recognized as operating income.

The CIR recognized for the year ended December 31, 2016 is expected to be received in cash in 2017.

Grants recorded in operating income represents non-reimbursable subsidies. The amounts recorded in 2015 and 2016 relate to grants associated with the preclinical research programs in partnership with BPI France.

Other income totaled €341 thousand and €327 thousand in 2015 and 2016, respectively. These amounts represent the sum of internal costs incurred by us within the context of our clinical studies, which were re-invoiced to Orphan Europe.

Research and Development Expenses

Between 2015 and 2016, the total amount recorded by us for research and development expenses increased from €10,776 thousand to €19,720 thousand, an increase of 83.0%. While most of our research and development expenses related to completed and ongoing clinical trials of eryaspase, we have also incurred preclinical costs in connection with the discovery of additional enzymes beyond L-asparaginase for development as potential therapies to treat cancers. This research program, known as TEDAC, has resulted in the identification of our early-stage product candidate, erymethionase. We are pursuing the preclinical development of erymethionase and are preparing for the launch of a Phase 1 clinical trial of the product candidate by the end of the third quarter of 2018, subject to receipt of the appropriate funding.

Our research and development expenses are broken down as set forth in the table below. Our direct research and development expenses consist principally of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, costs associated with our general platform improvements, depreciation or other indirect costs to specific projects, as they are deployed across multiple projects under development.

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016	% CHANGE
	(in thousands)
ERYASPASE / GRASPA	€1,805	€5,636	212%
TEDAC (ERYMETHIONASE / ERYMINASE)	1,523	3,120	105
ERYMMUNE	—	139	—
ERYZYME	—	15	—

Total direct research and development expenses	3,328	8,910	168

Consumables	805	2,071	157
Rental and maintenance	304	645	112
Services, subcontracting and consulting fees	1,896	2,499	32
Personnel expenses (1)	3,977	5,282	33
Depreciation and amortization expense	250	277	11
Other	216	35	(84)

Total indirect research and development expenses	7,448	10,810	45

Total research and development expenses (2)	€10,776	€19,720	83

(1)	Includes €822 thousand and €688 thousand related to share-based compensation expense for 2015 and 2016, respectively.
(2)	Of which €6,745 thousand and €14,397 thousand are related to clinical studies for 2015 and 2016, respectively.

The increase in research and development expenditures from 2015 to 2016 was primarily the result of a €1,597 thousand increase in costs related to the TEDAC program and a €3,831 thousand increase in costs related to eryaspase due to additional work as requested by the EMA in connection with its review of the MAA we submitted for GRASPA in September 2015. Personnel expenses increased from €3,977 thousand to €5,282 thousand from 2015 to 2016. The increase of €1,305 thousand was mainly due to wages of research and development personnel. Services, subcontracting and consulting fees, including third-party fees and other service provider fees for our manufacturing and clinical trials, resulted in an increase of €603 thousand as compared to 2015. We also experienced a €1,266 thousand increase in consumables costs, which was primarily the result of increased production batches for use in clinical development.

General and Administrative Expenses

Between 2015 and 2016, our general and administrative expenses decreased from €7,736 thousand to €6,808 thousand, a decrease of 12%. The decrease of €928 thousand in general and administrative expenses was primarily due to a decrease of €2,050 thousand in other costs, as a result of a decrease in share-based compensation for warrants allocated to directors (€37 thousand in 2016, compared to €1,593 thousand in 2015). The decrease in our general and administrative costs was also due to a decrease in the amount of services, subcontracting and consulting fees we incurred related to the development of our clinical strategy in the United States.

Our general and administrative expenses are broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016	% CHANGE
	(in thousands)
Consumables	€36	€66	83%
Rental and maintenance	304	511	68
Services, subcontracting, and consulting fees	3,022	2,793	(8)
Personnel expenses (1)	1,627	2,713	67
Depreciation and amortization expense	120	148	23
Other (2)	2,627	577	(78)

Total general and administrative expenses	€7,736	€6,808	(12)

(1)	Includes €301 thousand and €490 thousand related to share-based compensation expense for 2015 and 2016, respectively.
(2)	Includes €1,593 thousand related to share-based compensation expense (warrants allocated to directors) for 2015.

The significant decrease in our general and administrative costs is primarily due to a decrease in the amount of services, subcontracting and consulting fees we incurred related to the development of our clinical strategy in the United States, as well as other legal expenses, together with a decrease in other costs, primarily the result of a decrease in share-based compensation for warrants allocated to directors in 2015, which amounted to €1,593 thousand.

Financial Income (Loss)

Our financial income resulted in a profit of €488 thousand in 2016, as compared to a profit of €567 thousand in 2015 and is broken down as follows:

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016
	(in thousands)
Financial expense	€(64)	€(70)
Financial income	631	558

Net financial income (loss)	€567	€488

In 2015 and 2016, our financial income consisted primarily of (i) interest earned on interest-bearing accounts as well as (ii) foreign exchange gains related to purchases of services in U.S. dollars.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our consolidated financial statements for the year ended December 31, 2016 and our condensed consolidated financial statements for the six months ended June 30, 2017 are described below. See Note 4 to our consolidated financial statements and Note 3 to our condensed consolidated financial statements for a description of our other significant accounting policies.

Share-Based Compensation

We have four share-based compensation plans for employees and non-employees, the 2012 Plan, the 2014 Plan, the 2016 Plan and the 2017 Plan.

As of December 31, 2016, we have granted share-based compensation under these plans to certain employees as well as to members of our board of directors in the form of free shares (Actions gratuites, or AGA), stock options, or SOs, share warrants (Bons de Souscription d’Actions, or BSA) and founder’s share warrants (Bons de Souscription de Parts de Créateur d’Entreprise, or BSPCE) with the following exercise prices and on each of the grant dates reflected below as of June 30, 2017.

WARRANTS	GRANT DATE	NUMBER OF WARRANTS GRANTED	EXERCISE PRICE PER SHARE	ORDINARY SHARE FAIR MARKET VALUE PER SHARE AT GRANT DATE (1)
BSA 2012	May 31, 2012	2,027	€7.362	—
BSPCE 2012	May 31,2012	7,434	€7.362	—
BSA 2012	August 3, 2012	1,539	€7.362	—
BSA 2012	July 18, 2013	459	€7.362	€10.27
BSPCE 2012	July 18, 2013	13,177	€7.362	€10.27
BSPCE 2014	January 22, 2014	12,000	€12.250	€12.77
BSA 2012	July 17, 2014	1,000	€7.362	€14.90
BSPCE 2012	July 17, 2014	13,176	€7.362	€14.90
BSA 2012	April 29, 2015	2,150	€7.362	€31.19
BSPCE 2014	June 23, 2015	2,500	€12.250	€32.75
BSA 2014	June 23, 2015	3,000	€12.250	€32.75
BSA 2012	August 31, 2015	3,585	€7.362	€37.52
BSPCE 2014	May 6, 2016	5,000	€12.250	€24.75
AGA 2016	October 3, 2016	111,261	—	€18.52
SO 2016	October 3, 2016	44,499	€18.520	€18.52
BSA 2016	October 3, 2016	45,000	€18.520	€18.52
AGA 2016	January 8, 2017	15,000	—	€13.60
BSA 2016	January 8, 2017	15,000	€13.60	€13.60
SO 2016	January 8, 2017	3,000	€15.65	€15.65
AGA 2016	June 27, 2017	8,652	—	€26.47
SOP 2016	June 27, 2017	18,000	€26.47	€26.47
AGA 2017	June 27, 2017	74,475	—	€26.47
SOP 2017	June 27, 2017	22,200	€26.47	€26.47
BSA 2017	June 27, 2017	55,000	€26.47	€26.47

The share-based compensation granted under the 2016 Plan by our board of directors at a meeting held on January 8, 2017 was valued using the same methods as the share-based compensation granted under the 2016 Plan during 2016. Assumptions were updated at the grant date.

Following the resignation of Yann Godfrin, our former Chief Scientific Officer, in January 2016, 1,000 BSPCE2014 of the 3,000 BSPCE2014 initially allocated on January 22, 2014 were not granted.

We account for share-based compensation in accordance with the authoritative guidance on share-based compensation, IFRS 2 Share-based payment, or IFRS 2. Under the fair value recognition provisions of IFRS 2, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of certain warrants and for our stock options. We use the Monte-Carlo and Cox-Ross-Rubinstein option-pricing models to determine the fair value of free shares and certain warrants, respectively. The determination of the grant date fair value of warrants using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the fair value of our ordinary shares on the date of grant, the expected term of the awards, our share price volatility, risk-free interest rates and expected dividends. We estimate these items as follows:

Fair Value of Our Ordinary Shares. As our ordinary shares are publicly traded on Euronext Paris, for purposes of determining the fair value of our ordinary shares we have established a policy of using the closing sales price per ordinary share as quoted on Euronext Paris on the date of the grant by the Conseil d’Administration or the shareholders’ meeting.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the warrant awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

Expected Volatility. We use the historical volatility of the Next Biotech index observed on Euronext Paris for the 2012 Plan and the 2014 Plan and the historical volatility of our ordinary shares on Euronext Paris for the 2016 Plan.

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of French government bonds with maturities similar to the expected term of the warrants for each warrant group.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we have used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes, Monte-Carlo and Cox-Ross-Rubinstein models change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	2012 PLAN	2014 PLAN		2016 PLAN	2017 PLAN
	YEAR ENDED DECEMBER 31,	YEAR ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	SIX MONTHS ENDED JUNE 30,
	2015	2015	2016	2016	2017
Volatility	20.5% - 22.5%	19.59% - 21.55%	21.25% - 22.27%	45%	48%
Risk free interest rate	(0.07)% - (0.08)%	0.21% - 0.40%	(0.18)% - (0.11)%	0%	0%
Expected life (in years)	2.4 - 2.5	4.3 - 5.3	5 - 5.51	6 - 6.5	—
Dividend yield	0%	—	—	—	—

For the years ended December 31, 2015 and 2016, we recorded share-based compensation expense of €2,716 thousand and €1,178 thousand, respectively.

For the six months ended June 30, 2016 and 2017, we recorded share-based compensation expense of €703 thousand and €738 thousand, respectively.

Liquidity and Capital Resources

We have financed our operations since our inception through several rounds of public and private financings. Through 2012, we raised an aggregate of €17.7 million from the issuance of ordinary and preference shares and an additional €9.0 million from the issuance of convertible bonds. In 2013, we issued ordinary shares in our initial public offering on Euronext Paris, raising net proceeds of €14.7 million and in 2014, we issued additional ordinary shares, raising net proceeds of €28.4 million. In 2015, we raised €23.5 million of net proceeds through the issuance of ordinary shares in our December 2015 offering. In December 2016, we raised an additional €9.2 million of net proceeds through the issuance of ordinary shares. In April 2017, we raised an additional €65.2 million of net proceeds through the issuance of ordinary shares.

We have also financed our operations through an aggregate of €9.2 million in research tax credits since our inception in 2004 through December 31, 2016, as well as €2.7 million in non-refundable grants from BPI France since 2005 and €2.0 million in conditional advances received from BPI France since our inception in 2004 through June 30, 2017.

In 2016, we entered into an unsecured bank loan with Société Génerale for a total amount of €1.9 million. The outstanding amount drawn at June 30, 2017 was €1.9 million.

We are potentially eligible to earn a significant amount of milestone payments and royalties under our agreement with Orphan Europe in the event that we are able to obtain European marketing approval for GRASPA. However, our ability to earn these payments and their timing will, in part, be dependent upon the outcome of Orphan Europe’s activities which is uncertain at this time.

Cash Flows

The table below summarizes our sources and uses of cash for the six months ended June 30, 2016 and 2017:

	FOR THE SIX MONTHS ENDED JUNE 30,
	2016	2017
	(in thousands)
Net cash flows used in operating activities	€(8,527)	€(14,088)
Net cash flows used in investing activities	(683)	(720)
Net cash flows from financing activities	47	65,743

Net increase (decrease) in cash and cash equivalents	€(9,163)	€50,905

Our net cash flows used in operating activities were €8,527 thousand and €14,088 thousand for the six months ended June 30, 2016 and 2017, respectively. During the six months ended June 30, 2017, our net cash flows used in operating activities increased due to our efforts to advance our research and development programs in both preclinical and clinical research.

The table below summarizes our sources and uses of cash for the years ended December 31, 2015 and 2016:

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016
	(in thousands)
Net cash flows used in operating activities	€(14,578)	€(17,614)
Net cash flows used in investing activities	(284)	(1,786)
Net cash flows from financing activities	23,524	11,393

Net increase (decrease) in cash and cash equivalents	€8,646	€(7,988)

Our net cash flows used in operating activities were €14,578 thousand and €17,614 thousand for the years ended December 31, 2015 and 2016, respectively. During 2016, our net cash flows used in operating activities increased due to our efforts in advancing our research and development programs in both preclinical and clinical research.

Our net cash flows used in investing activities were €284 thousand and €1,786 thousand in 2015 and 2016, respectively. The increase for 2016 mainly reflected fixtures and fittings acquired for our offices in Cambridge and Lyon together with our project to develop and optimize our second-generation production facility.

Our net cash flows from financing activities decreased to €11.4 million in 2016 from €23.5 million in 2015. The amounts in both years were primarily the result of capital raises through the issuance of ordinary shares. We continue to hold 2,500 shares as treasury shares from our former liquidity account.

Our net cash flows used in investing activities were €683 thousand and €720 thousand for the six months ended June 30, 2016 and 2017, respectively. The increase during the six months ended June 30, 2017 mainly reflected our new project to improve our production facility.

Our net cash flows from financing activities increased to €65.7 million for the six months ended June 30, 2017 from €47 thousand for the six months ended June 30, 2016. The increase during the six months ended June 30, 2017 was primarily due to capital raises through issuance of our ordinary shares. We still hold 2,500 shares as treasury shares, which will be cancelled.

Non-refundable Subsidies and Conditional Advances from BPI France

Since our inception in 2004 through June 30, 2017, we have received non-refundable subsidies from BPI France in the amount of €2.7 million in connection with our preclinical research programs.

Since our inception in 2004 through December 31, 2016, we have also received three conditional advances from BPI France in relation to the development of our encapsulation platform technology. These conditional advances are recorded under the “proceeds from borrowings” line item in our consolidated statements of cash flows. The TEDAC research program, which is funded by one of these three conditional advances, will be funded according to a specified schedule set forth in the contract, subject to completion of milestones. As the program advances, we will provide BPI France with interim progress reports and a final report when the funded project ends. Based on these reports, we are entitled to conditional advances, each award of an advance being made to help fund a specific development milestone. The total amount of the conditional advances to be granted is €5,711 thousand, of which we have received an aggregate of €1,998 thousand through June 30, 2017. During the years ended December 31, 2015 and 2016, we repaid advances in the amount of €9 thousand and €508 thousand, respectively. During the six months ended June 30, 2016 and 2017, we repaid advances in the amount of €23 thousand and €0, respectively. We recognize advances as current or non-current liabilities, as applicable, in the statement of financial position, based on the repayment schedule.

The remaining milestones that we may achieve generally relate to development of product candidates such as erymethionase and eryminase under the TEDAC research program. If and to the extent that we earn these conditional advances, we will be obligated to make repayments based on the achievement of specified sales levels as well as a percentage of sales.

Contractual Obligations

The following table discloses aggregate information about our material contractual obligations and the periods in which payments are due as of June 30, 2017. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
	(in thousands)
Bank loans	€733	€1,167	€—	€—	€1,900
Conditional advances	—	—	—	1,182	1,182
Pension and employee benefits	—	—	—	167	167
Operating lease agreements	571	571	—	—	1,142
Finance lease agreements	84	77	—	—	161

Total	€1,388	€1,815	€—	€1,349	€4,552

The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Operating Capital Requirements

We believe that the net proceeds of the global offering, together with our existing cash and cash equivalents at December 31, 2016, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. In addition, we raised €70.5 million in gross proceeds in April 2017 in a private placement to U.S. and European institutional investors. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through our existing liquidity and the proceeds of the global offering.

Our present and future funding requirements will depend on many factors, including, among other things:

∎	the size, progress, timing and completion of our clinical trials for eryaspase or GRASPA and any other current or future product candidates;

∎	the number of potential new product candidates we identify and decide to develop;

∎	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;

∎	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

∎	selling and marketing activities undertaken in connection with the anticipated commercialization of eryaspase or GRASPA and any other current or future product candidates, including other product candidates in preclinical development, together with the costs involved in the creation of an effective sales and marketing organization; and

∎	the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any future potential collaboration agreements, from our ERYCAPS platform or relating to our other product candidates.

For more information as to the risks associated with our future funding needs, see the section of this prospectus titled “Risk Factors.”

Capital Expenditures

Our main capital expenditures in 2015 and 2016 and as of June 30, 2017 were related primarily to the buildup of our fixed assets for our pharmaceutical facility and laboratory and to a lesser extent to the purchase of office and computer equipment. We do not capitalize clinical research and development costs until we obtain marketing authorization for a product candidate.

Our non-current assets are broken down as follows:

	AS OF DECEMBER 31,		AS OF JUNE 30,
	2015	2016	2017
	(in thousands)
Intangible assets	€61	€57	€43
Property, plant and equipment	918	2,245	2,730
Other non-current financial assets	97	132	130

Total	€1,076	€2,434	€2,903

For the year ended December 31, 2016, we capitalized costs related to our new production facility project in the amount of €830 thousand, which have been recognized as tangible assets in progress as of December 31, 2016 and fixtures, fittings and office equipment for our offices in Lyon, France and Cambridge, Massachusetts in the amount of €864 thousand.

For the six months ended June 30, 2017, we capitalized costs mainly related to the development of a new prototype in our production facility.

Non-current financial assets relate to deposits paid on the operating leases for our premises in Lyon, France and in Cambridge, Massachusetts for all periods presented.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

The off-balance sheet commitments related to operating leases as of December 31, 2016 amounted to €442 thousand, of which €295 thousand is due within a year and the balance between one and five years. These commitments relate primarily to leases of buildings. As of June 30, 2017, there have been no new significant off-balance sheet arrangements since December 31, 2016.

Quantitative and Qualitative Disclosures about Market Risk

Liquidity Risk

We do not believe that we are exposed to short-term liquidity risk, considering the cash and cash equivalents that we had available as of June 30, 2017, amounting to €88.6 million, which was primarily cash and term deposits that are convertible into cash in approximately 30 days without penalty. Management believes that the amount of cash and cash equivalents available at June 30, 2017 is sufficient to fund our planned operations through the next 12 months.

Historically, we have financed our growth by strengthening our shareholders’ equity in the form of capital increases and the issuance of convertible bonds. We believe that the capital increase associated with our initial public offering on Euronext Paris in May 2013, as well as the capital increases we completed in 2014, 2015, 2016 and 2017, will enable us to continue as a going concern.

Foreign Currency Exchange Risk

We use the euro as our functional currency for our financial communications. However, a portion of our operating expenses is denominated in U.S. dollars as a result of our clinical trials performed in the United States at our office based in Cambridge, Massachusetts and our production facility in Philadelphia, Pennsylvania in conjunction with the American Red Cross. For the years ended December 31, 2015 and 2016, these expenses in U.S. dollars totaled $3,149 thousand and $6,242 thousand, respectively, based on the exchange rate in effect at December 31, 2015 and 2016, respectively, or 16% and 23% of our operating expenses for the periods presented. For the six months ended June 30, 2017, these expenses in U.S. dollars totaled $3,989 thousand based on the exchange rate in effect at June 30, 2017, or approximately 25% of our operating expenses for the period presented. As a result, we are exposed to foreign exchange risk inherent in operating expenses incurred. Following our analyses and given the level of these expenditures, the exposure to foreign exchange risk is unlikely to have a material adverse impact on our results of operations or financial position. In addition, we do not currently have revenues in euros, dollars or any other currency. As we advance our clinical development in the United States and potentially commercialize our product candidates in that market, we expect to face greater exposure to exchange rate risk and would then consider using exchange rate hedging techniques at that time.

Interest Rate Risk

We believe we have very low exposure to interest rate risk. Such exposure primarily involves our money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

We have no loans or other credit facilities. The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Credit Risk

We believe that the credit risk related to our cash and cash equivalents is not significant in light of the quality of the financial institutions at which such funds are held.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

Upon consummation of the global offering, we will report under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

∎	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

∎	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

∎	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

∎	Regulation FD, which regulates selective disclosures of material information by issuers.

BUSINESS

Overview

We are a biopharmaceutical company developing innovative therapies for rare forms of cancer and orphan diseases. Leveraging our proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, we have developed a pipeline of product candidates targeting both solid and liquid tumors for patients with high unmet medical needs. Our lead product candidate, which we refer to as eryaspase or GRASPA, targets the metabolism of cancers by depriving tumor cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. We are developing eryaspase for the treatment of solid tumors, including pancreatic cancer. Based on the initial feedback we received from the U.S. Food and Drug Administration, or FDA, at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018. We are also developing eryaspase for the treatment of liquid tumors, including acute lymphoblastic leukemia, or ALL, and acute myeloid leukemia, or AML. We expect to commence a pivotal Phase 3 clinical trial of eryaspase as a first-line treatment for adults with ALL by the end of the third quarter of 2018. Depending on the outcome of our discussions with the European Medicines Agency, or EMA, we intend to resubmit a Marketing Authorization Application, or MAA, for eryaspase for relapsed or refractory ALL later in October 2017. With respect to eryaspase for the treatment of AML, we are conducting a Phase 2b clinical trial in Europe and expect to report initial results from this trial by the end of 2017.

Eryaspase—Our Lead Cancer Metabolism-Targeting Product Candidate

Eryaspase consists of the enzyme L-asparaginase encapsulated in red blood cells. L-asparaginase cleaves and reduces intracellular asparagine, a naturally occurring amino acid essential for the survival and proliferation of cells within the body, including cancer cells, and, through osmosis via the treated red blood cells, depletes this protein building block from circulating blood plasma. Unlike normal cells, cancer cells often lack the enzymes necessary to produce asparagine internally and, therefore, must obtain this nutrient from circulating blood. While L-asparaginase injections have been used for decades as a cancer metabolism treatment, the toxicity profiles of current commercially available forms of unencapsulated, or free-form, L-asparaginases have generally limited their use to pediatric ALL patients. Encapsulation of L-asparaginase, utilizing our proprietary ERYCAPS platform, is designed to shield the body from the side effects of L-asparaginase, which we believe broadens the potential use of L-asparaginase outside the pediatric ALL setting, including for the treatment of aggressive solid and liquid tumors. Eryaspase has been tested in over 320 patients to date. In our clinical trials, patients treated with eryaspase have achieved improvements in efficacy endpoints compared to treatment with free-form L-asparaginase or standard of care chemotherapy, and treatment has generally been well tolerated.

We are currently developing eryaspase for the treatment of the following types of cancer:

Pancreatic Cancer

Pancreatic cancer is a disease in which solid tumors form in the tissues of the pancreas. We estimate there are approximately 150,000 new cases of pancreatic cancer diagnosed each year in the United States and Europe. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10%, and is one of the fastest growing cancer indications. According to estimates published by the American Cancer Society, pancreatic cancer is currently the fourth largest cause of cancer deaths in the United States. According to an article published in the scientific journal Cancer Research, pancreatic cancer is projected to surpass colon and breast cancer to become the second largest cause of cancer deaths by 2030.

We recently announced the full results from our Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer. The trial met its pre-specified co-primary endpoints of improvement in overall survival rates and progression-free survival rates, which we defined as achieving hazard ratios of less than 0.85 in patients with no or low asparaginase synthetase expression (ASNS 0/1) irrespective of statistical significance. The hazard ratio for overall survival in the entire patient population was 0.60 (nominal p-value = 0.009), meaning that treatment with eryaspase reduced the risk of death rate by 40% compared to treatment with chemotherapy alone. Our clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. We presented these results at the European Society for Medical Oncology, or ESMO, Congress in Madrid, Spain in September 2017.

In early October, we met with the FDA to discuss further development of eryaspase for the pancreatic cancer indication and we also intend to meet with the Committee for Medicinal Products for Human Use, or CHMP, of the EMA later in 2017 to discuss our plans. Based on the initial feedback we received from the FDA at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018. We retain worldwide rights to commercialize eryaspase for the pancreatic cancer indication.

Acute Lymphoblastic Leukemia

ALL is a blood cancer affecting the lymphoid progenitor cells. ALL patients have excess cells derived from the lymphoid lineage, such as lymphoblasts, B-cells, T-cells and natural killer cells. The American Cancer Society estimates that approximately 5,970 new cases of ALL will be diagnosed in the United States in 2017, resulting in approximately 1,440 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of ALL diagnosed each year in Europe as in the United States.

In 2014, we completed a multi-center, open-label pivotal Phase 2/3 clinical trial in 80 children and adults with relapsed or refractory ALL in which we evaluated the safety and efficacy of GRASPA compared to free-form L-asparaginase derived from the bacteria E. coli, also known as native L-asparaginase. In this European trial, patients without a history of allergies to native L-asparaginase treatments were randomized to receive standard chemotherapy plus either GRASPA or native L-asparaginase. Patients with a known allergy to native L-asparaginase treatments were treated with standard chemotherapy plus GRASPA. The patients treated with GRASPA experienced a mean duration of L-asparaginase activity that was more than twice as long as for patients receiving native L-asparaginase. None of the non-allergic patients who received GRASPA experienced an allergic reaction, compared to 46% of non-allergic patients who received native L-asparaginase. Only 12% of patients with a prior L-asparaginase allergy experienced a new allergic reaction after receiving GRASPA, with no patients in the trial experiencing a severe allergic reaction. Patients in the GRASPA treatment arm also had overall higher complete remission rates during induction, and GRASPA was also associated with fewer drug-related adverse events. After three years of follow-up, a nominal improvement in overall survival rates was observed.

Responding to feedback from the EMA, we are currently conducting activities that are designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant asparaginase. Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL later in October 2017. If approved for the treatment of relapsed or refractory ALL, GRASPA is expected to be marketed in Europe by our commercial partner Orphan Europe, a subsidiary of Recordati S.p.A., an Italian-based pharmaceutical company, and in Israel by Teva Pharmaceuticals, Ltd., an Israeli pharmaceutical company, which we refer to in this prospectus as Teva. In the United States, we are conducting a Phase 1 clinical trial of eryaspase as a potential first-line treatment for adult ALL patients, and we expect to complete this trial by the end of 2018. We have retained the rights to commercialize eryaspase for the treatment of ALL outside of Europe and Israel, including in the United States.

Acute Myeloid Leukemia

AML is an aggressive cancer of the blood and bone marrow that is particularly fatal if left untreated. The American Cancer Society estimates that approximately 21,000 new cases of AML will be diagnosed in the United States in 2017, resulting in over 10,000 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of AML diagnosed each year in Europe as there are in the United States. AML is generally a disease of older people and is uncommon before the age of 45, with approximately 95% of new AML cases in the United States occurring in patients over the age of 19. The median age of a patient with AML is approximately 67 years.

We believe the safety profile of eryaspase may also allow it to be developed as a potential treatment for AML patients, many of whom may respond to asparaginase but cannot be treated with L-asparaginase due to its side effects. We are conducting a multinational, randomized Phase 2b clinical trial in Europe of 123 elderly AML patients, which we refer to as the ENFORCE 1 trial. We completed enrollment of the ENFORCE 1 trial in August 2016 and expect to report primary results by the end of 2017. If approved for the treatment of AML, we expect eryaspase to be marketed in Europe by our commercial partner Orphan Europe and in Israel by Teva. We have retained the rights to commercialize eryaspase for the treatment of AML outside of Europe and Israel, including in the United States.

Both the FDA and EMA have granted orphan drug designation for eryaspase or GRASPA, as the case may be, for the treatment of pancreatic cancer, ALL and AML. Orphan drug designation provides manufacturers with research grants, tax credits and eligibility for marketing exclusivity of up to seven years in the United States and 10 years in Europe.

Our Additional ERYCAPS Product Candidates

In addition to our product candidates based on L-asparaginase treatment, we believe that our ERYCAPS platform has broad potential application and can be used to encapsulate within red blood cells a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired.

∎	Cancer Metabolism. We have received funding from BPI France for a research program, known as the TEDAC program, and have identified two other enzymes, methionine-g-lyase, or MGL, and arginine deiminase, or ADI, that degrade amino acids necessary for tumor survival. We believe these enzymes can be encapsulated within red blood cells in order to induce tumor starvation. We expect to commence a Phase 1 clinical trial in Europe by the end of the third quarter of 2018 evaluating the safety of erymethionase, our MGL product candidate, and we are currently conducting preclinical studies on eryminase, our ADI product candidate, as a potential treatment for various cancers.

∎	Enzyme Replacement. Outside of the oncology field, we also are studying the use of our ERYCAPS platform to promote long-acting enzyme activity and targeting of specific cells, which we believe may result in attractive product development opportunities for enzyme therapies in the field of metabolic diseases. We refer to this program under the name ERYZYME. We believe that encapsulation of the therapeutic enzymes may reduce the potential for allergic reactions and allow the therapeutic substance to remain in the body longer when compared to non-encapsulated enzymes. In March 2017, we announced our entry into a research collaboration with the Fox Chase Cancer Center to advance the preclinical development of erymethionase for the treatment of homocystinuria, a rare and severe metabolic disorder of methionine metabolism. In July 2017, we announced our entry into a research collaboration with Queen’s University to advance the preclinical development of eryminase specifically for the treatment of arginase-1 deficiency, a rare and severe metabolic disorder related to arginine metabolism.

∎	Immunotherapy. We have also initiated ERYMMUNE, a preclinical development program designed to explore the use of our ERYCAPS platform to encapsulate tumor antigens within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to key organs, such as the liver or spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. We expect to complete preclinical proof-of-concept studies of ERYMMUNE by the end of 2017.

Our ERYCAPS Platform Technology

Our proprietary technology uses transfusion-grade, standard packed red blood cells of all four blood groups (O, A, B and AB), which we obtain from blood banks. We match the red blood cells used to the blood type of the patient receiving treatment. The red blood cells are subjected to osmotic stress, which opens and reseals pores on the surface of the cells and allows therapeutic compounds to be added and then trapped inside the cells. Encapsulation offers a number of benefits as compared to free-form compounds. By protecting the therapeutic substance from detection and clearance by the body’s immune system, encapsulation is designed to reduce the potential for allergic reactions and to allow the therapeutic substance to remain in the body longer. The cellular membranes of the blood cells also protect the body against the direct toxicity of the drug substance, which results in a decreased incidence of side effects. In the case of L-asparaginase, encapsulation has been shown to extend the half-life of free-form L-asparaginase from one day to approximately 30 days, which should lead to fewer injections required for treatment and a lower overall dose. Another form of L-asparaginase derived from the bacteria E. coli, currently marketed under the brand name Oncaspar, has a half-life of eight days. We believe that these features make eryaspase a promising therapy for patients who may not be able to tolerate currently available free-form L-asparaginases.

We have automated our encapsulation process to allow for rapid turnaround and high reproducibility. The process for delivering eryaspase to patients, including the encapsulation of L-asparaginase into red blood cells, typically takes less than 24 hours from end of production to delivery of the product candidate to the hospital. We maintain a commercial-scale, cGMP-certified production facility in Lyon, France that we believe will be sufficient to supply our commercial requirements for approximately the first two years following the sales launch and commercialization of

GRASPA in Europe for the treatment of ALL, if it is approved. We also maintain a smaller production facility in Philadelphia, Pennsylvania, on the premises of the American Red Cross, which is currently used for our clinical trial production requirements.

Our intellectual property portfolio contains issued patents and patent applications in the United States and internationally, including 13 patent families directed to our production process, our ERYCAPS platform, our product candidates and related diagnostic tests. Our core patent covers eryaspase in the United States until 2030, with potential extension to 2035, and in Europe until 2025, with potential extension to 2030.

Corporate Information

We were incorporated as a société par actions simplifiée, or S.A.S., on October 26, 2004 and became a société anonyme, or S.A., on September 29, 2005. In April 2014, we incorporated our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc. In February 2016, we opened our U.S. office in Cambridge, Massachusetts. In May 2013, we completed the initial public offering of our ordinary shares on Euronext Paris, raising €17.7 million in gross proceeds. In October 2014, December 2015, December 2016 and April 2017, we raised €30.0 million, €25.4 million, €9.9 million and €70.5 million, respectively, in gross proceeds from the issuances of additional ordinary shares. Our shares are listed on Euronext Paris under the ticker symbol “ERYP.”

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on developing, manufacturing and commercializing innovative therapies to treat rare forms of cancer and other orphan diseases. The key elements of our strategy to achieve this goal include the following:

∎	Rapidly advance the clinical development of eryaspase for the treatment of pancreatic cancer in the United States and in Europe. In March 2017, we reported positive top-line results from our Phase 2b clinical trial for the second-line treatment of metastatic pancreatic cancer. We presented the full results of this trial at the ESMO Congress in Madrid, Spain in September 2017. In early October, we met with the FDA to discuss further development of eryaspase for the pancreatic cancer indication and we also intend to meet with EMA later in 2017 to discuss our plans. Based on the initial feedback we received from the FDA at our pre-IND meeting in October 2017, we plan to initiate a pivotal Phase 3 clinical trial of eryaspase for pancreatic cancer in the United States and Europe during the third quarter of 2018.

∎	Complete the development of, obtain regulatory approval for and commercialize eryaspase in Europe and the United States for the treatment of ALL. We are evaluating the potential to broaden the application and use of GRASPA to include first-line treatment of patients with ALL. We have commenced Phase 1 clinical trials of eryaspase in the United States as a potential first-line therapy for the treatment of adults with ALL. We intend to meet with the FDA to discuss our planned pivotal Phase 3 trial in first-line adult ALL patients, including our recommended dose of eryaspase for the trial. Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit an MAA for GRASPA for the treatment of relapsed or refractory ALL to the EMA later in October 2017.

∎	Continue to develop eryaspase for the treatment of other liquid and solid tumor indications. We have completed enrollment of our Phase 2b clinical trial for the treatment of AML in Europe, and we expect to report primary results from this trial by the end of 2017. If the results are positive, we may pursue a pivotal Phase 3 clinical trial and seek regulatory approval of eryaspase for AML. We also expect to initiate additional clinical trials and seek regulatory approval of eryaspase in the United States and Europe for other cancer indications, including specific forms of lymphoma and other solid tumors.

∎

Leverage our ERYCAPS platform to develop additional innovative and novel therapeutics targeting rare forms of cancer and other orphan diseases. In addition to encapsulating L-asparaginase, the active ingredient in eryaspase, we plan to leverage the broad applicability of our ERYCAPS platform to develop additional product candidates that use other therapeutic drug substances. Based on our preclinical research, we have identified two other enzymes, MGL and ADI, which can be encapsulated within red blood cells in order to induce tumor starvation. We expect to commence a Phase 1 clinical trial in Europe by the end of the third quarter of 2018 evaluating the safety of administering encapsulated MGL in cancer patients, and to commence clinical trials of our product candidate eryminase, which consists of ADI encapsulated inside red blood cells, after the completion of preclinical studies. We also plan to expand our product pipeline to include other therapeutic approaches, such as cancer immunotherapy and enzyme replacement therapies. To support this strategy, we intend to continue to seek robust worldwide intellectual property protection for our ERYCAPS platform and our resulting product candidates.

∎	Execute on research and development and commercialization opportunities that maximize the value of our proprietary ERYCAPS platform. We will seek to maximize shareholder value from our proprietary platform technology through a combination of in-house development and well-selected partnering opportunities. In some instances, we may elect to continue development and commercialization activities through the expansion of our in-house capabilities, but we will also evaluate and pursue collaborative arrangements with third parties for the development and commercialization of our product candidates for specified indications and in specified territories where appropriate. We believe that we will benefit in this regard from our prior experience negotiating distribution arrangements with Orphan Europe and Teva for ALL and AML in Europe and Israel, respectively. We may also explore co-development or out-licenses of our platform technology to third parties and the creation of spin-out companies. As we move our product candidates through development toward regulatory approval in the United States and Europe, we will evaluate several options for each product candidate’s commercialization strategy, as we have retained all rights to commercialize our product candidates in the United States. These options include building our own internal, targeted sales force for commercialization in the United States or entering into collaborations with third parties for the distribution and marketing of any approved products.

Our ERYCAPS Platform Technology

Our ERYCAPS platform uses our proprietary technology to entrap active drug substances inside red blood cells using reversible hypotonic and hypertonic osmotic stress. Our platform technology uses transfusion-grade, standard packed red blood cells of all four blood groups (O, A, B and AB), taken from blood donors with a specific blood type and compatible with the blood type of the patient to be treated. To allow the therapeutic compounds to enter into the red blood cells, we subject the red blood cells to a hypotonic solution that causes water movement into the cells, which leads to swelling and opening of the pores on the cellular membrane. Once the desired concentration of molecules is reached inside the red blood cells, we subject the red blood cells to a hypertonic solution to restore the osmotic pressure to normal. This step causes water to flow out of the cell and the pores to close, rendering the cellular membrane impermeable to molecules above a specific size, including the molecules that have been trapped inside the cell.

The extent to which a red blood cell can swell, known as osmotic fragility, is not uniform and varies between packages of red blood cells. When we obtain a package of red blood cells from a blood bank, we identify a number of key hematological parameters, including the osmotic fragility of the particular sample. Based on the level of osmotic fragility measured, we are able to calculate the specific amount of osmotic pressure to apply in order to achieve the desired concentration of drug substance in each production batch. This patent-protected process allows us to reduce variations in the amount of drug substance to be encapsulated, which ensures that quantifiable amounts of drug substance can be captured in each batch. Our expertise in understanding osmotic fragility and optimizing the red blood cell encapsulation parameters is the cornerstone of our proprietary ERYCAPS platform.

We believe that our ERYCAPS platform technology is an innovative approach that offers several key benefits:

∎	Prolonged duration of activity. Red blood cells are biocompatible carriers that have a half-life of approximately one month in the body. This long half-life, coupled with the protection from the cellular membrane, allows encapsulated therapeutic drug substances to remain in the body longer, thereby increasing the duration of their therapeutic activity and their potential efficacy with lower dosages and fewer injections.

∎	Decreased risk of side effects. The red blood cell membrane protects the body from toxicities associated with the trapped drug substance, which reduces the potential for adverse side effects from the drug.

∎

High reproducibility with rapid turnaround on commercial scale. Our encapsulation process is automated and is designed to produce batches of loaded red blood cells in a highly reproducible, reliable and rapid manner, regardless of the initial characteristics and origin of the red blood cells used. At our cGMP-certified production facility, we can deliver the product candidate to the hospital typically within 24 hours of initiating production. We have produced over 1,500 bags of eryaspase to date for use in clinical trials, and we estimate our current production facility will be sufficient for approximately the first two years of commercial-scale production of GRASPA following the sales launch and commercialization of GRASPA in Europe for the treatment of ALL, if it is approved.

∎	Stability and ease of administration. Once shipped from our production facility to the hospital, eryaspase has been shown to remain stable for 72 hours in refrigeration followed by six hours at room temperature. This allows hospital staff to administer the required blood transfusion at an optimal time and to retain control over the administration process. Based on stability studies we have performed, we believe we may be able to extend the shelf life of eryaspase to at least five days.

∎	Broad applicability. Our initial efforts have focused on encapsulating enzymes, such as L-asparaginase, that deplete nutrients necessary for the growth and proliferation of tumor cells, resulting in their starvation and death. Based on our preclinical studies and initial clinical experience in the area of hemato-oncology, we believe that a variety of additional therapeutic molecules can be encapsulated within red blood cells to induce tumor starvation, both for blood cancers and solid tumors, and to develop cancer immunotherapy and enzyme replacement therapies.

Our Product Development Pipeline

Using our proprietary ERYCAPS platform, we are developing a pipeline of product candidates to treat rare forms of cancer and other orphan diseases. The following table summarizes our product development pipeline:

Our Lead Product Candidate Eryaspase—A Unique Approach to Cancer Treatment

Eryaspase, our first product candidate developed using our proprietary ERYCAPS platform, is known under the trade name GRASPA in Europe and Israel and consists of the enzyme L-asparaginase encapsulated inside an erythrocyte, or a red blood cell. L-asparaginase breaks down asparagine, a naturally occurring amino acid, into L-aspartic acid and ammonia. Asparagine is produced by healthy cells in the body for their own use in protein synthesis. Cancer cells also need asparagine to grow and proliferate, even more than normal cells, but most cancer cells do not produce asparagine and must rely on circulating asparagine in order to survive. Because L-asparaginase is capable of catalyzing circulating asparagine, thereby depriving cancer cells of a key nutrient and causing them to die, the use of L-asparaginase to deplete asparagine has become a well-established treatment for ALL patients, and L-asparaginase has been a common component of pediatric ALL treatment protocols for several decades. However, the use of L-asparaginase outside of the pediatric ALL setting is limited, due primarily to the toxicity of and allergies associated with free-form asparaginases, which inhibits their use in adult and elderly ALL patients, as well as in children with relapsed ALL. We believe that encapsulating L-asparaginase in red blood cells will expand the population of cancer patients that may be able to be treated with L-asparaginase to include adult or elderly pancreatic cancer, ALL and AML patients.

Eryaspase is administered by intravenous infusion. Once administered, the red blood cells containing L-asparaginase circulate in the bloodstream and remove asparagine through a mechanism of active transportation of asparagine into the red blood cells. Normal red blood cells contain two to three times more asparagine than in the surrounding plasma. When L-asparaginase is encapsulated in the red blood cells, it causes the inner concentration of asparagine to decrease, which activates a natural mechanism of the red blood cell to draw asparagine circulating in the blood plasma into the red blood cell. The asparagine is rapidly degraded inside the red blood cells as well. When maintained long enough, this pumping and degradation activity leads to a systemic depletion of asparagine levels in the bloodstream that induces starvation of the cancer cells without releasing L-asparaginase into the bloodstream. The red blood cell membrane also protects the encapsulated L-asparaginase from antibodies present in the patient’s blood that would substantially lessen or neutralize the enzyme’s activity or cause an allergic reaction. As a result, the enzyme can remain active and potentially effective in the red blood cell for a longer period of time, while at the same time reducing the potential for toxicity and related side effects. Our research indicates that the encapsulation process does not significantly alter the life span of the red blood cell.

The following diagram illustrates the main mode of action of eryaspase:

Clinical Development of Eryaspase

The table below sets forth summary information regarding our clinical trials of eryaspase conducted to date.

COMPLETED CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Metastatic Pancreatic Cancer
2b	GRASPANC 2013-03	141	18+	Second-line	• Efficacy (progression-free survival or overall survival) of eryaspase in patients with low ASNS expression levels	100 U/kg	EU	Randomized, open label, controlled
1	GRASPANC 2008-02	12	18+	Second-line	• Determination of the maximum tolerated dose (MTD) and recommended Phase 2 dosing	25 / 50 / 100 / 150 U/kg	EU	Non-randomized, open label
Acute Lymphoblastic Leukemia
2/3	GRASPALL 2009-06	80	1 to 55	Relapsed/refractory	• Mean duration (days) of ASNase activity >100 U/L	150 U/kg	EU	Randomized, open label
					• Incidence of allergic reactions (induction phase)
2a	GRAALL SA2-2008	30	55+	First-line	• Efficacy and safety of eryaspase with combination therapy and determination of the MTD in elderly	50 / 100 / 150 U/kg	EU	Non-randomized, open label
1/2	GRASPALL 2005-01	24	1 to 55	Relapsed/refractory	• Determination of the MTD and recommended Phase 2 dosing	50 / 100 / 150 U/kg	EU	Randomized, open label

ONGOING CLINICAL TRIALS

PHASE	TRIAL REFERENCE	# OF PATIENTS	AGE	INDICATION	PRIMARY ENDPOINTS	DOSE	REGION	DESIGN
Acute Lymphoblastic Leukemia
2	NOPHO	30	1 to 45	Second-line post PEG-asparaginase	• PK / PD, safety and immunogenicity	150 U/kg	EU	Single arm, open label
1	GRASPALL 2012-09	12 to 18	18+	First-line	• Determination of the MTD and recommended Phase 2 dosing	50 /100 / 150 / 200 U/kg	US	Non-randomized, open label
	GRASPALL 2012-10-EAP	17	Up to 55	At risk - all lines	• Safety of eryaspase in combination with polychemotherapy	150 U/kg	EU	Non-randomized, open label
Acute Myeloid Leukemia
2b	ENFORCE 1	123	65 to 85	First-line, unfit	• Overall survival	100 U/kg	EU	Multicenter, open label, randomized, controlled

Eryaspase for the Treatment of Pancreatic Cancer and Other Solid Tumors

Researchers have investigated the potential to target asparagine metabolism in solid tumor indications, and based on the observation that many solid tumors, like lymphoblasts, lack the asparagine synthetase, or ASNS, enzyme, a rationale for the use of asparaginase in solid tumors exists. The toxicity profile of existing asparaginase products has, however, been prohibitive for their use in patients. Historically, Phase 1 clinical trials conducted by researchers have been modified or halted because of excess toxicity.

We selected pancreatic cancer as the first solid tumor indication for clinical development of eryaspase. We commenced a Phase 2b clinical trial of eryaspase combined with chemotherapy in 141 patients suffering from second-line metastatic pancreatic cancer in 2014. In March 2017, we reported that the trial met its pre-specified co-primary endpoints, showing improvement in survival rates for patients treated with eryaspase in combination with chemotherapy as compared to treatment with eryaspase alone, with hazard ratios of less than 0.85 in patients with no or low asparaginase synthetase expression (ASNS 0/1) irrespective of statistical significance. We presented the full results of this trial at the ESMO Congress in Madrid, Spain in September 2017. This clinical trial represents the first time an asparaginase-based therapy has been reported to have a survival benefit in a solid tumor indication. This trial forms the basis for our strategy to explore the further development of eryaspase for the treatment of pancreatic cancer and other solid tumor indications.

Background and Potential for L-asparaginase as a Treatment for Pancreatic Cancer

We estimate there are approximately 150,000 new cases of pancreatic cancer diagnosed each year in Europe and the United States. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10%, and is one of the fastest growing cancer indications. According to estimates published by the American Cancer Society, pancreatic cancer is currently the fourth largest cause of cancer deaths in the United States. According to an article published in the scientific journal Cancer Research, pancreatic cancer is projected to surpass colon and breast cancer to become the second largest cause of cancer deaths by 2030. The following table summarizes the number of estimated cases and deaths in the United States in 2017 and 2030 in various solid tumor indications, as well as the five-year survival rate of each type of cancer for the years 2006 through 2012.

INDICATION	CASES (U.S., IN THOUSANDS)		DEATHS (U.S., IN THOUSANDS)		5-YEAR SURVIVAL RATE
	2017	2030	2017	2030
Lung and bronchus	223	225	156	156	19%
Pancreas	54	88	43	63	9
Liver	41	83	29	51	18
Colon and rectum	135	114	50	47	66
Breast	255	294	41	37	91	(1)
Prostate	161	228	27	24	99
Bladder	79	113	17	22	79
Brain and other nervous system	24	N/A	17	17	35
Oesophagus	17	N/A	16	17	21
Kidney	64	69	14	16	75
Ovary	22	N/A	14	14	46

(1)	Refers to female survival rate.

From over 600 tumor biopsies analyzed in our preclinical studies, approximately 70% of pancreatic tumors had no or low expression of ASNS, indicating that they may be sensitive to L-asparaginase depletion. Our preclinical studies also suggested the potentially positive impact of administering L-asparaginase to pancreatic tumors in mouse models. Based on these preclinical studies and the existence of this important unmet medical need, we began a clinical development program in pancreatic cancer.

Phase 2b Clinical Trial for Eryaspase for the Treatment of Second-Line Metastatic Pancreatic Cancer

In 2014, we commenced a multi-center, open-label, randomized Phase 2b clinical trial to evaluate the efficacy of eryaspase as a second-line treatment for patients with metastatic pancreatic cancer. The trial was conducted at 16 sites in France and performed in collaboration with the Groupe Coopérateur Multidisciplinaire en Oncologie. Professor Pascal Hammel, a gastroenterologist-oncologist at Beaujon Hospital in Paris, was the principal investigator of the trial. The original recruitment objective was 90 patients. In February 2016, we elected to continue to enroll patients to increase the statistical power of the trial. In September 2016, we completed enrollment of 141 patients in this trial. In March 2017, we reported positive top-line results from this trial, which also included three data safety monitoring board, or DSMB, safety reviews. In September 2017, we presented the full results of this trial at the ESMO Congress in Madrid, Spain.

Trial Design

In this trial, patients in the active arm were treated with eryaspase in addition to the current standard of chemotherapy, consisting of either gemcitabine or FOLFOX, depending on which treatment the patient had received as first-line therapy. Patients in the control arm were patients treated with chemotherapy alone. Patients were randomized at a 2:1 ratio. Prior to enrolling each patient in this trial, we used a diagnostic test to assess the level of ASNS expression in such patient’s cancer cells, indicating whether the cells were likely to respond to treatment with eryaspase. We included both patients with no or low ASNS expression levels and patients with normal or high ASNS expression levels in the trial.

Endpoints

The co-primary endpoints of the Phase 2b clinical trial were progression-free survival and overall survival rates, as measured by the hazard ratio, or HR, for the patients that were enrolled with no or low ASNS expression levels. The HR represents the chance of events occurring in the treatment arm relative to the chance of events occurring in the control arm. An HR of one means that there is no difference in survival between the two groups, while an HR of greater than one or less than one means that survival was better in one of the groups. The outcome of the trial would be considered positive if the HR was below 0.85 for the low or no ASNS expression group, irrespective of statistical significance. The secondary endpoints of the clinical trial included overall progression-free survival and overall survival rates, as measured by HR, in the entire patient population and for the patients enrolled with normal or high ASNS expression levels, as well as objective response rates and safety outcomes.

Efficacy Results

The primary objectives of the trial were met, with an overall survival HR of 0.65 and a progression-free survival HR of 0.72 in the patient population with no or low ASNS expression levels. This sub-group of the patient population constituted approximately 70% of the trial population.

There was also an overall survival benefit in the entire patient population, with a statistically significant overall survival HR of 0.60 (nominal p-value = 0.009), meaning that a reduction in risk of death rate of 40% was observed.

The graph below shows the Kaplan-Meier overall survival curve of the trial. A Kaplan-Meier plot is a graphical statistical method commonly used to describe survival characteristics. Similar results were observed for progression-free survival.

The baseline characteristics and demographics in the patient population were balanced, and overall survival and progression-free survival results appeared to be consistent across different sub-groups, including age, gender and prior treatment.

An unexpected finding from these results was that the ASNS expression level in the patients did not appear to be predictive of treatment efficacy. The top-line results do not indicate that patients with no or low ASNS expression levels are responding more favorably to asparaginase treatment than the patients with normal or high expression levels, as we originally hypothesized. However, ASNS does appear to be a prognostic factor. Patients with high ASNS expression levels appear to have a worse prognosis, and their relative response to eryaspase seems to be relatively higher in this group than the patients with no, low or normal ASNS expression levels. Based on this finding, we believe future clinical trials may be conducted in the entire patient population, independent of ASNS expression levels.

Completed Phase 1 Clinical Trial of Eryaspase for the Treatment of Pancreatic Cancer

In 2011, we completed an open-label Phase 1 clinical trial in 12 patients with pancreatic cancer at four sites in France. The enrolled patients were separated into four cohorts of three subjects each. Eryaspase was administered as one injection of four different doses, 25 Units, or U, per kilogram, 50 U per kilogram, 100 U per kilogram or 150 U per kilogram. The primary endpoint of the trial was the determination of the maximum tolerated dose. Secondary endpoints included assessments of safety and exploratory measures of efficacy. No dose-limiting toxicities were reported, even at the highest dose administered in the trial. The treatment led to L-asparagine depletion, and there was a trend toward longer depletion with an increasing dose.

Next Steps

We presented the full results of our Phase 2b trial at the ESMO 2017 Congress in Madrid, Spain in September 2017. In early October, we met with the FDA to discuss further development of eryaspase for the pancreatic cancer indication and we intend to meet with the EMA to discuss our findings, including the design of a potential Phase 3 clinical trial to be initiated during the third quarter of 2018. We have also initiated further preclinical work to assess compatibility with other compounds used in the treatment of pancreatic cancer patients.

Planned Clinical Development Program in Other Solid Tumors

We believe the proof-of-concept that we have established with eryaspase in the treatment of metastatic pancreatic cancer can be applied to other solid tumor indications based on eryaspase’s mechanism of action and reduced toxicity. Preclinical work is ongoing to identify the most relevant indications including a review of the use of the product candidate in combination with chemotherapy and immunotherapy compounds, and we plan to launch clinical feasibility studies in the future in one or more indications with a goal of initiating clinical trials in the selected indication in 2018.

Eryaspase for the Treatment of Acute Lymphoblastic Leukemia (ALL)

We are developing eryaspase for the treatment of children and adults with ALL in combination with chemotherapy. We have completed three clinical trials in Europe in which a total of 134 patients with ALL enrolled, of which 102 patients were ultimately treated with eryaspase. We are also conducting additional clinical trials in Europe and in the United States to potentially broaden the application and use of GRASPA to include first-line treatment of patients with ALL.

Based on the positive efficacy and safety results from our Phase 2/3 pivotal trial, we submitted an MAA to the EMA for GRASPA for the treatment of relapsed or refractory ALL in September 2015. CHMP is the EMA committee responsible for reviewing the MAA. In September 2016, we received from CHMP a Day 180 List of Outstanding Issues. Following discussions with the EMA, we determined that the collection of the additional information requested by CHMP would take more time than allowed in the regulatory approval procedures. Accordingly, we decided to withdraw the MAA in November 2016. We are currently conducting activities that are designed to provide data regarding immunogenicity and pharmacodynamics of eryaspase, as well as comparability of eryaspase produced with native versus recombinant asparaginase. Depending on the outcome of these activities and discussions with regulatory authorities, we intend to resubmit our MAA later in October 2017.

The EMA and the FDA have granted orphan drug designation for GRASPA for the treatment of ALL, providing us with the potential for marketing exclusivity for up to seven and 10 years, respectively, upon receipt of marketing approval.

Background and Market for ALL

Leukemia is a cancer of the bone marrow cells, sometimes called cancer of the blood. Leukemia is characterized by an abnormal and excessive proliferation of blood components that, in the absence of treatment, invade the bone marrow and then the blood. Leukemia characterized by a rapid proliferation of abnormal cells in the bone marrow and requiring urgent treatment is known as acute leukemia. On the other hand, chronic leukemia has a slow proliferation, with a clinical tolerance of cancer cells and a development that may take place over months or years.

ALL is a blood cancer affecting the lymphoid progenitor cells. ALL patients have excess cells derived from the lymphoid lineage, such as lymphoblasts, B-cells, T-cells and natural killer cells. Some mutations in bone marrow progenitors have been directly linked to the development of ALL, although the exact molecular alteration responsible for the disease is often unknown. In general, the development of ALL is difficult to anticipate and few major risk factors are known.

ALL is most prevalent for children between the ages of two and five, although adults are also affected. The American Cancer Society estimates that approximately 5,970 new cases of ALL will be diagnosed in the United States in 2017, resulting in approximately 1,440 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of ALL diagnosed each year in Europe as in the United States. The risk for developing ALL declines slowly after the age of five until the mid-20s and then begins to rise again slowly after the age of 50. Overall, approximately 40% of ALL cases occur in adults. Although most cases of ALL occur in children, approximately 80% of deaths from ALL occur in adults. Pediatric ALL patients have a five-year survival rate of approximately 90%, while the five-year survival rate for adults drops to approximately 30% and for seniors, to approximately 15%.

L-asparaginase for the Treatment of ALL

The treatment of childhood ALL relies heavily on chemotherapy regimens and the use of L-asparaginase due to a high rate of complete responses observed with these therapies. Adults are also treated with chemotherapy, but L-asparaginase use has generally been limited due to its toxicity, and elderly patients especially cannot tolerate L-asparaginase treatment. Children typically respond better to ALL treatment due to differences in the disease itself and the ability to better handle aggressive treatment regimens. Treatment of children with modern chemotherapy regimens can lead to complete response rates in the 90% range, although that rate significantly drops as patients age. The identification of chromosomal translocations can also narrow down the exact disease subtype and lead to more targeted treatment options. One of these genetic anomalies, known as the Philadelphia chromosome, is present in approximately 5% of children with ALL and 20% to 25% of adults and seniors. For Philadelphia-negative patients, the administration of L-asparaginase has become the standard of care and is used as first-line treatment in conjunction with traditional chemotherapy regimens.

L-asparaginase is currently available in four forms, each described below. The use of each form depends upon the risk profile and age of the patient as well as the availability of a product in a specific market.

∎	Native and recombinant L-asparaginase. L-asparaginase purified from E. coli bacteria, also known as native L-asparaginase, has been part of the standard treatment for pediatric ALL patients since the 1970s. Native L-asparaginase has a half-life of about one day and is typically administered twice per week during the induction phase of chemotherapy treatment. In 2016, a new form of L-asparaginase purified from E. coli bacteria, known as recombinant L-asparaginase and marketed under the brand name Spectrila, was approved in Europe. Native and recombinant L-asparaginase remain the first-line, first-intention treatments for newly diagnosed pediatric ALL patients in many European countries.

∎	PEG-asparaginase. PEG-asparaginase is E. coli L-asparaginase that has been pegylated in order to reduce its toxicity and increase its half-life. In some countries, including the United States and the United Kingdom, PEG-asparaginase, marketed under the brand name Oncaspar, has almost completely replaced native L-asparaginase as the first-line, first-intention treatment for pediatric ALL patients, although its use for adults in conjunction with chemotherapy regimens is less universal due to toxicity concerns.

∎

Chrysantaspase. L-asparaginase can also be produced from the bacteria E. chrysanthemi. This form of L-asparaginase, marketed under the brand names Erwinase and Erwinaze, is typically used as an alternative treatment option in cases of hypersensitivity reactions to either the native or pegylated forms of E. coli

L-asparaginase. This product was approved in the United Kingdom in 1985 and was approved in the United States in 2011.

Worldwide sales of the above free-form L-asparaginase products totaled approximately $400 million in 2016.

Limitations of Free-Form L-asparaginase Administration

Despite its long history as a treatment for ALL, the direct administration of free-form L-asparaginase suffers from several limitations, including:

∎	Allergic reactions. The use of native L-asparaginase has been associated with the onset of serious and potentially fatal allergic reactions. In addition to safety concerns, allergies can lead to medical costs associated with treating the allergic reaction and switching to another L-asparaginase product. Oncaspar and Erwinaze were created to reduce the incidence of allergic reactions. Allergic reactions have been reported in up to 32% and 37% of patients who received Oncaspar or Erwinaze, respectively. While these products have reduced the frequency of allergic reactions, they have not eliminated them completely.

∎	Multiple injections required. With a half-life of approximately one day, native L-asparaginase requires up to eight injections per month at high doses. In addition, free-form L-asparaginase is often attacked by the body’s immune system before it has had the opportunity to significantly deplete L-asparagine levels, thereby limiting the duration of its therapeutic activity. With its longer half-life, PEG-asparaginase has reduced the number of necessary injections to approximately two injections per month. However, despite its longer treatment duration, Oncaspar has not achieved progression-free survival rates that are superior to native L-asparaginase. The half-life of Erwinaze is less than that of native L-asparaginase, requiring up to 12 injections each month.

∎	Toxicities and other side effects. A significant number of ALL patients suffer from other adverse effects from administration of free-form L-asparaginase, including clotting disorders, pancreatitis, liver damage and brain damage.

In addition to the above limitations, current L-asparaginase treatment options effectively target only a small portion of ALL patients. Eryaspase has been designed to reduce the potential for allergic reactions and other side effects, and to allow the therapeutic substance to remain in the body longer. The encapsulation of L-asparaginase has also been shown to extend the half-life of free-form L-asparaginase from one day to approximately 30 days, which should lead to fewer injections required for treatment and a lower overall dose. Accordingly, we believe eryaspase has the potential to overcome some of the limitations of free-form L-asparaginase and that a large number of additional patients would benefit from an improved L-asparaginase product.

Clinical Development of Eryaspase for the Treatment of ALL

In addition to our three completed clinical trials evaluating eryaspase for the treatment of ALL summarized below, we are currently conducting additional clinical trials in Europe and in the United States to potentially broaden the application and use of GRASPA to include first-line treatment of patients with ALL.

Completed Pivotal Phase 2/3 Clinical Trial in Europe in Adults and Children with Relapsed or Refractory ALL

In 2014, we completed an open-label, randomized, multi-center pivotal Phase 2/3 clinical trial known as the GRASPIVOTALL trial in 80 children and adults with relapsed ALL. The trial began in 2009 and was transitioned into a Phase 3 portion in 2013 upon the positive review by an independent DSMB of the safety results from the first 60 patients. The trial was conducted at 58 investigator sites in France, Belgium and Spain.

Trial Design

Patients between the ages of one year and 55 years who had experienced a first relapse of Philadelphia-negative ALL after treatment with native L-asparaginase were eligible to participate in the trial. There were 52 males and 28 females enrolled. The 80 patients in the trial were divided into three treatment arms, depending on whether or not the patients had a known allergy to native L-asparaginase. The 26 patients enrolled in the trial with a known allergy were treated with chemotherapy plus GRASPA. Of the remaining 54 patients in the trial, 26 patients were treated with chemotherapy plus GRASPA, while a control group consisting of the other 28 patients received chemotherapy plus Kidrolase, a native L-asparaginase. The chemotherapy regimen for all patients was a standard protocol known as COOPRALL. During the induction phase of chemotherapy, patients received one or two injections of GRASPA, depending on the severity of disease. During the consolidation phase of chemotherapy, patients received an injection of GRASPA at each time that a block of chemotherapy was given, for up to eight cycles. For patients randomized to the control group, native L-asparaginase was administered up to eight times per month during the induction phase of chemotherapy, and up to four times per month during the consolidation phase, for up to eight cycles.

Endpoints

The primary endpoints of the trial were the duration of L-asparagine activity and the incidence of allergic reactions with GRASPA as compared to the native L-asparaginase control group. The threshold for L-asparaginase activity was established at 100 U per liter, and the number of continuous days with at least that level of activity in the blood was measured. Secondary efficacy endpoints included complete remission rates, existence of minimal residual disease, progression-free survival rates and overall survival rates.

Efficacy Results

After one year of patient monitoring, researchers concluded that GRASPA had achieved both of its primary endpoints for the trial:

∎	Lower Incidence of Allergic Reactions. Among the non-allergic patients, none of the 26 patients treated with GRASPA experienced an allergic reaction during the induction phase, compared to 13 patients out of 28, or 46%, of those treated with native L-asparaginase in the control group. This result had a statistically significant p-value of less than 0.001. P-value is a conventional statistical method for measuring the statistical significance of clinical trial results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance. Among the 26 patients with known allergies to L-asparaginase, only three patients, or 12%, experienced an allergy, none of which was determined to be at or above Grade 3 severity.

∎	Superior Duration of L-Asparaginase Activity. Among the non-allergic patients, the patients treated with GRASPA maintained a mean duration of L-asparaginase activity above 100 U per liter for 20.5 days, and a standard deviation of 5.2 days, with at most two injections during the first month of treatment. This result compared to a mean duration of activity of 9.4 days, with a standard deviation of 7.4 days, in the control group, who received up to eight injections of native L-asparaginase. This comparative result was also statistically significant, with a p-value of less than 0.001. The duration of activity was similar in the allergic patient group, with those patients receiving GRASPA having a mean duration of activity of 18.6 days, with a standard deviation of 6.3 days.

GRASPA was also observed to have an improved clinical benefit as compared to native L-asparaginase based on its achievement of the secondary efficacy endpoints:

∎	Higher Complete Remission Rate. At the end of the induction phase, 17 of the 26 non-allergic patients in the GRASPA treatment arm, or 65%, had achieved complete remission, or the disappearance of all signs of cancer in response to treatment, as compared to 11 patients, or 39%, of the non-allergic patients in the control arm. Among the allergic patients, 14 of 26, or 54%, achieved complete remission after treatment with GRASPA.

∎	Improved Minimal Residual Disease Rate. Among the non-allergic patients, nine out of 26, or 35%, achieved low levels of residual leukemic cells classified as minimal residual disease, or MRD, at the end of the induction phase, as compared to seven out of 28, or 25%, of those in the control group. Among the allergic patients, six out of 26, or 23%, achieved MRD after treatment with GRASPA.

∎	Improved Overall Survival Rates. 12-month overall survival rates among the non-allergic patients treated with GRASPA were 76.9%, compared to 67.9%, for those in the control group. 12-month overall survival in the allergic group of patients was 50%. Based on three years of follow-up, a nominal improvement of overall survival was observed (HR = 0.73).

∎	Improved Progression-Free Survival Rates. 12-month progression-free survival rates among the non-allergic patients treated with GRASPA were 64.9%, compared to 48.6% for those in the control group.

Safety Results

Treatment with GRASPA was generally well tolerated. Drug-related adverse events generally consisted of allergic reactions, clotting problems, liver toxicities and pancreas disorders. None of the 52 patients receiving GRASPA during the trial had an adverse event leading to discontinuation of the trial, as compared to 12 out of the

28 patients, or 43%, in the control arm. A total of three patients out of the 52 patients treated with GRASPA during the trial experienced serious adverse events determined to be drug-related.

Among the non-allergic patients in the GRASPA treatment arm, nine out of 26, or 35%, experienced study drug-related clotting problems, compared to 23 out of 28, or 82%, in the non-allergic patients in the control group. Similarly, only nine out of the 26 allergic patients, or 35%, experienced clotting problems. Among the non-allergic patients in the GRASPA treatment arm, seven out of 26, or 27%, experienced study drug-related pancreatitis events, compared to 14 out of 28, or 50%, in the non-allergic patients in the control group. Similarly, only seven out of the 26 allergic patients, or 27%, experienced pancreatitis. Among the non-allergic patients in the GRASPA treatment arm, five out of 26, or 19%, experienced study drug-related liver problems, compared to 12 out of 28, or 43%, of the non-allergic patients in the control group. Similarly, only seven out of the 26 allergic patients, or 27%, experienced liver problems.

We believe the safety and efficacy profile of GRASPA, as observed in the Phase 2/3 clinical trial, offers an attractive alternative option for patients who have received prior L-asparaginase therapy and were unable to tolerate it or who have a hypersensitivity to free-form L-asparaginase. Based on the results of our clinical development program, we submitted an MAA in September 2015 for GRASPA for the treatment of relapsed or refractory ALL in Europe. We announced the withdrawal of our MAA for GRASPA in November 2016. Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit our MAA for GRASPA to the EMA later in October 2017.

Completed Phase 1/2 Clinical Trial in Europe in Adults and Children with Relapsed or Refractory ALL

Between 2006 and 2009, we conducted an open-label, multi-center, randomized Phase 1/2 clinical trial of GRASPA in 24 children and adults up to age 55 with relapsed ALL. The trial was conducted at 24 investigator sites in Europe and was designed to evaluate the efficacy of GRASPA compared to native L-asparaginase in terms of duration of L-asparagine depletion, as well as the safety of GRASPA by examining the side effects associated with treatment. Based on these results, we selected a GRASPA dose of 150 U per kilogram for further clinical evaluation in subsequent clinical trials. The results of this Phase 1/2 clinical trial supported our hypothesis that GRASPA could deplete circulating L-asparagine at a similar level as free-form L-asparaginase but with fewer injections and potentially reduced side effects.

Completed Phase 2 Clinical Trial in France in Elderly ALL Patients as First-Line Treatment

In 2009, we commenced a Phase 2, open-label, dose-escalation clinical trial of GRASPA as a first-line treatment in 30 patients over the age of 55 with newly diagnosed, Philadelphia-negative ALL. This trial was conducted at 20 sites in France and was completed in 2012. The main objective of this trial was to determine the maximum tolerated and effective dose of GRASPA in combination with chemotherapy. The trial also evaluated the side effects related to treatment with GRASPA, as well as its pharmacokinetic and pharmacodynamic parameters and the rate of complete remission after treatment. We observed in the trial that GRASPA was generally well tolerated and the frequency of adverse events was similar to what was expected in this fragile population of senior patients. The most frequently reported adverse events were elevated pancreatic enzyme levels and coagulation disorders. No allergic reactions were reported in any of the GRASPA treatment groups.

Ongoing Expanded Access Program in Europe for Allergic ALL Patients

In the course of conducting our European clinical trials in pediatric and adult ALL patients, several clinical investigators identified ALL patients who were unable to be treated in our clinical trials due to allergies to other asparaginase formulations (native L-asparaginase, Oncaspar, or Erwinaze). After discussion with French regulatory authorities, in 2014, we commenced a clinical trial in France to allow these allergic patients to be treated with GRASPA as part of an expanded access program, or EAP. Patients up to 55 years of age, with either newly diagnosed or relapsed or refractory ALL, are eligible to participate in the EAP. Patients in the EAP receive GRASPA in conjunction with a standard chemotherapy regimen and are followed for 12 months after completion of chemotherapy. We have enrolled 17 patients to date in the EAP and have received a favorable review by an independent DSMB of the first seven patients treated. We expect to keep enrollment open in the EAP until we receive regulatory approval and commercialize GRASPA for the treatment of ALL.

Ongoing Phase 2 Clinical Trial in the Nordic Countries of Europe for Treatment of Patients Allergic to Pegylated Asparaginase

In April 2017, we commenced an investigator-initiated Phase 2 clinical trial to evaluate GRASPA in patients with ALL, which is expected to enroll approximately 30 patients at 23 sites across seven Nordic and Baltic countries, including Denmark, Finland, Norway, Sweden, Iceland, Lithuania and Estonia. This trial will be conducted in collaboration with the Nordic Society of Pediatric Hematology and Oncology, or NOPHO. The main objectives of this trial are to evaluate the pharmacokinetic and pharmacodynamic activity, safety and immunogenicity profile of eryaspase in combination with NOPHO’s 2008 multi-agent chemotherapy protocol for ALL, administered as second-intention treatment for children or adult ALL patients, one to 45 years of age, who experience hypersensitivity reactions to PEG-asparaginase or silent inactivation. This trial is expected to continue for approximately two years.

Ongoing Phase 1 Clinical Trial in the United States in Adult ALL Patients as First-Line Treatment

In March 2013, our Investigational New Drug application with the FDA became effective and we initiated a Phase 1 clinical trial in the United States evaluating eryaspase in escalating doses as a potential first-line therapy in patients over the age of 18 with Philadelphia-negative ALL. We expect to enroll between 12 and 18 patients at approximately five sites. In this trial, eryaspase is being administered starting at 50 U per kilogram, and the dose will increase to 100 U per kilogram and 150 U per kilogram in later cohorts. The primary endpoint of this trial is the number of dose-limiting toxicities. Secondary endpoints include safety, tolerability and serum concentrations of L-asparagine and L-asparaginase.

In June 2015, safety data of the first cohort of three patients dosed at 50 U per kilogram was reviewed by a steering committee consisting of members of the DSMB and investigators in the trial. No safety concerns were identified, and the steering committee recommended escalating the dose to 100 U per kilogram. Further, the trial was amended to lower the age for patient inclusion from 40 to 18 years of age and to remove the waiting periods between each patient. In August 2015, we submitted the protocol amendments to the respective institutional review boards for approval. We determined a recommended dose in September 2017 and we intend to meet with the FDA to discuss our further clinical development plans.

Future Development and Commercialization Plans

Based on the results of our completed clinical trials for the treatment of ALL, we submitted an MAA to the EMA in September 2015 for GRASPA. We announced the withdrawal of our MAA for GRASPA in November 2016. Depending on the outcome of our discussions with regulatory authorities, we intend to resubmit our MAA for GRASPA to the EMA later in October 2017. If approved, we believe that GRASPA can become the form of asparaginase of choice for the treatment of fragile ALL patients, including elderly and other high-risk patients, as well as pediatric and adult ALL patients that have either relapsed or failed first-line treatment or who have an allergic hypersensitivity to free-form L-asparaginases.

In 2012, we entered into an exclusive license and distribution agreement with Orphan Europe for the exclusive commercialization and distribution rights to GRASPA for the treatment of ALL and AML in 38 European countries. In 2011, we entered into an exclusive distribution agreement under which Teva acquired the exclusive rights to GRASPA in Israel. We retain the rights to commercialize eryaspase for the treatment of ALL and AML outside Europe and Israel, including in the United States, and for the treatment of all other indications outside of Israel.

We determined a recommended dose of eryaspase in our ongoing Phase 1 clinical trial in first-line adult ALL patients in September 2017. Pending regulatory approval, we expect to commence a pivotal clinical trial in the same population that could become the basis for seeking approval of eryaspase in the United States and broadening our proposed MAA for the approval of GRASPA in Europe to include first-line treatment of patients with ALL.

Eryaspase for the Treatment of Acute Myeloid Leukemia (AML)

We believe that the safety profile of eryaspase may also allow it to be developed as a potential treatment for AML, which is believed to be sensitive to asparaginase but is typically not treated with L-asparaginase due to intolerance among the predominantly elderly AML population. We are conducting the ENFORCE 1 trial, a multinational, randomized Phase 2b clinical trial in Europe in AML patients over the age of 65 who are unfit for treatment with intensive chemotherapy. In August 2016, we completed enrollment of a total of 123 patients in the ENFORCE 1 trial. We expect to report primary results from the ENFORCE 1 trial by the end of 2017.

Background and Market for AML

AML is an aggressive cancer of the blood and bone marrow that is particularly fatal if left untreated. AML patients have an outgrowth of cells from the myeloid lineage that accumulate in the bone marrow. The myeloid cells are predominantly immature platelet cells called myeloblasts, or blasts, which are the leukemia cells. Bone marrow cell dysfunction is caused by genetic mutations that impact the normal differentiation of stem cells. Previous treatment with cytotoxic chemotherapeutic agents and radiation exposure are common factors associated with AML, since exposure to mutagenic agents may induce genetic alterations in bone marrow stem cells.

The American Cancer Society estimates that approximately 21,000 new cases of AML will be diagnosed in the United States in 2017, resulting in over 10,000 deaths. Based on incidence data published in scientific literature, we estimate that there are at least as many new cases of AML diagnosed each year in Europe as there are in the United States. AML is generally a disease of older people and is uncommon before the age of 45, with approximately 95% of new AML cases in the United States occurring in patients over the age of 19. The median age of a patient with AML is approximately 67 years.

Treatment programs for AML patients are highly individualized and depend on several variables, including age, AML subtype and whether the disease is newly formed, recurrent or resistant. The first-line treatment for AML, which has not changed for three decades, is a chemotherapy regimen intended to reduce leukemic blasts and return the bone marrow to functionality. Due to the damaging effects of induction therapy, mortality from high-intensity chemotherapy ranges from 5% to 15% in younger AML patients to as high as 20% to 50% in elderly patients. Because of the harsh nature of the treatment, a substantial number of patients over 65 years of age opt for palliative care only, underscoring the unmet need for safe and effective therapies in AML. The ultimate goal with current AML treatment protocols is to bridge patients to a hematopoietic stem cell transplant, or HSCT. However, not all patients are eligible for HSCT or matching donors cannot be found. The process of identifying eligible patients and matching donors is so rigorous that the treatment is not feasible for most AML patients.

L-asparaginase as a Potential Treatment for AML

Even though AML blasts are not considered to be as widely responsive to L-asparaginase as ALL blasts, a significant portion of AML blasts are deficient in ASNS, the enzyme necessary to produce asparagine internally, and have been observed in research studies to be sensitive to L-asparaginase as an adjunct therapy to chemotherapy. However, the use of L-asparaginase for the treatment of AML patients has been very limited, primarily due to the product’s potential toxicity in this fragile patient population. We believe that encapsulated L-asparaginase in the form of eryaspase might be a potentially effective combination treatment with low-dose chemotherapy for AML patients who are unfit to receive intensive chemotherapy, and we have commenced a clinical development program for this indication.

Ongoing Phase 2b Clinical Trial in Europe in Elderly AML Patients

In 2013, we initiated the ENFORCE 1 trial, a Phase 2b, open-label, randomized, multi-center clinical trial in newly diagnosed patients with AML over 65 years of age and who are unable to receive intensive chemotherapy. The primary objective of the ENFORCE 1 trial is to evaluate the efficacy of GRASPA when added to a low dose of the standard chemotherapy cytarabine. To accomplish this, we expect to compare overall survival rates between patients receiving GRASPA in combination with low-dose cytarabine against those of patients receiving only low-dose cytarabine. In August 2016, we completed enrollment of a total of 123 patients in the ENFORCE 1 trial, at over 20 sites in Europe, two-thirds of whom will be treated with GRASPA. Patients in the treatment arm will receive one injection of GRASPA per cycle of chemotherapy treatment. The primary overall survival endpoint will be measured after one year of follow-up. All patients in the ENFORCE 1 trial will undergo follow-up for up to 24 months.

Three safety reviews by an independent DSMB have been performed. The first review was performed in November 2013 after the first 30 patients were treated; the second review in August 2014 after 60 patients were treated; and the third review in December 2015 after 105 patients were treated. No safety concerns have been identified. We expect to report primary results from the ENFORCE 1 trial by the end of 2017.

Depending on the results of the ENFORCE 1 trial, we will determine the next steps for the development of this clinical program. The EMA and the FDA have each granted orphan drug designation to eryaspase for the treatment of AML, offering us the potential for marketing exclusivity upon obtaining marketing approval.

Other ERYCAPS Development Programs

In addition to our product pipeline centered on L-asparaginase treatment, we are using our proprietary patent-protected ERYCAPS platform to identify additional enzymes that could induce tumor starvation. We have received funding from BPI France for a research program, known as the TEDAC program, intended to identify additional tumor starvation agents and to identify companion diagnostic tests. In preclinical studies performed under the TEDAC program, we have identified two other amino acids, methionine and arginine, and their respective enzymes, methionine-g-lyase, or MGL, and arginine deiminase, or ADI, that we believe may be promising treatments when encapsulated inside red blood cells.

In 2017, we presented preclinical data with our product candidate erymethionase, which consists of MGL in red blood cells, at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium and the American Association for Cancer Research conferences. We are performing preclinical toxicology studies and are planning to start a Phase 1 clinical trial by the end of the third quarter of 2018 with erymethionase. We are also conducting preclinical studies with eryminase, which consists of ADI encapsulated inside red blood cells, and plan to initiate clinical trials for this product candidate.

In addition, we currently have two other preclinical development programs ongoing. ERYZYME is a preclinical development program which is designed to use our proprietary ERYCAPS platform for enzyme-based therapies beyond oncology. We encapsulate therapeutic enzymes inside donor-derived red blood cells using our proprietary ERYCAPS platform in order to create ERYZYME product candidates. We believe that the encapsulation of the therapeutic enzymes in the red blood cells may be able to reduce the potential for allergic reactions and to allow the therapeutic substance to remain in the body longer as compared to non-encapsulated enzymes. We have performed preclinical research with enzymes like phenylalanine hydroxylase in phenylketonuria in collaboration with Genzyme, and we are investigating other potential ERYZYME applications as collaboration opportunities. In 2017, we entered into a research collaboration with Fox Chase Cancer Center to advance the preclinical development of erymethionase for the treatment of homocystinuria.

ERYMMUNE is a preclinical development program exploring the use of our proprietary ERYCAPS platform to encapsulate tumor antigens within red blood cells as an innovative approach to cancer immunotherapy. Based on our preclinical research, we believe that encapsulated tumor antigens can be targeted to key organs, such as the liver or spleen, in order to induce an immune response, resulting in sustained activation of the body’s immune system to fight cancers. In preclinical studies with three different antigens loaded in red blood cells, we have observed promising proof-of-concept data in three different tumor models. In these studies, we observed significantly increased antigen-specific CD8 and CD4 T-cell responses and delays in tumor growth when the encapsulated antigens, modified to target the liver or spleen, were injected in mice with tumors, as compared to the injection of the unloaded antigens alone. We plan to continue incubating this platform in order to confirm our earlier preclinical data and to determine our development strategy for these earlier-stage programs. We expect to complete preclinical proof-of-concept studies of ERYMMUNE by the end of 2017. Among other possibilities, we may consider the creation of a spin-off company for this technology if we believe it can optimize shareholder value.

Manufacturing and Supply

We currently operate two manufacturing facilities to manufacture our product candidates. Our primary production facility is based in Lyon, France. This production facility complies with European cGMP. We estimate that our current manufacturing capacity in Lyon is approximately four thousand bags annually, which we believe will be adequate for approximately the first two years after commercial launch of GRASPA in Europe for the treatment of ALL. For our current and future clinical trials to be conducted in the United States, we use a qualified production unit in Philadelphia, Pennsylvania in conjunction with the American Red Cross. Our operations at our U.S. production facility are similar to those at our French production facility and are in compliance with FDA regulations. We oversee production and controls for this unit jointly with the American Red Cross. In Europe, we purchase packed red blood cells from Ėtablissement Français du Sang, the French Blood Establishment. In the United States, we buy the packed red blood cells from the American Red Cross.

In the case of eryaspase, we have the manufacturing and logistics in place to deliver our product candidate to hospitals or other treatment centers typically within 24 hours of commencing production. Once a prescription is written, we receive an order for eryaspase from the hospital. We then purchase a pack of red blood cells compatible with the patient’s blood type from a blood bank. We identify the key parameters of the red blood cell sample, including number of cells, blood type, osmotic fragility and other hematological parameters, in order to achieve the desired concentration of L-asparaginase. We encapsulate the L-asparaginase into the red blood cells using an automated process that takes three to eight hours, depending on the number of washing steps required. Before release, the product must meet a number of quality control specifications, including the number of red blood cells in the packed product, the level of L-asparaginase activity, the amount of extracellular L-asparaginase in the blood and the integrity of the container holding the red blood cells. We then deliver the product to the hospital using a third-party commercial overnight delivery service. We ship the product at a refrigerated temperature of between two and eight degrees Celsius, or approximately 36 to 46 degrees Fahrenheit. At this temperature, the product has been shown to remain stable for three days. Once removed and ready for administration, the product remains stable for six hours at room temperature. Based on stability studies we have performed, we believe we may be able to extend the shelf life of eryaspase to at least five days.

For the supply of the L-asparaginase, we entered into a worldwide supply agreement with medac GmbH, or Medac, in December 2008, as subsequently amended on August 19, 2009 and July 25, 2016, which we refer to as the 2008 Medac Agreement. The 2008 Medac Agreement has a term of 20 years and provides for the supply of free-form L-asparaginase at tiered pricing, including a maximum annual number of units at a reduced price for use in our clinical trials. Pursuant to the July 2016 amendment, as of January 1, 2018, Medac may suspend its performance under the 2008 Medac Agreement in the event its supplier of L-asparaginase discontinues supply to Medac and may terminate the 2008 Medac Agreement upon a complete denial of our MAA for GRASPA, upon withdrawal of our MAA for GRASPA or if we substitute L-asparaginase for a recombinant formulation of L-asparaginase.

In May 2011, we entered into a second worldwide supply agreement, as subsequently amended on April 4, 2014 and July 25, 2016, which we refer to as the 2011 Medac Agreement, under which Medac has agreed to supply us with a new, recombinant free-form L-asparaginase that Medac is developing. The 2011 Medac Agreement includes an exclusivity period, starting from the date of commercial authorization of eryaspase/GRASPA for a duration of five years. The term of the 2011 Medac Agreement is until December 2028, provided, that Medac is entitled, upon expiration of the five-year exclusivity period, to terminate the agreement, upon five-years’ notice, in the event its supplier of the recombinant formulation of L-asparaginase discontinues supplying to Medac. The July 2016 amendment nullified the clauses providing that we could have been forced to refrain from any form of promotion of eryaspase/GRASPA if such product was produced from a new formulation of asparaginase registered and marketed prior to eryaspase/GRASPA as a first-line treatment. We have begun using this new recombinant formulation of L-asparaginase in eryaspase for new indications, including our ongoing clinical trials for pancreatic cancer.

Additionally, pursuant to the July 2016 amendment of the 2011 Medac Agreement, we granted Medac a second negotiation right for the marketing of GRASPA in the indications of ALL and AML and in certain territories such as Turkey and Russia, assuming Orphan Europe fails to exercise its right of negotiation or we and Orphan Europe do not enter into a subsequent agreement.

In January 2017, we entered into a collaboration agreement with Invetech, developer of cGMP manufacturing solutions for cell and advanced therapies, under which Invetech is assisting us in the development of certain systems to improve the efficiency of the future commercial-scale manufacture of product candidates based on our proprietary ERYCAPS platform and to accommodate production volume needs for commercialization of our product candidates following the receipt of the necessary regulatory approvals.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure. With the exception of eryaspase under the brand name GRASPA in Europe and Israel, to which we have granted certain marketing and distribution rights to Orphan Europe and Teva, respectively, as described below, we generally expect to retain commercial rights to our product candidates.

Subject to receiving marketing approvals, we expect to commence commercialization activities by building a focused sales and marketing organization in the United States and abroad to sell our products. We believe that such an organization will be able to target the community of physicians who are the key specialists in treating the patient populations for which our product candidates are being developed. We may enter into additional marketing and distribution agreements with third parties in select geographic territories for any of our product candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with thought leaders in relevant fields of medicine.

Agreement with Orphan Europe

In November 2012, we entered into an exclusive license and distribution agreement with Orphan Europe to market and distribute GRASPA for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union. Under this agreement, we are responsible for obtaining regulatory approval for GRASPA for the treatment of ALL in the European Union, and Orphan Europe is responsible for regulatory activities for the 10 countries not part of the European Union. In addition, Orphan Europe will seek marketing approval for GRASPA in the treatment of AML in all 38 countries. If GRASPA is approved, Orphan Europe will be responsible for obtaining pricing and reimbursement approvals, subject to our reasonable input. Orphan Europe has agreed to, at its expense, use commercially reasonable efforts to market and promote GRASPA after it has been approved. We have agreed to use commercially reasonable efforts to manufacture and supply GRASPA in the quantities requested by Orphan Europe, based on forecasts that Orphan Europe will provide to us. We are responsible for delivering GRASPA to the customers directly.

We received a payment of €5 million upon signing the agreement. In addition, in 2012, we issued €5 million in convertible bonds to Recordati S.p.A. which, along with accrued interest, converted into 945,018 of our ordinary shares at the time of our 2013 initial public offering on Euronext Paris. Our agreement with Orphan Europe provides for sharing in the development costs for GRASPA in AML, and we may be entitled to receive future payments of up to €37.5 million, subject to our achievement of specified clinical, regulatory and commercial milestones. Once on the market, we will receive a combined supply price and royalties up to 45% of net product sales.

We have granted Orphan Europe rights of first negotiation for the commercialization of GRASPA in additional indications beyond ALL and AML in Europe, and for the commercialization of GRASPA in all indications in additional territories consisting of Turkey, Russia, specified countries in the Middle East and all countries in Africa. Orphan Europe has agreed not to be involved in the development or marketing of any competing products containing L-asparaginase for the treatment of ALL and AML.

The term of the agreement varies on a country-to-country basis. For countries that are part of the European Union, the term is 10 years from the date of marketing approval for GRASPA for the treatment of ALL, and will automatically be extended to 10 years from the date of marketing approval for the treatment of AML if that occurs by the end of 2019. For countries that are not part of the European Union, the term is 10 years from the date of marketing approval for GRASPA in the treatment of either ALL or AML, but not longer than three years after the expiration of the term for the countries in the European Union. At the end of the term, Orphan Europe is entitled to request additional 10-year renewals as long as it is in material compliance with the agreement. If we refuse to renew the agreement in specified circumstances, we may be subject to financial penalties as set forth in the agreement. In addition, the agreement provides that Orphan Europe may automatically terminate the agreement, recoup certain expenses and reduce milestone payments in the event that the intellectual property we license to them under the agreement is deemed invalid.

Agreement with Teva

In March 2011, we entered into an exclusive distribution agreement with Abic Marketing Limited, an affiliate of Teva Pharmaceutical Industries Ltd., an Israeli pharmaceutical company, which we refer to in this prospectus as Teva. We granted Teva an exclusive license to seek regulatory approval for and commercialize GRASPA in Israel. We are responsible for the manufacturing and for transporting any products directly to the customer. Teva is responsible for all regulatory and commercial efforts and has agreed to reimburse us for part of our transportation expenses. We do not expect Teva to pursue regulatory approval in Israel until we have obtained marketing approval for GRASPA in the European Union. If we receive European marketing approval for GRASPA in indications other than ALL, Teva may choose to extend its commercial rights within Israel to those additional indications.

Under the agreement, we received an upfront payment of €40,000 upon signing the agreement and are eligible to earn up to €45,000 in potential milestone payments upon achievement of specified regulatory milestones as well as a share of Teva’s operating profit if Teva extends its distribution rights to other indications. We will receive a transfer price equal to half of total sales of GRASPA in Israel, calculated as set forth in the agreement. The agreement has a term of 10 years and will automatically renew for successive five-year terms unless either party gives at least six months’ notice of non-renewal.

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and foreign countries. These patents and applications include 13 patent families we own in our own name, summarized below:

TECHNOLOGY	NUMBER OF PATENT FAMILIES	EXPIRATION YEARS FOR EACH PATENT FAMILY *	COUNTRIES IN WHICH PATENTS ARE ISSUED
Our production process	2	2024 - 2030 2033 - 2034	Japan, Europe, Australia, China, United States, Korea, India, Canada

Eryaspase	3	2027 - 2029 2032 - 2033 2028 - 2029	Europe, United States, Australia, Singapore, Israel, Japan, Korea, China, India

Other tumor starvation enzymes	3	2026 2034 - 2035 2035 - 2036	Europe, Japan, China, Canada, Korea, Australia, United States

Immune modulation platform	2	2030 2027 - 2028	Australia, Singapore, France, China, Israel, Korea, Europe, United States, Japan

Other technologies/candidates	3	2028 2028 - 2029 2033 - 2034	Europe, Israel, China, Australia, Singapore, Korea, Canada

*	This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment.

Of our 13 patent families, ten currently include at least one issued patent.

The term of a U.S. patent may be eligible for patent term restoration under the Hatch-Waxman Act to account for at least some of the time the drug or method of manufacture is under development and regulatory review after the patent is granted. With regard to a drug or method of manufacture for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug or method of manufacture. Some foreign jurisdictions have analogous patent term extension provisions that allow for extension of the term of a patent that covers a device approved by the applicable foreign regulatory agency. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on the patents that we believe will provide the best exclusivity position if extended.

In addition to patent protection, we have trademark protection in many countries for our name, logo and several product candidates. None of our trademarks are subject to a third-party license, except under our distribution agreements with Teva and Orphan Europe with respect to the trademark GRASPA.

Patent License from U.S. Public Health Service

In August 2012, we entered into a license agreement with the Public Health Service of the Department of Health and Human Services of the United States, or PHS, under which PHS has granted us an exclusive license to a patent family including two U.S. patents directed to ASNS and asparaginase therapies in the United States. We intend to use the patent rights licensed from PHS to develop a companion diagnostic test for eryaspase and other product candidates we may develop based on our ERYCAPS platform.

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include product efficacy and safety; quality and breadth of an organization’s technology; skill of an organization’s employees and its ability to recruit and retain key employees; timing and scope of regulatory approvals; government reimbursement rates for, and the average selling price of, products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities. We cannot ensure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

Our competitors may also succeed in obtaining EMA, FDA or other regulatory approvals for their product candidates more rapidly than we are able to do, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product candidates will depend on a number of factors, including:

∎	potential advantages over existing or alternative therapies or tests;

∎	the actual or perceived safety of similar classes of products;

∎	the effectiveness of our sales, marketing, and distribution capabilities; and

∎	the scope of any approval provided by the FDA or foreign regulatory authorities.

Although we believe our product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the biopharmaceutical drug markets. If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenues or achieve profitability.

L-asparaginase is currently available in four forms, each described below.

Native L-asparaginase

Native L-asparaginase has been part of the standard treatment for pediatric ALL patients since the 1970s. Native L-asparaginase remains the first-line, first-intention treatment for newly diagnosed pediatric ALL patients in many European countries. However, because of its general toxicity, this native form is rarely used in fragile patients. In the United States, the native form, with the brand name Elspar, was removed from the market in 2013 due to production problems and competition from other forms of L-asparaginase.

Recombinant L-asparaginase

In 2016, recombinant L-asparaginase was approved in Europe. The product was developed by our partner Medac as a bioequivalent product to native L-asparaginase, and is being launched by Medac under the brand name Spectrila. Recombinant L-asparaginase has a half-life of about one day and is also typically administered twice per week, similar to native L-asparaginase.

PEG-asparaginase

PEG-asparaginase is E. coli L-asparaginase that has been pegylated in order to reduce its toxicity and increase its half-life. Pegylation refers to the attachment of a polyethylene glycol group to the enzyme, which creates a protective shell around the enzyme to partially protect it from immune cell destruction. This pegylation extends the half-life of the L-asparaginase from one day to approximately five to seven days. PEG-asparaginase, currently marketed under the brand name Oncaspar, was approved by the FDA in 1994 and was granted EU marketing authorization in 2016 for the treatment of ALL patients with a hypersensitivity to native L-asparaginase. Oncaspar is typically administered twice per month, with one injection replacing four injections of native L-asparaginase. The label was expanded in 2006 to include first-line treatment of ALL in combination with chemotherapy. In some countries, including the United States and the United Kingdom, PEG-asparaginase has almost completely replaced native L-asparaginase as the first-line, first-intention treatment for pediatric ALL patients, although its use for adults in conjunction with chemotherapy regimens is less universal due to toxicity concerns. We estimate that worldwide sales of Oncaspar were approximately $204 million in 2016.

Erwinaze

L-asparaginase can also be produced from the bacteria E. chrysanthemi. This form of L-asparaginase, marketed under the brand names Erwinase and Erwinaze, is typically considered as an alternative treatment in cases of hypersensitivity reactions to either the native or pegylated forms of E. coli L-asparaginase. The product was approved in the United Kingdom in 1985 and was approved in the United States in 2011. Worldwide sales of Erwinaze were approximately $200 million in 2016.

The current market for free-form L-asparaginase primarily includes the following products:

∎	native and recombinant L-asparaginase, marketed under the brand names Kidrolase, Leunase and Spectrila, all of which are produced by the Japanese pharmaceutical company Kyowa Hakko Kirin and distributed in Europe by Jazz Pharmaceuticals Inc. and Medac, as applicable;

∎	PEG-asparaginase, marketed under the brand name Oncaspar by Baxalta International, now part of Shire plc; and

∎	L-asparaginase expressed in E. chrysanthemi bacteria, marketed under the brand names Erwinase and Erwinaze by Jazz Pharmaceuticals Inc.

Each of these products corresponds to a different formulation or different production process and, as a result, has a separate profile, particularly in terms of activity duration, frequency of injections and side effects. We currently do not intend to compete directly with native L-asparaginase or Oncaspar where such treatments are prescribed as first-line treatments for newly diagnosed or relapsed or refractory patients. Our initial target market is for patients who have either relapsed or failed first-line treatment with current forms of asparaginases or who have developed an allergic hypersensitivity to those forms of L-asparaginase.

Medac has developed a recombinant L-asparaginase that has been granted marketing approval in Europe. Medac’s recombinant product was observed in late-stage clinical trials to have efficacy, a life span and a side effect profile similar to that of native L-asparaginase. Medac is also developing a PEG-asparaginase product candidate that is currently in early clinical trials. In addition, Jazz Pharmaceuticals Inc. is developing a pegylated form of Erwinaze, although its clinical development is currently on hold.

In addition to currently available forms of L-asparaginase or new forms in development, our product candidates also compete with other products that could be used in the treatment of ALL or AML. These potential treatments include monoclonal antibodies, bispecific monoclonal antibodies and chimeric antigen receptor, or CAR, T-cells approaches. Several large pharmaceutical and biotechnology companies, including Amgen Inc., Pfizer, Inc. and Novartis AG, are developing these types of therapies for the treatment of AML and ALL. In December 2014, the FDA granted accelerated approval of Amgen Inc.’s product candidate BLINCYTO (blinatumomab), for the treatment of Philadelphia-negative patients with relapsed or refractory B-cell precursor ALL. Continued approval for this indication may be contingent upon verification of clinical benefit in subsequent trials. Amgen Inc. has also recently been granted a conditional MAA from the EMA for BLINCYTO. Other products in later-stage clinical trials include immunotherapy drugs targeting multiple immune mechanisms, such as inotuzumab, an antibody-drug conjugate from Pfizer Inc., and CAR T-cells products from Cellectis S.A., Kite Pharma, Inc. and Novartis AG. These product candidates consist of patients’ own immune cells, engineered to recognize and attack their tumors. These new treatments have yielded positive results when used as salvage therapy, but their use has been restricted to small clinical trials to date.

Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, or biologics, such as our product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, reputational harm, and/or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

∎	completion of extensive nonclinical, sometimes referred to as preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

∎	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

∎	performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices, or GCPs, to establish the safety and efficacy of the proposed product candidate for its proposed indication;

∎	submission to the FDA of a BLA;

∎	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the product is produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

∎	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and

∎	FDA review and approval of the BLA prior to any commercial marketing or sale of the product in the United States.

The data required to support a BLA is generated in two distinct development stages: preclinical and clinical. The preclinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

Clinical trials are generally conducted in three sequential phases that may overlap, known as Phase 1, Phase 2 and Phase 3 clinical trials. Phase 1 clinical trials generally involve a small number of healthy volunteers who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the product candidate and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials typically involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, as well as identification of possible adverse effects and safety risks and preliminary evaluation of efficacy. Phase 3 clinical trials generally involve large numbers of patients at multiple sites, in multiple countries, from several hundred to several thousand subjects, and are designed to provide the data necessary to demonstrate the efficacy of the product for its intended use and its safety in use, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. Phase 3 clinical trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In some instances, FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated intervals based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA and FDA Review Process

Following trial completion, trial data is analyzed to assess safety and efficacy. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive preclinical and clinical testing. The application includes both negative or ambiguous results of preclinical and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be offered for sale in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual product fee for human drugs and an annual establishment fee on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

Once a BLA has been accepted for filing, which occurs, if at all, 60 days after the BLA’s submission, the FDA’s goal is to review BLAs within 10 months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening disease or condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The review process is often significantly extended by FDA requests for additional information or clarification.

After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and effective for its intended use, and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, strength, quality, purity and potency. The FDA may refer applications for novel drug product candidates or drug product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA will likely re-analyze the clinical trial data, which could result in extensive discussions between the FDA and us during the review process. The review and evaluation of a BLA by the FDA is extensive and time consuming and may take longer than originally planned to complete, and we may not receive a timely approval, if at all.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, before approving a BLA, the FDA may also audit data from clinical trials to ensure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

There is no assurance that the FDA will ultimately approve a product for marketing in the United States, and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, severities of allergies, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess the product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific or educational programs must comply with state and federal fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws. The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow an entity to enter into supply contracts, including government contracts. In addition, even if an entity complies with FDA and other regulatory requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, and/or our commercial operations; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping and/or documentation requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, which was part of the Affordable Care Act. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference product and the product can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted 12 years of exclusivity from the time of first licensure of the reference product. The first biological product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting applications under the abbreviated approval pathway for the lesser of one year after the first commercial marketing, 18 months after approval if there is no legal challenge, 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologic’s patents if an application has been submitted, or 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

European Union Drug Development

In the European Union, our product candidates may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, Regulation (EU) No 536/2014 on clinical trials on medicinal products for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. Although the Regulation entered into force on June 16, 2014, it will not be applicable until six months after the full functionality of the IT portal and database envisaged in the Regulation is confirmed. This is not expected to occur until 2019. Until then the Clinical Trials Directive 2001/20/EC will still apply.

Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU Member States where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions, or SUSARs, to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

European Union Drug Review and Approval

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. Marketing Authorizations may be granted either centrally (Community MA) or nationally (National MA).

The Community MA is issued centrally by the European Commission through the Centralized Procedure, based on the opinion of the CHMP of the EMA and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

National MAs are issued nationally by the competent authorities of the Member States of the EEA and only cover their respective territory. National MAs are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States, referred to as the Concerned Member States, or CMSs, for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e. in the RMS and the CMSs).

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Orphan Drugs

In the European Union, Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

∎	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

∎	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a MA application.

If a Community MA in respect of an orphan drug is granted pursuant to Regulation (EC) No 726/2004, regulatory authorities will not, for a period of usually 10 years, accept another application for a MA, or grant a MA or accept an application to extend an existing MA, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, in respect of the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. The exclusivity period may increase to 12 years if, among other things, the MAA includes the results of studies from an agreed pediatric investigation plan. Notwithstanding the foregoing, a MA may be granted, for the same therapeutic indication, to a similar drug if:

∎	the holder of the MA for the original orphan drug has given its consent to the second applicant;

∎	the holder of the MA for the original orphan drug is unable to supply sufficient quantities of the drug; or

∎	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Regulation (EC) No 847/2000 lays down definitions of the concepts ‘similar drug’ and ‘clinical superiority’. Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Other European Regulatory Matters

French Regulatory Framework

In the European Union, the regulation governing clinical trials is currently based on Directive 2001/20/EC of April 4, 2001 relative to the implementation of good clinical practices in the conduct of clinical trials on medicinal products for human use. Each Member State of the European Union had to transpose this Directive into national law, which resulted in Member States adapting it to their own regulatory framework.

In France, for example, Directive No. 2001/20/EC has been implemented by Act Law 2004-806 of August 9, 2004 regarding the public health policy and Decree 2006-477 of April 26, 2006, modifying the section of the Public Health Code, or PHC, on biomedical research. Law No. 2012-300 of March 5, 2012, or the “Loi Jardé,” related to biomedical research involving human subjects, and French Order No. 2016-800 related to clinical trials of medicinal products for human use have recently adapted French law to the new provisions of Regulation No. 536/2014 of the European Parliament and of the Council of April 16, 2014 related to clinical trials of medicinal products for human use, which repealed Directive 2001/20/EC. Law 2004-806 abolishes the prior notification procedure introduced by the Law Huriet-Sérusclat of December 20, 1988. Indeed, Article L. 1121-4 of the PHC, as amended by Law 2004-806, establishes a system of prior authorization. This authorization is granted by the French Medicines Agency, or ANSM, provided that the competent Ethics Committee issued a favorable opinion. All research now requires a prior favorable opinion from an ethics committee. Under Article L. 1123-7 of the PHC, the Ethics

Committee shall assess whether the conditions in which the trial will be conducted are valid. This assessment should be based on whether: adequate protection is offered to individuals, in particular to participants; adequate information is provided to the participants and appropriate procedure is in place to obtain their informed consent; the project is relevant; the benefits/risks assessment is satisfactory; the objectives of the trial are adequate to the means implemented; the qualification of the investigator(s) is satisfactory; the conditions and amount of patients’ remuneration is compliant; and the method for recruiting participants is adequate. The ANSM, after submission of the complete file containing not only information on the clinical protocol, but also specific product data and its quality control, as well as results of preclinical studies, may inform the sponsor that it objects to the implementation of the research. The sponsor can then modify the contents of its research project and submit this amended or supplemented request to the ANSM; this procedure may not, however, be applied more than once. If the sponsor does not alter the content of its request, the request is considered rejected. Under Article R. 1123-38 of the PHC, the time limit for the examination of a request for authorization cannot exceed 60 days from the receipt of the complete file. Finally, under Article L. 1123-11, in the event of risk to public health or if the ANSM considers that the conditions in which the research is implemented no longer correspond to the conditions indicated in the request for authorization or does not comply with the provisions of the Public Health Code, it may at any time request changes to procedures for the realization of research, and suspend or ban this research. The decision of November 24, 2006 sets the rules for Good Clinical Practice, or GCPs, for clinical trials on medicines for human use as referred to in Article L. 1121-3 of the PHC. GCPs aim to ensure both the reliability of data arising from clinical trials and the protection of the persons participating in these clinical trials. GCPs apply to all clinical trials, including pharmacokinetics, bioavailability and bioequivalence studies in healthy volunteers as well as Phase 2 to Phase 4 clinical trials.

Personal data collected during clinical trials should be declared in simplified form to the French Data Protection Agency (Commission Nationale de l’Informatique et des Libertés, or CNIL) pursuant to a reference methodology (MR-001). Patients then have a right to access and rectify this data pursuant to Law 78-17 of January 6, 1978, as amended, on data protection.

The main French legislative and regulatory texts relating to the conduct of clinical trials are as follows (which are mainly codified in the French Public Health Code (Articles L. 1121-1 to L. 1126-12 and Articles R. 1121-1 to R. 1125-26)):

∎	Decree No. 2017/884 of May 9, 2017 modifying regulatory provisions related to research involving human subjects;

∎	Decree No. 2016-1538 of November 16, 2016 on the Unique Agreement for the implementation of commercial clinical trials involving human beings in health care institutions;

∎	Decree No. 2016-1537 of November 16, 2016 related to research involving human beings;

∎	Order No. 2016-800 of June 16, 2016 related to research involving human beings;

∎	Loi Jardé, Law No. 2012-300 of March 5, 2012, related to biomedical research involving human subjects;

∎	Law 2004-806 of August 9, 2004 related to the public health policy;

∎	Decision of December 29, 2015 establishing the rules of Good Manufacturing Practice;

∎	Law 78-17 of January 6, 1978, as amended, on data protection and its implementing decrees;

∎	Law 2002-303 of March 4, 2002 and its implementing decrees regarding patient’s rights and the quality of the healthcare system;

∎	Decision No. 2016-262 of July 21, 2016 concerning the standard methodology for the processing of personal data carried out within the context of clinical trials (standard methodology MR-001);

∎	Decision No. 2016-263 of July 21, 2016 concerning the approval of a standard methodology for processing personal data in the context of research in the field of health, which does not require the express consent of the person involved (methodology MR-003);

∎	Law 2011-2012 of December 29, 2011 strengthening the safety of medicines and health products;

∎	Law 2000-230 of March 13, 2000, Decree 2001-272 of March 30, 2001 as amended, and Decree 2002-535 of April 18, 2002, relating to electronic signatures;

∎	Decree No. 2016-1871 of December 28, 2016 concerning the processing of personal data on the new “National Health Data System” of France; and

∎	Decision of November 24, 2006 establishing the rules for Good Clinical Practice.

Protection of Clinical Trial Subjects

Under French law, a clinical trial may be undertaken only if (i) it is based on the latest stage of scientific knowledge and on sufficient preclinical testing, (ii) the foreseeable risk incurred by the subjects is outweighed by the benefit expected for these persons or the interest of the research, (iii) it aims at expanding scientific knowledge and the means possible to improve the human condition and (iv) the research was designed to reduce the pain, inconveniences, fear and other predictable inconvenience connected to the disease or to the research, by taking into account in particular the degree of maturity of minors and the capacity of understanding of adults unable to express an informed consent. All these conditions must be fulfilled in order to start a clinical trial. A clinical trial may be undertaken under the following technical conditions: (a) under the direction and the supervision of a qualified physician and (b) under adapted material and technical conditions, compatible with the rigorous imperatives of science and the safety of the clinical trial subjects. Two documents must be provided to clinical trial subjects before the conduct of the trial. First, the patient must receive a patient information sheet which must contain in particular a description of the objective, the methodology and the time period of the research, as well as a description of the alternative treatments, the number of subjects expected to take part in the study, the anticipated benefits, the constraints and the foreseeable risks resulting from the administration of the products that are the object of the clinical trials but also the favorable opinion of the ethics committee and the authorization of the ANSM, and information on processing of personal data. The information communicated must be summarized in a written document delivered to the patient prior to any administration of products by the investigator or a physician. Second, the patient must confirm his or her agreement to participate in the clinical study by signing an informed consent form. For each study, patient information must include a right to refuse to participate and to withdraw consent at any time and by any means without further consequences or prejudice. A clinical trial on a minor may be undertaken only if, in particular, the informed consent of the parents or legal representative has been obtained. Furthermore, a clinical trial on adults under guardianship requires the informed consent of the adult’s legal representative.

Declaration of Financial Interests

Act No. 2011-2012 of December 29, 2011, aimed at strengthening the health safety of medicinal and health products, as amended (and its implementing decrees), introduced into French law certain provisions regarding transparency of fees received by some healthcare professionals from industries, i.e. companies manufacturing or marketing health products that are reimbursed under the French social security system (Article L.4113-6 of the French Public Health Code). These provisions have been recently extended and redefined by Decree No. 2016-1939 of December 28, 2016, which clarified French “Sunshine” regulations. The decree notably provides that companies manufacturing or marketing health care products (medicinal products, medical devices, etc.) in France shall publicly disclose (mainly on a specific public website available at: https://www.entreprises-transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to 10 euros or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.). Act No. 2011-2012 also reinforced the French anti-gift rules and Order No. 2017-49 of January 19, 2017 amended the law and expanded the scope of the general prohibition of payments from pharmaceutical and device manufacturers to healthcare professionals. The changes of the anti-gift rules will only enter into force after the publication of implementing measures, which is expected to occur by July 2018.

French Pharmaceutical Company Status

We have the regulated status of pharmaceutical establishment and operating company, which allows us to manufacture and market our product candidates. Obtaining a pharmaceutical establishment license, either as a distributor or as a manufacturer requires the submission of an application dossier to the ANSM. The application package will vary depending on the type of application (distribution license or manufacturing license). The ANSM grants such license after verifying that the company has adequate premises, the necessary personnel and adequate procedures to carry out the proposed pharmaceutical activities.

Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the case of GRASPA, we have entered into distribution arrangements with Orphan Europe and Teva for marketing in Europe and Israel, respectively, and those third parties will be responsible for obtaining coverage and reimbursement for GRASPA in those territories if it is approved. Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursement levels for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

To secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, utilization management and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidates and could have a material adverse effect on our sales, results of operations and financial condition.

For example, the Patient Protection and Affordable Care Act, or ACA, enacted in the United States in March 2010, has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA has expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. Since its enactment there have been judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act of 2017, and in June 2017, a bill titled the Better Care Reconciliation Act of 2017 was released by U.S. Senate Republicans, but was not passed by the full Senate. The prospects for further Congressional action remain uncertain. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. We cannot predict the full impact of the ACA on pharmaceutical companies, as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions, which has not yet occurred.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. Specifically, the Joint Select Committee on Deficit Reduction was created to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013 and which, due to subsequent legislative amendments, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, on January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drug products. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The price of medicines is negotiated with the Economic Committee for Health Products, or CEPS. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Other Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third party payors and patients may expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. The laws that may affect our ability to operate include, among others:

∎	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

∎	federal civil and criminal false claims laws and civil monetary penalty laws, including the federal civil False Claims Act, which impose penalties and provide for civil whistleblower or qui tam actions against individuals and entities for, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

∎	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willingly falsifying, concealing or covering up a material fact or making materially false statements, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items, or services;

∎	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members;

∎	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements on covered entities and their business associates that perform functions or activities that involve HIPAA Protected Health Information on their behalf relating to the privacy, security and transmission of individually identifiable health information; and

∎	State and/or foreign equivalents of each of the above federal laws and regulations, such as: state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and state and/or foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

The ACA broadened the reach of the federal fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain federal criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, for example, significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Employees

At June 30, 2017, we had 92 full-time employees. We consider our labor relations to be positive. At each date shown, we had the following full-time equivalents, broken out by department and geography:

	AT DECEMBER 31,			AT JUNE 30,
	2014	2015	2016	2017
Function:
Research and preclinical development	14	17	21	22
Clinical, medical and regulatory affairs	5	9	17	23
Manufacturing operations	9	14	21	24
Management and administration	15	16	25	23

Total	43	56	84	92

Geography:
France	43	52	76	82
United States	—	4	8	10

Facilities

We lease office and laboratory space, which together consist of approximately 1,800 square meters, in Lyon, France. The lease for this facility expires in June 2024, and we have the ability to terminate the lease early in either June 2019 or June 2021. We believe our current leased space is sufficient to meet our current needs in Europe. In addition, we have an agreement with the American Red Cross that provides us with a production facility in Philadelphia, Pennsylvania. We lease 2,152 square feet of office space in Cambridge, Massachusetts under a lease that expires in 2019. We anticipate leasing additional office and manufacturing space in the United States in connection with the expansion of our clinical trials and preparing for commercialization activities.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of August 31, 2017:

NAME	AGE	POSITION(S)
Executive Officers
Gil Beyen	56	Chief Executive Officer and Chairman of the Board
Eric Soyer	51	Chief Financial Officer and Chief Operating Officer
Jean-Sébastien Cleiftie	44	Chief Business Officer
Iman El-Hariry, M.D., Ph.D. (1)	57	Chief Medical Officer
Alexander Scheer, Ph.D.	55	Chief Scientific Officer
Jérôme Bailly, Pharm.D.	38	Vice President and Director of Pharmaceutical Operations and Qualified Person

Non-Employee Directors
Sven Andréasson (2)(3)(4)	64	Director
Philippe Archinard, Ph.D. (2)(3)(5)	57	Director
Allene Diaz (3)(5)	53	Director
Luc Dochez, Pharm.D. (2)(5)	42	Director
Martine Ortin George, M.D. (5)	69	Director
Hilde Windels (2)(6)	51	Director

(1)	Employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc.

(2)	Member of the audit committee.

(3)	Member of the remunerations and appointment committee.

(4)	As representative of Galenos SPRL, the legal entity that holds this board seat.

(5)	Member of the clinical strategy committee.

(6)	As representative of BVBA Hilde Windels, the legal entity that hold this board seat.

Executive Officers

Gil Beyen has served as our Chief Executive Officer since May 2013 and Chairman of the Board since August 2013. Prior to his appointment as Chief Executive Officer, he assisted our company in a consulting role as of 2012 and also served as Chairman of our supervisory board from August 2012 until May 2013. Between 2000 and 2013, Mr. Beyen was Chief Executive Officer and director of TiGenix, a company he co-founded. He previously served as the head of the Life Sciences division of Arthur D. Little, an international management consulting firm, in Brussels. Mr. Beyen received an M.S. in Bioengineering from the University of Leuven (Belgium) and an M.B.A. from the University of Chicago.

Eric Soyer has served as our Chief Financial Officer and Chief Operating Officer since September 2015. Prior to his appointment as our Chief Financial Officer, he served for eight years as Chief Financial Officer of EDAP TMS S.A., a French therapeutic ultrasound company. He also was Managing Director of the French affiliate of EDAP TMS from May 2012 to August 2015, and previously was EDAP TMS’s Executive Vice President of Finance, Human Resources and Administration from December 2006 to May 2012. From 2005 to 2006, he served as Chief Financial Officer for Medica, a company operating nursing homes and post-care clinics throughout France and Italy. From 1999 to 2005, he served in various positions of increasing responsibility for April Group, an insurance services company. He has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Mr. Soyer graduated from the ESC Clermont School of Management (France) and holds an M.B.A. from the University of Kansas and an Executive M.B.A. from the HEC Paris School of Management (France).

Jean-Sébastien Cleiftie has served as our Chief Business Officer since October 2016. Prior to joining us, he served as Associate Vice-President, Global Business Development & Licensing at Sanofi in Paris, France from October 2010 to August 2016. Prior to joining Sanofi, Mr. Cleiftie served as a principal at Innoven Partners, a European venture capital firm focused on investments in the healthcare and information technology industries in Europe and the

United States, from February 2004 to October 2010. From 1997 to 1999, Mr. Cleiftie was a research scientist with Aventis (now Sanofi) in the fields of immunotherapy and gene therapy for cancer. Mr. Cleiftie holds an M.S. in Biological & Medical Sciences and an M.S. in Immunology from the University of Paris V, and received his M.B.A from Cornell University.

Iman El-Hariry, M.D., Ph.D. has served as our Chief Medical Officer and employee of our wholly-owned U.S. subsidiary, ERYTECH Pharma, Inc., since June 2015. Prior to her appointment as Chief Medical Officer, she served as President of Azure Oncology Consulting from July 2014 to June 2015 and also assisted us in a consulting role from November 2014 to June 2015. Dr. El-Hariry served as Vice President of Clinical Research at Synta Pharmaceuticals from November 2010 to July 2014 and as Global Head of Oncology at Astellas Pharma, Inc. from June 2009 to July 2010. From 2001 to 2009, she served as Director of Clinical Development, Oncology at Glaxo Smith Kline. Dr. El-Hariry is a licensed oncologist with an M.D. from Alexandria Medical School (Egypt) and a Ph.D. in Cancer Research from Imperial College of Science and Medicine (United Kingdom).

Alexander Scheer, Ph.D. has served as our Chief Scientific Officer since October 2016. Prior to joining us, he served as the Head of Research at Pierre Fabre Laboratories, a pharmaceutical company, in France from 2014 to 2016, and also served as a Deputy Head of Research at Pierre Fabre from 2012 to 2014. Prior to joining Pierre Fabre, Dr. Scheer served as a Director, Global Research Informatics & Knowledge Management R&D and Project Leader, Neglected Diseases at Merck Serono in Switzerland from 2007 to 2012. From 2001 to 2007, Dr. Scheer served as Head of Molecular Screening and Cellular Pharmacology Department, Group Leader of Biochemical Pharmacology and Research Scientist at Merck Serono. Dr. Scheer holds a B.Sc. in Natural Sciences and M.Sc. in Chemistry, both from the University of Gottingen (Germany), and a Ph.D. in Chemistry and Biochemistry from the German Cancer Research Center.

Jérôme Bailly, Pharm.D. has served as our Qualified Person since December 2011, as our Director of Pharmaceutical Operations since 2007 and as a Vice President and Directeur Général Délégué, or Deputy General Manager, since 2017. Prior to 2007, he was the Director of QA/Production at Skyepharma and Laboratoire Aguettant. Dr. Bailly holds a Pharm.D. and a degree in Chemical Engineering, specializing in Biopharmaceutical Engineering and Cellular Production from École Polytechnique de Montréal (Canada).

Non-Employee Directors

Sven Andréasson has served as a member of our board of directors since 2013 and has served as representative of Galenos SPRL, the legal entity that holds this board seat, since 2014. He also served as a member of our supervisory board from 2009 to May 2013. Mr. Andréasson has served as Senior Vice President, Corporate Development for Novavax, Inc., a pharmaceutical company, since June 2014. From 2012 to 2013, he served as Chief Executive Officer of Isconova AB, a leading international vaccine adjuvant company acquired by Novavax in 2013, currently operating as Novavax AB. Prior to his role at Novavax AB, he served as Chief Executive Officer of Beta-Cell N.V. from 2008 to 2012 and as Chief Executive Officer of Active Biotech AB from 1999 to 2008. Mr. Andréasson spent a number of years in roles at Pharmacia Corporation (merged with Pfizer Inc.), including President of Pharmacia SA, France, President of KabiPharmacia International and President of Pharmacia Arzneimittel GmbH. Mr. Andréasson received his B.S. in Business Administration and Economics from the Stockholm School of Economics (Sweden).

Philippe Archinard, Ph.D. has served as a member of our board of directors since 2013. Dr. Archinard was appointed General Manager, Chief Executive Officer and director of Transgene in December 2004, after spending 15 years in various senior positions with bioMérieux, a multinational biotechnology company, including directing its U.S. subsidiary. He has served as a member of bioMérieux’s board of directors since 2005. He also serves as Chief Executive Officer of Innogenetics N.V., a position he has held since March 2000. Dr. Archinard is a chemical engineer, holds a Ph.D. in biochemistry from the University of Lyon (France), and completed Harvard Business School’s Program of Management PMD.

Allene Diaz has served as a member of our board of directors since 2017. She currently serves as Senior Vice President, Global Commercial Development at TESARO, Inc., a biopharmaceutical company, a position she has held since May 2015. Prior to joining TESARO, Ms. Diaz served as Senior Vice President, Managed Markets at EMD Serono, an affiliate of Merck KGaA, Darmstadt, Germany, from October 2013 to May 2015. Previously from June

2008 to October 2013, Ms. Diaz also held the positions of Senior Vice President, Head of Oncology Commercial, U.S. and Vice President, Oncology Marketing at EMD Serono, where she oversaw the commercial pre-launch efforts for EMD Serono’s oncology products. Ms. Diaz has held executive, management and/or line positions at other companies including Amylin Pharmaceuticals, Cancervax Corporation, Biogen Idec, Pfizer Inc. and Parke-Davis Pharmaceuticals. Ms. Diaz received her B.Sc. from Florida State University. She has also attended executive education programs at the London School of Business and Finance, University of Michigan School of Business, China Europe International Business School (Shanghai, China), Stanford University School of Business and INSEAD (Fontainebleau, France).

Luc Dochez, Pharm.D. has served as a member of our board of directors since 2015. He serves as Chief Executive Officer of Tusk Therapeutics N.V. and Ltd., a private company focused on developing novel immuno-oncology products. Mr. Dochez has over 15 years of experience in the biotechnology industry. He served as the Chief Business Officer and Senior Vice President of Business Development of Prosensa Holding N.V., a biotechnology company, from November 2008 until its acquisition by BioMarin Pharmaceutical Inc. in January 2015. Before joining Prosensa, he served as Vice President of Business Development at TiGenix, Director Business Development at Methexis Genomics, and a consultant at Arthur D. Little. Mr. Dochez holds a Pharm.D. degree and a postgraduate degree in business economics from the University of Leuven (Belgium) and an M.B.A. degree from Vlerick Management School (Belgium).

Martine Ortin George, M.D. has served as a member of our board of directors since 2014. She currently serves as principal and senior executive consultant-life sciences for Global Development Inc. Dr. George most recently held the position of Vice President in charge of Global Medical Affairs for Oncology at Pfizer Inc. from 2010 to 2015. Previously, Dr. George held the positions of Senior Vice President and Chief Medical Officer at GPC Biotech and Senior Vice President, Head of the Oncology Department at Johnson & Johnson. She is a qualified gynecologist and oncologist, trained in France and in Montreal. Dr. George began her career as Chief of Service at the Institut Gustave Roussy (France), was a visiting professor at the Memorial Sloan Kettering Cancer Center, and then held positions of increasing responsibility at Lederle Laboratories (a predecessor company to Pfizer Inc.), Sandoz (now a division of Novartis AG) and Rhône-Poulenc Rorer (today part of Sanofi).

Hilde Windels has served as a member of our board of directors since 2014 and has served as the representative of BVBA Hilde Windels, the legal entity that holds this seat, since 2017. She serves as Chief Executive Officer, ad interim, of Biocartis, a molecular diagnostics company based in Belgium. Ms. Windels served as Chief Financial Officer of Devgen from 1999 to 2008 and as a member of its board of directors from 2001 to 2008. From early 2009 to mid-2011, she worked as an independent chief financial officer for several private biotechnology companies and served as a director of MDxHealth from June 2010 until August 2011. She holds a degree in Economics from the University of Leuven (Belgium).

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Until May 2013, our company had a two-tier corporate governance system: an executive board was responsible for managing the company and a supervisory board oversaw and advised the executive board. We have now established a board of directors. Our board of directors currently consists of seven members, less than a majority of whom are citizens or residents of the United States. As permitted by French law, two of our directors, Galenos SPRL and BVBA Hilde Windels, are legal entities. Each of these entities has designated an individual, Sven Andréasson and Hilde Windels, respectively, to represent it and to act on its behalf at meetings of our board of directors. These representatives have the same responsibilities to us and to our shareholders as he or she would have if he or she had been elected to our board of directors in his or her individual capacity.

Under French law and our bylaws, our board of directors must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of merger. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void. Within these limits, the number of directors is determined by our shareholders. Directors are appointed, reappointed to their position, or removed by the company’s ordinary general meeting, and in particular, any appointment which remedies a violation of the 40% limit must be ratified by our shareholders at the next ordinary general meeting. Their term of office, in accordance with our bylaws, is three years. Directors chosen or appointed to fill a vacancy must be elected by our board of directors for the remaining duration of the current term of the vacant director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be comprised of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors of the board and the expiration dates of their current term.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR
Gil Beyen	Chairman	2013	2019
Galenos SPRL represented by Sven Andréasson (1)	Director	2014	2019
Philippe Archinard	Director	2013	2019
Allene Diaz (2)	Director	2017	2020
Luc Dochez	Director	2015	2019
Martine Ortin George	Director	2014	2020
BVBA Hilde Windels represented by Hilde Windels (3)	Director	2017	2020

(1)	Galenos SPRL has designated an individual, Sven Andréasson, to represent it and to act on its behalf at meetings of our board of directors. Mr. Andréasson previously served as a member of our board from 2013 to 2014. Galenos SPRL is a company controlled by Mr. Andréasson.
(2)	Ms. Diaz was initially appointed to our board of directors as a non-voting member (censeur) in September 2016 and was subsequently appointed by our board of directors as a voting board member of the board in January 2017. Her appointment was ratified by our shareholders at our combined general meeting in June 2017.

(3)	BVBA Hilde Windels was appointed as a director by our shareholders at our combined general meeting in June 2017. BVBA Hilde Windels has designated an individual, Hilde Windels, to represent it and to act on its behalf at meetings of our board of directors. She served as a member of the board of directors in her individual capacity from 2014 to 2017. BVBA Hilde Windels is a company controlled by Ms. Windels.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the Nasdaq Global Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that all of our directors, except for Mr. Beyen, qualify as “independent directors” as defined under applicable rules of the Nasdaq Global Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, examines our balance sheet commitments and risks and the relevance of risk monitoring procedures. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq corporate governance listing standards. However, the corporate governance standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. We intend to rely on these exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, which would otherwise require that (1) a majority of our board of directors consist of independent directors; (2) we establish a nominating and corporate governance committee; and (3) our remuneration committee be composed entirely of independent directors.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock be at least 33 1/3% of the outstanding shares of the company’s voting stock. Consistent with French law, our bylaws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares.”

Board Committees

The board of directors has established an audit committee and a remuneration and appointments committee, which operate pursuant to rules of procedure adopted by our board of directors. The board of directors has also established a clinical strategy committee, which is responsible for analyzing and reviewing our clinical and regulatory strategy. Subject to available exemptions, the composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Market and SEC rules and regulations.

In accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee. Our audit committee assists our board of directors in its oversight of our corporate accounting and financial reporting and submits the selection of our statutory auditors, their remuneration and independence for approval. Mr. Andréasson, Dr. Archinard, Ms. Windels and Mr. Dochez currently serve on our audit committee. Ms. Windels is the chairperson of our audit committee. Our board has determined that each of Mr. Andréasson, Dr. Archinard, Ms. Windels and Mr. Dochez is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Windels is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members qualifies as financially sophisticated under the applicable exchange listing rules. The principal responsibility of our audit committee is to monitor the existence and efficacy of the company’s financial audit and risk control procedures on an ongoing basis.

Our board of directors has specifically assigned the following duties to the audit committee:

∎	examining the corporate and consolidated annual and interim financial statements;

∎	validating the relevance of the company’s accounting methods and choices;

∎	verifying the relevance of financial information published by the company;

∎	ensuring the implementation of internal control procedures;

∎	verifying the correct operation of internal controls with the assistance of internal quality audits;

∎	examining the schedule of work for internal and external audits;

∎	examining any subject likely to have a significant financial and accounting impact;

∎	examining the state of significant disputes;

∎	examining off-balance sheet commitments and risks;

∎	examining the relevance of risk monitoring procedures;

∎	establishing and overseeing procedures for the treatment of complaints or submissions identifying concerns regarding accounting, internal accounting controls, or auditing matters;

∎	examining any regulated agreements;

∎	directing the selection of statutory auditors, their remuneration, and ensuring their independence;

∎	ensuring proper performance of the statutory auditors’ mission; and

∎	establishing the rules for the use of statutory auditors for work other than auditing of the accounts and verifying the correct execution thereof.

Remuneration and Appointments Committee. Mr. Andréasson, Dr. Archinard and Ms. Diaz currently serve on our remuneration and appointments committee. Dr. Archinard is the chairperson of our remuneration and appointments committee.

Our board of directors has specifically assigned the following duties to the remuneration and appointments committee:

∎	formulating recommendations and proposals concerning (i) the various elements of the remuneration, pension and health insurance plans for executive officers and directors, (ii) the procedures for establishing the terms and conditions for setting the variable portion of their remunerations, and (iii) a general policy for awarding share warrants and founder’s warrants;

∎	examining the amount of attendance fees and the system for distributing such fees amongst the directors, taking into account their dedication and the tasks performed within the board of directors;

∎	advising and assisting the board of directors as necessary in the selection of senior executives and the establishment of their remuneration;

∎	assessing any increases in capital reserved for employees;

∎	assisting the board of directors in the selection and recruitment of new directors;

∎	ensuring the implementation of structures and procedures to allow the application of good governance practices within the company;

∎	preventing conflicts of interest within the board of directors; and

∎	implementing the procedure for evaluating the board of directors.

Code of Business Conduct and Ethics

In connection with the global offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the closing of the global offering, the Code of Conduct will be available on our website at www.erytech.com. The audit committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Executive Officers

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2016 was €1.4 million. For the year ended December 31, 2016, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or executive officers.

Director Compensation

At our combined general meetings of shareholders held on June 24, 2016 and June 27, 2017, shareholders set the total annual attendance fees (jetons de présence) to be distributed among non-employee directors at €240,000 and €280,000, respectively. The following table sets forth information regarding the compensation earned by our non-employee directors for service on our board of directors during the year ended December 31, 2016.

NAME	FEES EARNED (€)	WARRANTS (€)	TOTAL (€)
Galenos SPRL	46,000	39,690	85,690
Philippe Archinard	46,000	39,690	85,690
Martine Ortin George	30,000	39,690	69,690
Hilde Windels	34,000	39,690	73,690
Luc Dochez	28,000	39,690	67,690

Executive Director Compensation

The following table sets forth information regarding compensation earned by Gil Beyen, our Chairman and Chief Executive Officer, and by Jérôme Bailly, our Vice President and Director of Pharmaceutical Operations and Qualified Person, during the year ended December 31, 2016.

NAME AND PRINCIPAL POSITION	SALARY (€)		BONUS (€)		EQUITY AWARDS (€)		ALL OTHER COMPENSATION (€)		TOTAL (€)
Gil Beyen Chief Executive Officer and Chairman of the Board	276,000	(1)	135,000	(2)	192,491	(3)	7,899	(4)	611,390
Jérôme Bailly Vice President and Director of Pharmaceutical Operations and Qualified Person	130,000	(1)	9,000	(2)	255,746	(5)	24,720	(6)	419,466

(1)	Reflects gross remuneration before taxes.
(2)	Reflects compensation received for achievement of strategic goals related to (i) the advancement of clinical trials with eryaspase, (ii) the advancement of other development programs and (iii) building the organization and securing additional financing.
(3)	Reflects €192,491 for the valuation of 21,999 performance shares granted during the year ended December 31, 2016.
(4)	Reflects vehicle rental, gas cards and an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(5)	Reflects (i) €159,487 for the valuation of 1,600 warrants granted during the year ended December 31, 2016 and (ii) €96,259 for the valuation of 11,001 free shares granted during the year ended December 31, 2016.
(6)	Reflects (i) gross remuneration before taxes of €21,000 for exceptional compensation and vehicle lease and (ii) €3,720 for gas cards and an unemployment insurance policy with Garantie Sociale de Chefs et Dirigeants d’Enterprise.

Executive Compensation Arrangements and Change of Control and Severance Benefits

For a discussion of our employment arrangements with our executive officers, see the section of this prospectus titled “Certain Relationships and Related Person Transactions—Arrangements with Our Directors and Executive Officers.” Except for the arrangements described in such section, there are no arrangements or understanding between us and any of our other executive officers that provide for benefits upon termination of their employment, other than as required by applicable law.

Limitations on Liability and Indemnification Matters

Under French law, provisions of bylaws that limit the liability of directors are ineffective. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We have liability insurance for our directors and officers, and intend to obtain insurance coverage for liability under the Securities Act. We also intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Equity Incentives

We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our directors, executive officers, employees and other service providers, including:

∎	founder’s share warrants (otherwise known as bons de souscription de parts de créateurs d’entreprise, or BSPCE), which are granted to our officers and employees;

∎	share warrants (otherwise known as bons de souscription d’actions, or BSA), which have historically only been granted to non-employee directors;
∎	restricted, or free, shares (otherwise known as actions gratuites); and

∎	stock options (otherwise known as options de souscription et/ou dachat d’actions).

Our board of directors’ authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can grant share warrants (BSA) for up to 18 months, and restricted (free) shares and stock options for up to 38 months from the date of the applicable shareholders’ approval. The authority of our board of directors to grant equity incentives may be extended or increased only by extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

We have four share-based compensation plans for our executive officers, non-employee directors and employees, the 2012 Plan, the 2014 Plan, the 2016 Plan and the 2017 Plan. In general, founder’s share warrants and share warrants no longer continue to vest following termination of the employment, office or service of the holder and all vested shares must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants.

As of June 30, 2017, employee warrants, non-employee warrants, employee stock options and free shares were outstanding allowing for the purchase of an aggregate of 825,527 ordinary shares at a weighted average exercise price of €10.2563 ($11.7035) per ordinary share based on the exchange rate in effect as of such date (this weighted average exercise price does not include 209,388 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

Founder’s Share Warrants (BSPCE)

Founder’s share warrants have traditionally been granted to certain of our employees who were French tax residents because the warrants carry favorable tax and social security treatment for French tax residents. Similar to options, founder’s share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

We have issued two types of founder’s share warrants as follows:

Plan Title	BSPCE 2014	BSPCE 2012
Meeting date	April 2, 2013	May 21, 2012
Dates of allocation	January 22, 2014 June 23, 2015 May 6, 2016	May 31, 2012 July 18, 2013 July 17, 2014
Total number of BSPCEs authorized	19,500 (1)	33,787
Total number of BSPCEs granted	18,410 (2)	33,787
Start date for the exercise of the BSPCEs	For senior management, one-third was vested in T2 2015 and two-thirds were vested in T2 2016; for other employees, immediately upon each grant except for 6,500 BSPCE2014 which could not be exercised before July 1, 2017	From May to July 2012, 2013 and 2014
BSPCE expiry date	January 22, 2024	May 20, 2020
BSPCE exercise price per share	€12.250	€7.362
Number of shares subscribed as of June 30, 2017	9,600	168,110
Total number of BSPCEs granted but not exercised as of June 30, 2017	17,450	16,976
Total number of shares available for subscription as of June 30, 2017	174,500	169,760
Maximum number of new shares that can be issued	174,500	169,760

(1)	22,500 BSPCE2014 were originally allocated by the board of directors on January 22, 2014. On December 4, 2014, the board of directors approved the conversion of 3,000 BSPCE2014 into 3,000 BSA2014.
(2)	Excludes 1,000 BSPCE initially allocated to Yann Godfrin which were forfeited following his resignation in January 2016 and 90 BSPCE allocated to a former employee which were forfeited.

Our shareholders, or pursuant to delegations granted by our shareholders, our board of directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the founder’s share warrants to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the founder’s share warrants, including the period of their exercisability and their vesting schedule. However, notwithstanding any shareholder authorization, under applicable law, we are no longer eligible to issue any further founders’ share warrants (BSPCE).

Share Warrants (BSA)

Share warrants have historically only been granted to our non-employee directors. Similar to options, share warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. However, unlike options, the exercise price per share is fixed as of the date of implementation of the plans pursuant to which the warrants may be granted, rather than as of the date of grant of the individual warrants.

We have issued four types of share warrants as follows:

Plan title	BSA 2017	BSA 2016	BSA 2014	BSA 2012
Meeting date	June 27, 2017	June 24, 2016	April 2, 2013	May 21, 2012
Dates of allocation	June 27, 2017	October 3, 2016 January 8, 2017	June 23, 2015	May 31, 2012 August 3, 2012 July 18, 2013 July 17, 2014 April 29, 2015
				August 31, 2015
Total number of BSAs authorized	55,000	60,000	3,000(1)	11,263
Total number of BSAs granted	55,000	60,000	3,000	10,760
Start date for the exercise of the BSAs	(5)	(2)	One-third vested in T2 2015 and two-thirds vested in T2 2016 for senior management	From May to July 2012, 2013, 2014 and 2015
BSA expiry date	(6)	(3)	January 22, 2024	May 20, 2020
BSA exercise price per share	€26.47	(4)	€12.25	€7.362
Number of shares subscribed as of June 30, 2017	0	0	1,000	67,420
Total number of BSAs granted but not exercised as of June 30, 2017	0	60,000	2,900	4,018
Total number of shares available for subscription as of June 30, 2017	0	0	29,000	40,180
Maximum number of new shares that can be issued	55,000	60,000	29,000	40,180

(1)	Reflects conversion of 3,000 BSPCE2014 into 3,000 BSA2014 pursuant to a decision of the board of directors on December 4, 2014.
(2)	For the 45,000 BSA2016 granted on October 3, 2016, half can be exercised as from October 4, 2017. The remainder can be exercised as from October 4, 2018. For the 15,000 BSA2016 granted on January 8, 2017, one-third can be exercised as from January 8, 2018, one-third as from January 8, 2019 and the remainder as from January 8, 2020.
(3)	October 3, 2021 for the 45,000 BSA granted on October 3, 2016. January 8, 2022 for the 15,000 BSA granted on January 8, 2017.
(4)	€18.52 for the 45,000 BSA granted on October 3, 2016. €13.60 for the 15,000 BSA granted on January 8, 2017.
(5)	Approximately one-third can be exercised as from June 27, 2018, approximately one-third can be exercised as from June 27, 2019 and the remainder can be exercised as from June 27, 2020.
(6)	June 27, 2022.

Our shareholders, or pursuant to delegations granted by our shareholders, our board of directors, determines the recipients of the warrants, the dates of grant, the number and exercise price of the share warrants to be granted, the number of shares issuable upon exercise and certain other terms and conditions of the share warrants, including the period of their exercisability and their vesting schedule.

Free Shares (AGA)

Under our 2016 Free Share Plan, which was adopted by our board of directors on October 3, 2016, we have granted free shares to certain of our employees and officers.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman and our Chief Executive Officer. However, no free share may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant. The maximum number of shares that may be granted or issued under the 2016 Free Share Plan is 250,000. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as at the date of grant of the free shares (30% if the allocation benefits all employees).

Our board of directors has the authority to administer the 2016 Free Share Plan. Subject to the terms of the 2016 Free Share Plan, our board of directors determines the recipients, the dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period (starting on the grant date, during which the beneficiary holds a right to acquire shares for free but has not yet acquired any shares) and holding period (starting when the shares are issued and definitively acquired but may not be transferred by the recipient) within the limits determined by the shareholders. Our shareholders have determined that the vesting period should be set by the board of directors and should not be less than one year from the date of grant and that the optimal holding period should be set by the board of directors. From the beginning of the vesting period, the cumulated vesting and holding period should not be less than two years.

The board of directors has the authority to modify awards outstanding under our 2016 Free Share Plan, subject to the consent of the beneficiary for any modification adverse to such beneficiary. For example, the board has the authority to release a beneficiary from the continued service condition during the vesting period after the termination of the employment.

The free shares granted under our 2016 Free Share Plan will be definitively acquired at the end of the vesting period as set by our board of directors subject to continued service during the vesting period, except if the board releases a given beneficiary from this condition upon termination of his or her employment contract. At the end of the vesting period, the beneficiary will be the owner of the shares. However, the shares may not be sold, transferred or pledged during the holding period. In the event of disability before the end of the vesting period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the vesting period, the free shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

In 2016, the board granted an aggregate of 111,261 free shares under the 2016 Free Share Plan which will vest as follows:

			HOLDING PERIOD
	NUMBER OF FREE SHARES	VESTING PERIOD	FOR NON- CORPORATE OFFICERS	FOR CORPORATE OFFICERS		EXERCISABLE (SUBJECT TO PERFORMANCE CONDITIONS)
AGA Tranche 1	37,087	One year	One year	One year	10% of the cumulated free shares until termination of office	October 3, 2018
AGA Tranche 2	37,087	Two years	None			October 3, 2018
AGA Tranche 3	37,087	Three years	None			October 3, 2019

As of December 31, 2016, 111,261 free shares granted under the 2016 Free Share Plan were acquired on October 3, 2016 and are under the holding period of one year, of which 59,001 free shares are held by our directors and officers.

On January 8, 2017, our board of directors granted an additional aggregate of 15,000 free shares under the 2016 Free Share Plan to Alexander Scheer, which will vest in three tranches of 5,000 free shares, on January 8, 2018, January 8, 2019 and January 8, 2020.

On June 27, 2017, our Chief Executive Officer and Chairman granted an additional aggregate of 8,652 free shares under the 2016 Free Share Plan to certain employees.

On June 27, 2017, our board of directors adopted the 2017 Free Share Plan and granted 45,000 free shares to certain employees. On the same date, our Chief Executive Officer and Chairman granted 29,475 free shares to certain employees. The free shares will vest in three equal tranches, on June 27, 2018, June 27, 2019 and

June 27, 2020.

Stock Options (SO)

On October 3, 2016, our board of directors adopted our 2016 Stock Option Plan which will expire on October 3, 2026. Stock options issued pursuant to the 2016 Stock Option Plan provide the holder with the right to purchase a specified number of ordinary shares from us at a fixed exercise price payable at the time the stock option is exercised, as determined by our board of directors. The 2016 Stock Option Plan generally provides that the exercise price for any stock option will be no less than 95% of the average of the closing sales prices per ordinary share during the 20 market trading days prior to the day of the board of directors’ decision to grant the options. The maximum number of ordinary shares subject to stock options issued is 250,000 ordinary shares under the 2016 Stock Option Plan. Incentive stock options and non-statutory stock options may be granted under the 2016 Stock Option Plan.

Stock options may be granted to any individual employed by us or by any affiliated company. Stock options may also be granted to our Chairman, our general manager and to our deputy general managers. In addition, incentive stock options may not be granted to owners of shares possessing 10% or more of the share capital of the company.

Our board of directors has the authority to administer and interpret the 2016 Stock Option Plan. Subject to the terms and conditions of the 2016 Stock Option Plan, our board of directors determines the recipients, dates of grant, exercise price, number of stock options to be granted and the terms and conditions of the stock options, including the length of their vesting schedules. Our board of directors is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the 2016 Stock Option Plan will generally be 10 years from the date of grant. Further, stock options will generally terminate on the earlier of when the beneficiary ceases to be an employee of our company or upon certain transactions involving our company.

The board of directors has the authority to modify awards outstanding under our 2016 Stock Option Plan, subject to the written consent of the beneficiary for any modification adverse to such beneficiary. For example, the board or directors has the authority to extend a post-termination exercise period.

Stock options granted under the 2016 Stock Option Plan generally may not be sold, transferred or pledged in any manner other than by will or by the laws of descent or distribution. In the event of disability, unless otherwise resolved by our board of directors, the beneficiary’s right to exercise the vested portion of his or her stock option generally terminates six months after the last day of such beneficiary’s service, but in any event no later than the expiration of the maximum term of the applicable stock options. In the event the beneficiary dies during the vesting period, then, unless otherwise resolved by our board of directors, the beneficiary’s estate or any recipient by inheritance or bequest may exercise any portion of the stock option vested at the time of the beneficiary’s death within the six months following the date of death, but in any event no later than the expiration of the maximum term of the applicable stock options.

As of December 31, 2016, a maximum of 250,000 stock options may be issued under the 2016 Stock Option Plan. This figure includes 44,499 stock options granted under the 2016 Stock Option Plan on October 3, 2016 with an exercise price of €18.520 per ordinary share, of which 21,999 were granted to certain of our directors and executive officers.

On January 8, 2017, our Chief Executive Officer and Chairman granted 3,000 stock options to certain employees with an exercise price of €15.65 per ordinary share.

On June 27, 2017, our board of directors adopted the 2017 Stock Option Plan and granted 12,000 stock options to certain employees. On the same date, our Chief Executive Officer and Chairman granted 10,200 stock options to certain employees with an exercise price of €26.47 per ordinary share. On June 27, 2017, our Chief Executive Officer and Chairman granted 18,000 stock options under the 2016 Stock Option Plan to certain employees with an exercise price of €26.47 per ordinary share.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2014, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Transactions with Our Principal Shareholders

December 2015 Offering

In December 2015, we issued an aggregate of 940,000 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €27.00 per share for a total aggregate purchase price of €25.4 million. Baker Brothers Advisors LP, a holder of more than 5% of our outstanding voting securities, purchased 90,678 ordinary shares in the offering for an aggregate purchase price of €2,448,306. No other securities were purchased in the offering by our executive officers, directors or a holder of more than 5% of our outstanding voting securities.

December 2016 Offering

In December 2016, we issued an aggregate of 793,877 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €12.50 per share for a total aggregate purchase price of €9.9 million. Baker Brothers Advisors LP, a holder of more than 5% of our outstanding voting securities, purchased 78,000 ordinary shares in the offering for an aggregate purchase price of €975,000. No other securities were purchased in the offering by our executive officers, directors or a holder of more than 5% of our outstanding voting securities.

April 2017 Offering

In April 2017, we issued an aggregate of 3,000,000 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €23.50 per share for a total aggregate purchase price of €70.5 million. Baker Brothers Advisors LP, a holder of more than 5% of our outstanding voting securities, purchased 462,000 ordinary shares in the offering for an aggregate purchase price of €10.9 million. No other securities were purchased in the offering by our executive officers, directors or a holder of more than 5% of our outstanding voting securities.

Arrangements with our Directors and Executive Officers

Severance Pay

On May 24, 2013, the board of directors approved terms for severance pay to be awarded under certain conditions to our then-executive officers: Gil Beyen, Pierre-Olivier Goineau and Yann Godfrin. Mr. Goineau resigned effective January 11, 2015 and Dr. Godfrin resigned effective January 18, 2016. The agreement provided that, in the event of expiration of the executive’s term of office (except where renewal is rejected by the executive) or in the event of revocation (unless the executive has been revoked for gross negligence or willful misconduct as that term is defined by the labour chamber of the French Supreme Court), the executive is entitled to severance equal to 12 times the average of monthly remuneration (bonuses included) received during the 12 months preceding the revocation decision or the expiration of the executive’s term of office. The payment of the compensation shall be subject to the performance of the following conditions: (i) respect of our company’s budget and expenditures and (ii) at least one of the following conditions: (a) an agreement of collaboration or a current license, and (b) one product in an active phase of clinical development by the company. No related expense has been recorded to date.

Profit-Sharing Agreement

On November 29, 2013, we implemented a profit-sharing agreement covering the period from January 1, 2014 to December 31, 2016 for the benefit of certain employees and for the benefit of Messrs. Beyen and Goineau and Dr. Godfrin. Mr. Goineau resigned effective January 11, 2015 and Dr. Godfrin resigned effective January 18, 2016. They are no longer participants in such plan. Under the terms of the agreement, a percentage of each executive’s gross annual remuneration at December 31 of each year is distributed (i) to the executive’s beneficiaries (subject to certain ceilings) and (ii) upon completion of certain performance objectives. The profit-sharing percentage of the gross annual remuneration was set at 2.5% for 2014 and was subsequently increased to 4% in 2015 and to 5% in 2016.

Employment Agreements with Eric Soyer, Jean-Sebastien Cleiftie and Alexander Scheer

In September 2015, October 2016, and November 2016, respectively, we entered into employment agreements with Messrs. Soyer, Cleiftie and Scheer. Each employment agreement provides for an annual base salary and variable compensation in amounts ranging from 30% to 35% of the executive’s current base salaries, based upon achievement of specified performance objectives. These employment agreements also provide for severance pay in specified situations. In the event of the executive’s termination in the absence of gross negligence or willful misconduct, the executive will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year such executive has worked for us, up to a maximum of 12 months’ base salary in total, including any additional indemnity as provided for by French law. In connection with a change of control of our company, if the executive is terminated in the absence of gross negligence or willful misconduct or resigns pursuant to suffering a diminution of the executive’s job duties, or in the event of a mutually agreed termination (rupture conventionnelle) under French law, such executive will be entitled to an amount equal to 12 times the average of monthly remuneration, including bonuses, received during the 12 months preceding the termination. If a change of control of our company occurs within 24 months of the granting of bonus shares, such executive will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares, in the context of this change of control. These agreements also provide for a 12-month non-compete clause (18 months in the case of Mr. Soyer), whereby the executive is entitled to an amount equal to 33% of his average monthly remuneration over the last three months (12 months in the case of Mr. Soyer).

Employment Agreement with Iman El-Hariry

In June 2015, our U.S. subsidiary, ERYTECH Pharma, Inc., entered into an employment agreement with Dr. El-Hariry that provides for an annual base salary and variable compensation in an amount up to 35% of her base salary, based upon achievement of specified performance objectives. The agreement also provides for severance pay in specified situations. In the event of Dr. El-Hariry’s termination without cause (as defined in Dr. El-Hariry’s employment agreement), she will be entitled to an amount equal to six months’ base salary, plus an additional three months’ base salary for each full year she has worked for us, up to a maximum of 12 months’ base salary in total. If Dr. El-Hariry resigns as a result of (i) a diminution of her job duties, (ii) a change in reporting or (iii) a relocation, she will be entitled to an amount up to 12 months’ base salary compensation depending upon the length of her employment with us. In connection with a change of control, if Dr. El-Hariry is terminated within 12 months (a) by us, (b) by mutual agreement or (c) by her decision to resign after receiving an offer that is not at least equivalent to her position prior to the change in control, she will be entitled to a lump sum payment equal to one year’s salary plus bonus (under the condition that she would not be eligible for the other severance benefits described above). Upon termination for any reason, our company may request Dr. El-Hariry to execute a non-competition agreement for a period of 12 months, whereby Dr. El-Hariry will be entitled to severance pay.

Employment Agreement with Jérôme Bailly

In January 2007, we entered into an employment agreement with Dr. Bailly, which was amended as of January 2017. He is entitled to an annual base salary set at €159,996, and variable compensation, in an amount up to 25% of his base salary, upon achievement of specified performance objectives. If a change of control of our company occurs within 24 months of the granting of bonus shares, Dr. Bailly will be entitled to an amount intended to compensate for the potential loss of compensation in the event of cancellation of bonus shares granted or for the potential loss of favorable tax treatment in the event of the sale of such shares.

Other Arrangements

We have entered into other compensatory arrangements with certain of our executive officers, which have been ratified by our board of directors. The primary arrangements are summarized in the table below.

NAME	SAVINGS PLAN (PEE)	RETIREMENT SAVINGS PLAN (PERCO)	FINANCIAL ASSISTANCE FOR THE MANAGEMENT OF SECURITIES	TAX ASSISTANCE	TRAINING
Gil Beyen	X	X	X	X
Eric Soyer	X	X	X
Jean-Sébastien Cleiftie	X	X	X
Iman El-Hariry			X
Alexander Scheer	X	X	X
Jérôme Bailly	X	X	X		X
Pierre-Olivier Goineau (1)			X
Yann Godfrin (2)	X	X	X

(1)	Mr. Goineau resigned effective January 11, 2015 and no longer receives the benefits of the above arrangements.
(2)	Dr. Godfrin resigned effective January 18, 2016 and no longer receives the benefits of the above arrangements.

Indemnification Agreements

In connection with the global offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See the section of this prospectus titled “Management—Limitations on Liability and Indemnification Matters.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. Prior to the closing of the global offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the closing of the global offering. For purposes of our policy only, a related person transaction is defined as (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants in and the amount involved exceeds $120,000, or (ii) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with the global offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

∎	the risks, costs and benefits to us;

∎	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

∎	the availability of other sources for comparable services or products; and

∎	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our board of directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our board of directors determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors to the extent required by, and in compliance with, French law.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes sets forth, as of August 31, 2017, information regarding beneficial ownership of our ordinary shares by:

∎	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

∎	each of our executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of August 31, 2017. Shares subject to warrants currently exercisable or exercisable within 60 days of August 31, 2017 are deemed to be outstanding for computing the percentage ownership of the person holding these warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to the global offering is based on 11,744,148 of our ordinary shares outstanding as of August 31, 2017. We have based our calculation of the percentage of beneficial ownership after the global offering of                 of our ordinary shares (including ordinary shares in the form of ADSs) outstanding immediately after the closing of the global offering, assuming no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares in the global offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., Bâtiment Adénine, 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED BEFORE GLOBAL OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE GLOBAL OFFERING	AFTER GLOBAL OFFERING
5% Shareholders:
Baker Bros. Advisors LP (1)	1,808,268	15.4%
Auriga Ventures III FCPR (2)	1,147,522	9.8

Directors and Executive Officers:
Gil Beyen (3)	138,630	1.2
Eric Soyer (3)	20,000	*
Jean-Sébastien Cleiftie	—	—
Iman El-Hariry (3)	29,000	*
Alexander Scheer	—	—
Jérôme Bailly (4)	27,280	*
Galenos SPRL (5)	11,671	*
Philippe Archinard (6)	14,800	*
Allene Diaz	—	—
Luc Dochez (3)	13,170	*
Martine Ortin George (7)	16,671	*
BVBA Hilde Windels (7)	16,671	*
All directors and executive officers as a group (12 persons) (8)	287,893	2.5

*	Represents beneficial ownership of less than 1%.

(1)	The address of Baker Bros. Advisors LP is 667 Madison Ave., 21st Floor, New York, NY 10065. Julian C. Baker and Felix J. Baker are the managing partners of Baker Bros. Advisors LP and may be deemed to be beneficial owners of securities of the company directly held by Baker Bros. Advisors LP, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the securities held directly by Baker Bros. Advisors LP, except to the extent of their pecuniary interest.

(2)	Jacques Chatain, Bernard Daugeras and Patrick Bamas are managers of Auriga Ventures III FCPR, or Auriga, and exercise voting and investment power with respect to shares held by Auriga. The managers disclaim beneficial ownership of all shares held by Auriga Ventures, III FCPR, except to the extent of their pecuniary interest therein. The address of Auriga is c/o Auriga Partners, 18 avenue Matignon 75008 Paris, France.

(3)	Consists of shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

(4)	Consists of 280 ordinary shares and 27,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

(5)	Consists of one ordinary share and 11,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

(6)	Consists of 10,300 ordinary shares and 4,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

(7)	Consists of one ordinary share and 16,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

(8)	Consists of 10,583 ordinary shares and 277,310 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2017.

DESCRIPTION OF SHARE CAPITAL

General

The following description of our share capital summarizes certain provisions of our bylaws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our bylaws, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

As of December 31, 2016, our outstanding share capital consisted of a total of 8,732,648 ordinary shares, with nominal value €0.10 per share.

As of April 30, 2017, to the best of our knowledge, approximately 2,959,807, or 25%, of our outstanding ordinary shares as of such date were held by 23 shareholders of record in the United States.

Under French law, our bylaws set forth only our issued and outstanding share capital as of the date of the bylaws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding founder’s share warrants and share warrants, as approved by our shareholders and granted by our board of directors.

Upon closing of the global offering, our outstanding share capital will consist of                 ordinary shares (including ordinary shares in the form of ADSs), nominal value €0.10 per share (or                 if the underwriters exercise their option to purchase additional ADSs and/or ordinary shares in the global offering in full).

Reconciliation of the Shares Outstanding Prior to the Global Offering

Shares outstanding at December 31, 2015	7,924,611
Number of shares issued in connection with the exercise of founder’s share warrants and share warrants	14,160
Number of ordinary shares issued on December 9, 2016 in connection with the share capital increase authorized on December 6, 2016	793,877

Shares outstanding at December 31, 2016	8,732,648
Number of shares issued in connection with the exercise of founder’s share warrants and share warrants	11,800
Number of ordinary shares issued on April 19, 2017, in connection with the share capital increase authorized on April 12, 2017	3,000,000

Shares outstanding at June 30, 2017	11,744,448

History of Securities Issuances

From January 1, 2013 through August 31, 2017, the following events have changed the number and classes of our issued and outstanding shares:

∎	On April 30, 2013, in connection with our initial public offering in France, we issued an aggregate of 1,524,334 ordinary shares at a purchase price of €11.60 per share, of which 83,750 shares were issued as compensation for interest on outstanding bonds. In addition, bonds previously issued were converted into an aggregate of 862,068 ordinary shares.

∎	On October 22, 2014, we issued an aggregate of 1,224,489 ordinary shares in connection with a public offering at a purchase price of €24.50 per share.

∎	On December 7, 2015, we issued an aggregate of 940,000 ordinary shares in a private placement at a purchase price of €27.00 per share.

∎	On December 9, 2016, we issued an aggregate of 793,877 ordinary shares in a private placement at a purchase price of €12.50 per share.

∎	On April 19, 2017, we issued an aggregate of 3,000,000 ordinary shares in a private placement at a purchase price of €23.50 per share.

∎	From April 30, 2013 to August 31, 2017, founder’s share warrants and share warrants were exercised at a weighted average exercise price of €7.57 per share. Pursuant to these exercises, we issued an aggregate of 246,130 ordinary shares.

Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares

The description below reflects the terms of our bylaws and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full text of our bylaws, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Corporate Purpose (Article 3 of the Bylaws)

Our corporate purpose in France and abroad includes the research, manufacturing, importation, distribution and marketing of investigational drugs, devices and medical equipment, and the provision of advisory services associated with these activities. We are authorized to engage in all financial, commercial, industrial, civil, property or security-related transactions that directly or indirectly relate to accomplishing the purposes stated above.

Our company may act directly or indirectly and do all these operations in all countries, for or on behalf of third parties, either alone or with partnership with third parties, association, group or creation of new companies, contribution, sponsorship, subscription, purchase of shares or rights, mergers, alliances, undeclared partnership or taking or giving in lease or in management of all property and rights or otherwise.

Directors (Articles 17-22 of the Bylaws)

Duties of the Board. Except for powers given to our shareholders by law and within the limit of the corporate purpose, our board of directors is responsible for all matters relating to the successful operations of our company and, through its resolutions, governs matters involving the company.

Appointment and Term. Our board of directors must be composed of at least three members, but may not exceed 18 members, subject to the dispensation established by law in the event of merger. In appointing and electing directors, we seek a balanced representation of women and men. The term of a director is 3 years, and directors may be re-elected at our annual ordinary share meetings; however, a director over the age of 75 may not be appointed if such appointment would result in the number of directors over the age of 75 constituting more than one-third of the board. The number of directors who are also our employees cannot exceed one-third of the board. Directors may be natural persons or legal entities except for the chairman of the board who must be a natural person. Legal entities appointed to the board must designate a permanent representative. If a director dies or resigns between annual meetings, the board may appoint a temporary director to fill the vacancy, subject to ratification at the next ordinary general meeting, or, if such vacancy results in a number of directors below three, the board must call an ordinary general meeting to fill the vacancy. If a director is absent at more than four consecutive meetings, he or she will be deemed to have automatically resigned.

Organization. The board must elect a chairman from among the board members. The chairman must be a natural person, age 75 or younger, and may be removed by the board at any time. The board may also elect a natural person as vice president to preside in the chairman’s absence and may designate up to two non-voting board observers.

Deliberations. At least half of the number of directors in office must be present to constitute a quorum. Decisions are made by a majority of the directors present or represented and, if there is a tie, the vote of the chairman will carry the decision. Meetings may be held as often as required; however, the chairman is required to call a meeting with a determined agenda upon the request of at least one-third of the directors if the board has not met for more than two months. French law and our charter and bylaws allow directors to attend meetings in person or, to the extent permitted by applicable law and with specified exceptions in our bylaws, by videoconference or other telecommunications arrangements.

Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested. Under French law, any agreement entered into, directly or through an intermediary, between us and any director that is not entered into in the ordinary course of our business and upon standard market terms is subject to the prior authorization of the board of directors. The interested director cannot vote on such decision. The same provision applies to agreements between us and another company, except where such company is our wholly owned subsidiary, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation. Director compensation for attendance at board meetings (jetons de présence) is determined at the annual ordinary general meeting. Independent directors have a right to a fixed amount of compensation for their duties as director and, if applicable, as member or chair of one or more board committees and to a variable amount of compensation depending on their actual participation at board meetings and, if applicable, committee meetings. See the section of this prospectus titled “Management—Compensation of Directors and Executive Officers—Director Compensation” for a description of our compensation policy for our non-employee directors.

Board of Directors’ Borrowing Powers. There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.

Directors’ Share Ownership Requirements. Our directors are not required to own any of our shares.

Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 9, 16, 30, 33 and 34 of the Bylaws)

Dividends. We may only distribute dividends out of our distributable profits, plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable Profits” consist of our statutory net profit in each fiscal year, calculated in accordance with accounting standards applicable in France, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law.

Legal Reserve. Pursuant to French law, we must allocate 5% of our statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €1,174,444.80 at June 27, 2017.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Pursuant to French legislation, if a dividend is declared we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us. However, the European Court of Justice, or ECJ, has ruled that the 3% dividend tax may not be applied to redistribution of dividends we receive from our subsidiaries established in another Member State of the EU, in that it creates double taxation of profits made within the EU as prohibited by Article 9 of the Parent-Subsidiary directive (ECJ, 1st ch. May 17, 2017, case C-365/16 AFEP).

Distribution of Dividends. Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Shareholders may be granted an option to receive dividends in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set at the shareholders’ meeting or, failing this, by the board of directors.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our bylaws. Ownership of one share implies, ipso jure, adherence to our bylaws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. Pursuant to our bylaws, however, a double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Rights to Share in Our Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them, taking into account, where applicable, of the rights attached to shares of different classes.

Repurchase and Redemption of Shares. Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Regulation 596/2014 of April 16, 2014 provides for safe harbor exemptions when the acquisition is made for one of the following purposes:

∎	to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting; in this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

∎	to meet obligations arising from debt securities that are exchangeable into equity instruments;

∎	to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

∎	we benefit from a simple exemption when the acquisition is made under a liquidity contract complying with the general regulations of, and market practices accepted by the French Financial Markets Authority (AMF).

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under the Market Abuse Regulation 596/2014 of August 16, 2014 (MAR) and in accordance with the General Regulations of the AMF, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions. Our bylaws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding Certain Percentages. None, except as described below under the section of this prospectus titled “Form, Holding and Transfer of Shares (Article 13 of the Bylaws)—Ownership of Shares by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our bylaws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founder’s warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Section IV of the Bylaws)

Access to, Participation in and Voting Rights at Shareholders’ Meetings. Shareholders’ meetings are composed of all shareholders, regardless of the number of shares they hold. Each shareholder has the right to attend the meetings and participate in the discussions (1) personally; (2) by granting proxy to any individual or legal entity of his choosing; (3) by sending a proxy to the company without indication of the mandate; (4) by voting by correspondence; or (5) at the option of the board of directors at the time the meeting is called, by videoconference or another means of telecommunication, including internet, in accordance with applicable laws that allow identification. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Participation in shareholders’ general meetings, in any form whatsoever, is subject to registration or registration of shares under the conditions and time limits provided for applicable laws.

The final date for returning voting ballots by correspondence is set by the board of directors and disclosed in the notice of meeting published in the French Journal of Mandatory Statutory Notices, or BALO (Bulletin des Annonces Légales Obligatoires). This date cannot be earlier than three days prior to the meeting unless otherwise provided in the bylaws. Our bylaws provide that the board of directors has the option to accept the voting ballots by correspondence beyond the limit set by applicable laws.

A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

A shareholder may be represented at meetings by any individual or legal entity by means of a proxy form which we send to such shareholder either at the shareholder’s request or at our initiative. A shareholder’s request for a proxy form must be received at the registered office at least five days before the date of the meeting. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of fifteen days.

A shareholder may vote by correspondence by means of a voting form, which we send to such shareholder either at the shareholder’s request or at our initiative, or which we include in an appendix to a proxy voting form under the conditions provided for by current laws and requirements. A shareholder’s request for a voting form must be received at the registered office at least six days before the date of the meeting. The voting form is also available on our website at least 21 days before the date of the meeting. The voting form must be recorded by us three days prior to the shareholders’ meeting, in order to be taken into consideration. The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares—Voting Rights.”

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at our registered offices or at any other location indicated in the meeting announcement (avis de réunion). A meeting announcement is published in the BALO at least 35 days prior to a meeting, as well as on our website at least 21 days prior to the meeting. In addition to the particulars relative to the company, it indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the company under the conditions provided for in the current legislation.

Subject to special legal provisions, the convening notice (avis de convocation) is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the BALO. Further, the holders of registered shares for at least a month at the time of the latest of the insertions of the convening notice shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. The latter may at any time expressly request by registered letter to the Company with acknowledgment of receipt that the aforementioned means of telecommunication should be replaced in the future by a mailing.

The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

The convening notice may be addressed, where appropriate, with a proxy form and a voting by correspondence form, under the conditions specified in our bylaws, or with a voting by correspondence form alone, under the conditions specified in our bylaws. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the convening notice of the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and our current share capital, one or more shareholders representing 5% of our share capital may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the shareholders’ meeting announcement.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a Deputy Chairman or by a director elected for this purpose. Failing that, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our bylaws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, or represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote. In addition, pursuant to a recent AMF recommendation, French listed companies may be required to conduct a consultation of the ordinary shareholders meeting prior to the disposal of the majority of their assets, under certain circumstances.

Extraordinary Shareholders’ Meeting. Our bylaws may only be amended by approval at an extraordinary shareholders’ meeting. Our bylaws may not, however, be amended to increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect of a “no” vote.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of Our Company

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

∎	under French law, the owner of 95% of voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French Stock Exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

∎	under French law, a non-resident of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this prospectus titled “Limitations Affecting Shareholders of a French Company”;

∎	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

∎	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

∎	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

∎	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

∎	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

∎	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

∎	our board of directors can be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

∎	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

∎	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

∎	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

∎	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

∎	our bylaws can be changed in accordance with applicable laws;

∎	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this prospectus titled “Declaration of Crossing of Ownership Thresholds”;

∎	transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Directive and Regulation dated April 16, 2014; and

∎	pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds (Article 9 of the Bylaws)

Set forth below is a summary of certain provisions of the French Commercial Code applicable to us. This summary is not intended to be a complete description of applicable rules under French law.

Any individual or legal entity referred to in Articles L. 233-7, L. 233-9 and L. 223-10 of the French Commercial Code coming to directly or indirectly own, or cease to own, alone or in concert, a number of shares representing a fraction of the Company’s capital or voting rights greater or equal to 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95% shall inform the Company as well as the French Financial Market Authority (AMF) of the total number of shares and voting rights and of securities giving access to the capital or voting rights that it owns immediately or over time within a period of four trading days from the crossing of the said holding thresholds.

This obligation applies when crossing each of the above-mentioned thresholds in a downward direction.

In case of failure to declare shares or voting rights exceeding the fraction that should have been declared, such shares shall be deprived of voting rights at General Meetings of Shareholders for any meeting that would be held until the expiry of a period of two years from the date of regularization of the notification in accordance with Article L. 233-14 of the French Commercial Code.

In addition, any shareholder crossing, alone or acting in concert, the 10%, 15%, 20% or 25% threshold shall file a declaration with the AMF pursuant to which it shall expose its intention over the following 6 months, including notably whether it intends to continue acquiring shares of the company, it intends to acquire control over the company, its intended strategy for the company.

Further, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 30% threshold shall file a mandatory public tender offer with the AMF. Also, any shareholder holding directly or indirectly a number between 30% and 50% of the capital or voting rights and who, in less than 12 consecutive months, increases his/her/its holding of capital or voting rights by at least 1% company’s capital or voting rights, shall file a mandatory public tender offer.

Changes in Share Capital

Increases in Share Capital (Article 10 of the Bylaws). Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:

∎	issuing additional shares;

∎	increasing the par value of existing shares;

∎	creating a new class of equity securities; and

∎	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

∎	in consideration for cash;

∎	in consideration for assets contributed in kind;

∎	through an exchange offer;

∎	by conversion of previously issued debt instruments;

∎	by capitalization of profits, reserves or share premium; and

∎	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering. Pursuant to recent legislation that went into effect on October 1, 2016, the preferential subscription rights will be transferable during a period starting two days prior to the opening of the subscription period and ending two days prior to the closing of the subscription period.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders waived their preferential subscription rights with respect to the global offering at our combined general shareholders’ meeting held on June 27, 2017.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares (Articles 13 and 15 of the Bylaws)

Form of Shares. The shares are in registered form, until their full payment. When they are fully paid up, they may be in registered form or bearer, at the option of the shareholders.

Further, in accordance with applicable laws, we may request at any time from the central depository responsible for holding our shares, the information referred to in Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and year of birth or, in the case of a legal entity, the name and the year of incorporation, nationality and address of holders of securities conferring immediate or long-term voting rights at its general meetings of shareholders and the amount of securities owned by each of them and, where applicable, the restrictions that the securities could be affected by.

Holding of Shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

Ownership of Shares by Non-French Persons. Neither French law nor our bylaws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-residents of France may have to file an administrative notice with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs. In addition, acquisitions of 10% of the share capital or voting rights of a French resident company or a non-French resident company by a non-French resident or by a French resident, respectively, are subject to statistical reporting requirements to the French National Bank.

Assignment and Transfer of Shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions. French law notably provides for standstill obligations and prohibition of insider trading.

Securities Exercisable for Ordinary Shares

Equity Incentives

See the section of this prospectus titled “Management—Equity Incentives” for a description of securities granted by our board of directors to our founders, directors, executive officers, employees and other service providers.

Differences in Corporate Law

We are a société anonyme, or S.A. incorporated under the laws of France. The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

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Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the bylaws. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied will be null and void.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

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Vacancies on the Board of Directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	A meeting announcement is published in the French Journal of Mandatory Statutory Notices (BALO) at least 35 days prior to a meeting and made available on the website of the company at least twenty-one day prior to the meeting. Subject to limited exceptions provided by French law, additional convening notice is sent out at least fifteen days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the French Journal of Mandatory Statutory Notices (BALO). Further, shareholders holding registered shares for at least a month at the	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

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time latest insertions of the notices shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders’ meeting cannot deliberate due to lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice.

The notice shall specify the name of the company, its legal form, share capital, registered office address, registration number with the French Registry of Commerce and Companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting). The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Proxy	Each shareholder has the right to attend the meetings and participate in the discussions (i) personally, or (ii) by granting proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder or to any individual or legal entity of his choosing; or (iii) by sending a proxy to the company without indication of the mandate, or (iv) by voting by correspondence, or (v) by videoconference or another means of telecommunication in	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

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accordance with applicable laws that allow identification. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of fifteen days.

Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.

Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present at the extraordinary meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each stockholder may individually either exercise, assign or not exercise its preferential subscription rights. Beginning on October 1, 2016, preferential subscription rights may only be exercised two business days prior to the day on which the subscription is opened until the second business day prior to its closing. Thus, the preferential subscription rights are transferable during the same period as their period of exercise.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

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Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

“Distributable premium” refers to the contribution paid by the stockholders in addition to the par value of their shares for their subscription that the stockholders decide to make available for distribution.

Except in case of a share capital reduction, no distribution can be made to the stockholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the bylaws.

Repurchase of Shares

Under French law, a corporation may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, the Market Abuse Regulation 596/2014 of April 16, 2014 (MAR) provides for safe harbor exemptions when the acquisition is made for the following purposes:

∎       to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

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extraordinary general meeting deciding the capital reduction, in which case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

∎       with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, free share or share option plan; not to exceed 10% of the share capital, in which case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

∎       to meet obligations arising from debt securities, that are exchangeable into equity instruments.

A simple exemption is provided when the acquisition is made under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and in accordance with the general regulations of the Financial Markets Authority (AMF).

All other purposes, and especially share buy-backs for external growth operations by virtue of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulations and insider dealing rules.

Under the Market Abuse Regulation 596/2014 of April 16, 2014 (MAR) and in accordance with the General Regulations of the French Financial Markets Authority, a corporation

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shall report to the competent authority of the trading venue on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

Liability of Directors and Officers	Under French law, the bylaws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

∎       any breach of the director’s duty of loyalty to the corporation or its stockholders;

∎       acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎       intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

∎       any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the bylaws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. As from April 2016, double voting rights are automatically granted to the shares being registered since more than two years, unless the bylaws are modified in order to provide otherwise.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

∎       the approval of the board of directors; and

∎       approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

∎       the approval of the board of directors; and

∎       approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.	Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:
∎ shares of stock of the surviving corporation;

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∎       shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

∎       cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

∎       any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

∎       state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

	The plaintiff must remain a shareholder through the duration of the legal action. There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.	∎ allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s

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A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

failure to obtain the action; or

∎      state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Amendment of Certificate of Incorporation	Under French law, corporations are not required to file a certificate of incorporation with the French Registry of Commerce and Companies and only have by-laws (statuts) as organizational documents.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

∎      its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

∎      the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of Bylaws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Listing

We have applied to have our ADSs listed on the Nasdaq Global Market under the symbol “ERYP.” Our ordinary shares are currently listed on Euronext Paris under the symbol “ERYP.”

Transfer Agent and Registrar

Upon the closing of the U.S. offering, the transfer agent and registrar for the ADSs will be The Bank of New York Mellon. Our share register is currently maintained by Société Générale. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, may have to file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs. In addition, acquisitions of 10% of the share capital or voting rights of a French resident company or a non-French resident company by a non-French resident or by a French resident, respectively, are subject to statistical reporting requirements. Violation of the statistical reporting requirement may be sanctioned by five years imprisonment and a fine of a maximum amount equal to the double of the sum not reported.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

Our shareholders will have the preferential subscription rights described under “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the United States (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our ordinary shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case ADS holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares—Dividends and other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the U.S. offering.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon has agreed to act as the depositary for the American Depositary Shares. The Bank of New York Mellon’s depositary offices are located at 101 Barclay Street, New York, N.Y. 10286. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Société Générale.

We have appointed The Bank of New York Mellon as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-201279 when retrieving such copy.

You may hold ADSs either (1) directly (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having uncertificated ADSs registered in your name in the Direct Registration System, or DRS, or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. In the event of any discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see the section of this prospectus titled “Where You Can Find More Information.” Unless otherwise indicated or the context otherwise requires, references to “you” in this section refer to purchasers of ADSs in the U.S. offering.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. After completion of the global offering, we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis and at the then prevailing market rate, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. See the section of this prospectus titled “Material United States Federal Income and French Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS, or ADSs representing those ordinary shares, and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares, or ADSs representing those shares, sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse unexercised. In that case, you will receive no value for them.

The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf and in accordance with your instructions. The depositary will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay and comply with other applicable instructions. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, the depositary may adopt another method. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Neither we nor the depositary are responsible for any failure to determine that it may be lawful or feasible to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or governmental charges payable in connection with such surrender or withdrawal, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person designated by you at the office of the custodian or through a book-entry delivery. Alternatively, at your request, risk and expense, the depositary will, if feasible, deliver the amount of deposited securities represented by the surrendered ADSs for delivery at the depositary’s office or to another address you may specify. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How can ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel the ADRs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of whole deposited ordinary shares your ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of shareholders’ meetings or other solicitations of consents and arrange to deliver our voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in your request. The depositary will only vote, or attempt to vote, according to the instruction given by you and received by the depositary. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date except where under French law the notice period for such meeting is less than 30 days. If we request that the depositary act less than 30 days in advance of a meeting date, the depositary shall use commercially reasonable efforts to distribute the information and otherwise comply with the voting provisions described above.

Except as described above, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the shareholder meeting enough in advance to withdraw the ordinary shares.

Fees and Expenses

What fees and expenses will you be responsible for paying?

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	∎ Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights ∎ Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	∎ Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	∎ Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you

$0.05 (or less) per ADS per calendar year	∎ Depositary services
Registration or transfer fees	∎ Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	∎ Cable (including SWIFT) and facsimile transmissions as expressly provided in the deposit agreement ∎ Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	∎ As necessary

Any charges payable by the depositary, custodian or their agents in connection with the servicing of deposited securities	∎ As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are affiliates of the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The spread is the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives in an offsetting foreign currency trade. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in your name to reflect the sale and pay you any net proceeds, or send you any property, remaining after it has paid the taxes. Your obligation to pay taxes and indemnify us and the depository against any tax claims will survive the transfer or surrender of your ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

∎ Change the nominal value of our ordinary shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities.

∎ Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

∎ Distribute securities on the ordinary shares that are not distributed to you	The depositary may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities. The depositary may also sell the new deposited securities and distribute the net proceeds if we are unable to assure the depositary that the distribution (a) does not require registration under the Securities Act or (b) is exempt from registration under the Securities Act.

∎ Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	Any replacement securities received by the depositary shall be treated as newly deposited securities and either the existing ADSs or, if necessary, replacement ADSs distributed by the depositary will represent the replacement securities. The depositary may also sell the replacement securities and distribute the net proceeds if the replacement securities may not be lawfully distributed to all ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, facsimile costs, delivery costs or other such expenses, or that would otherwise prejudice a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 60 days. In such case, the depositary must notify you at least 90 days before termination. In addition, the depositary may initiate termination of the deposit agreement if (i) we delist our shares from an exchange on which they were listed and do not list the shares on another exchange; (ii) we appear to be insolvent or enter insolvency proceedings; (iii) all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities; (iv) there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or (v) there has been a replacement of deposited securities.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect dividends and other distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADS holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary to ADS holders. We and the depositary:

∎	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

∎	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

∎	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

∎	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

∎	are not liable for any tax consequences to any holders of ADSs on account of their ownership of ADSs;

∎	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

∎	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

∎	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder waives the right to a jury trial in an action against us or the depositary arising out of or relating to the deposit agreement.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

∎	payment of any tax or other governmental charges and any stock transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

∎	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

∎	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

∎	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

∎	when you owe money to pay fees, taxes and similar charges; and

∎	when it is necessary to prohibit withdrawals in order to comply with any U.S. or foreign laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal is not limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is at all times fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (4) subject to all indemnities and credit regulations that the depositary deems appropriate. The number of ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of all ADSs outstanding, although the depositary may change or disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs and such ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Each holder of ADSs will be required to provide certain information, including proof of taxpayer status, residence and beneficial ownership (as applicable), from time to time and in a timely manner as we, the depositary or the custodian may deem necessary or proper to fulfill obligations under applicable law.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to the U.S. offering, while our ordinary shares have been traded on Euronext Paris since May 2013 and we have ADRs that trade on the U.S. over-the-counter market, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Future sales of ADSs in the public market after the U.S. offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after the global offering due to contractual restrictions on transfers of ordinary shares and ADSs. Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on                 , 2017, upon completion of the global offering,                  ordinary shares and                  ADSs will be outstanding, assuming no outstanding warrants are exercised. All of the ADSs sold in the U.S. offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the warrants to purchase                  ordinary shares outstanding as of                 , 2017 and assuming no outstanding warrants are exercised and no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares, warrants exercisable for                 ordinary shares will be vested and eligible for sale 90 days after the date of this prospectus subject to French law, as described below.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares, these restricted securities will be available for sale in the public market as follows:

∎	approximately ordinary shares (including ordinary shares in the form of ADSs) will be eligible for immediate sale on the date of this prospectus; and

∎	ordinary shares (including ordinary shares in the form of ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144 and subject to French law, both as described below.

Rule 144

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

∎	1.0% of the number of ordinary shares then outstanding, which will equal approximately ordinary shares immediately after the completion of the global offering based on the number of ordinary shares outstanding as of , 2017; and

∎	the average weekly trading volume of the ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to French law, as described below.

Lock-up Agreements

We and our executive officers and directors have agreed that, without the prior written consent of Jefferies LLC and Cowen and Company, LLC, we and they will not, subject to customary exceptions, during the period ending 90 days after the date of this prospectus, directly or indirectly, sell, offer, contract or grant any option to sell, pledge or otherwise transfer or dispose of any ordinary shares, ADSs or any securities convertible into, exercisable or exchangeable for our ordinary shares or ADSs or publicly announce an intent to do any of the foregoing. Jefferies LLC and Cowen and Company, LLC, on behalf of the underwriters, will have discretion in determining if and when to release any ordinary shares or ADSs subject to lock-up agreements.

We do not currently expect any release of ordinary shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

French Law

Under French law, and in particular under the General Regulation issued by the French Stock Exchange Authority (Réglement Général de l’AMF), as well as under Market Abuse Regulation 596/2014 of 16 April 2014 (MAR), any person that holds insider information shall, until such information is made public, refrain from (1) carrying out any transactions relating to securities issued by the company, (2) recommending that another person engage in insider dealing or induce another person to engage in insider dealing, (3) unlawfully disclosing inside information outside of the normal exercise of an employment, profession or duties. The use of inside information by cancelling or amending an order concerning a financial instrument to which the information relates where the order was placed before the person concerned possessed the inside information, shall also be considered to be insider dealing. These rules apply to all persons who hold insider information as a result of (1) their status as board member, executive officer, manager, employee of the company, third parties acting on behalf of the company and having access to privileged information as party of their professional relations with the company during the preparation or the completion of a particular transaction, such as investor services providers, lawyers or public relations agencies, (2) their holding of securities in the share capital of the issuer, and/or (3) their access to information because of their employment, profession or duties or their participation in the preparation of a financial transaction.

Under MAR and the General Regulation of the French Stock Exchange Authority (Réglement Général de l’AMF), it is also prohibited for a person to engage or attempt to engage in market manipulation.

Prohibited transactions include all transactions related to securities (stocks, bonds, securities convertible, options and warrants), and in particular, the (1) transfer of securities, (2) exercise of options and warrants (including founder’s share warrants) and exercise of any securities giving access to the capital, (3) transfer of free shares and (4) acquisition of securities.

MATERIAL UNITED STATES FEDERAL INCOME AND FRENCH TAX CONSIDERATIONS

The following describes material U.S. federal income tax and French tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses these tax considerations only for U.S. holders that are initial purchasers of the ADSs pursuant to the global offering and that will hold such ADSs as capital assets. This summary does not address all U.S. federal income tax and French tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

∎	banks, financial institutions or insurance companies;

∎	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

∎	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

∎	real estate investment trusts, regulated investment companies or grantor trusts;

∎	persons that hold the ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

∎	S corporations;

∎	certain former citizens or long term residents of the United States;

∎	persons that received ADSs as compensation for the performance of services;

∎	persons acquiring ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment in France;

∎	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ADSs and shares or, in the case of the discussion of French tax consequences, 5% or more of the voting stock or our share capital; and
∎	holders that have a “functional currency” other than the U.S. dollar.

For the purposes of this description, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎	a domestic corporation;

∎	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

∎	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

The discussion in this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws, French tax laws and other non-U.S. tax laws.

Material French Tax Considerations

The following describes the material French income tax consequences to U.S. holders of purchasing, owning and disposing of our ADSs and, unless otherwise noted, this discussion is the opinion of Gide Loyrette Nouel A.A.R.P.I, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

This discussion applies only to investors that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities (including ADSs).

U.S. holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. The Nasdaq Global Market is not currently acknowledged by the French AMF but this may change in the future. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually and at least once a year, by the French State. As at December 1, 2016, our market capitalization did not exceed 1 billion euros.

Following the global offering, purchases of our securities may be subject to such tax provided that its market capitalization exceeds 1 billion euros and that the Nasdaq Global Market is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).

Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 45% (individuals may claim for a refund of the fraction of this levy exceeding the amount that would result from the application of the progressive rate of French individual income tax to these capital gains). Special rules apply to U.S. holders who are residents of more than one country.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, is generally reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:

∎	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000); or

∎	the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. holder will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 30% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by an eligible U.S. holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. holder does not own directly or indirectly more than 25% of the issuer’s financial rights and that the ADSs do not form part of the business property of a permanent establishment or fixed base in France.

Material U.S. Federal Income Tax Considerations

This section discusses the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder. This description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained by a court. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

In general, and taking into account the earlier assumptions, for U.S. federal income and French tax purposes, a U.S. holder holding ADRs evidencing ADSs will be treated as the owner of the shares presented by the ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income or to French tax.

Distributions. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. We have applied to list our ADSs on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any French withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for French income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the Depositary receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis in those ADSs, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations. If we are classified as a PFIC in any taxable year, a U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

We will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (i) at least 75% of the gross income is “passive income” or (ii) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the global offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income (including whether we receive certain non-refundable grants or subsidies and whether such amounts and reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Based on the composition of our gross income and assets in 2016, certain estimates of our gross income and assets for 2017, and the nature of our business, we do not believe that we were characterized as a PFIC in our 2016 taxable year and do not expect to be characterized as a PFIC for our taxable year ending December 31, 2017; however, there can be no assurance that we will not be considered a PFIC for any future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are a PFIC, and you are a U.S. holder that does not make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed above under “Distributions.”

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs. If a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq Global Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or

Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price. U.S. holders paying more than U.S. $100,000 for the ADSs generally may be required to file IRS Form 926 reporting the payment of the Offer Price for the ADSs to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting. Certain individual U.S. holders are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A SUMMARY OF THE MATERIAL FRENCH AND U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN OUR ADSs OR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS PROSPECTUS, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs OR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. We have appointed an agent for service of process in the United States; however, it may be difficult for investors:

∎	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

∎	to enforce in U.S. courts judgments obtained in such actions against us or our non-U.S. resident officers and directors;

∎	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

∎	to enforce in U.S. courts against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) that judgment resulted from legal proceedings compatible with French standards of due process, (2) that judgment does not contravene international public order and public policy of France and (3) the jurisdiction of the U.S. federal or state court has been based on principles of French private international law. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2017, among us, Jefferies LLC, 520 Madison Avenue, New York, NY 10022, Cowen and Company, LLC, 599 Lexington Avenue, New York, NY 10022 and Oddo BHF SCA, 12, Boulevard de la Madeleine, 75440 Paris Cedex 09, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us on a pro rata basis up to the respective number of ADSs and/or ordinary shares, as the case may be, shown opposite its name below. Jefferies LLC is acting as global coordinator and joint book-runner for the global offering. Cowen and Company, LLC is acting as joint book-runner and JMP Securities LLC is acting as lead manager with respect to the offering of ADSs in the United States. Oddo BHF SCA is acting as joint book-runner with respect to the offering of ordinary shares in Europe.

UNDERWRITER	NUMBER OF ADSs	NUMBER OF ORDINARY SHARES
Jefferies LLC
Cowen and Company, LLC
Oddo BHF SCA
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated without liability. We have agreed to indemnify the underwriters, their affiliates, directors, officers, employees and agents and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act or the Exchange Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of the global offering, they currently intend to make a market in the ADSs and ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading markets for the ADSs or ordinary shares, that you will be able to sell any of the ADSs or ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs and ordinary shares subject to their acceptance of the ADSs and ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The following table shows the offering price, the underwriting commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with the global offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares.

	PER ADS		PER ORDINARY SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs	WITH OPTION TO PURCHASE ADDITIONAL ADSs	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs & ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ADSs & ORDINARY SHARES
Offering price	$	$	$	$	$	$
Underwriting commissions	$	$	$	$	$	$
Proceeds to us, before expenses	$	$	$	$	$	$

We estimate expenses payable by us in connection with the global offering, other than the underwriting commissions referred to above, will be approximately $            . We also have agreed to reimburse the underwriters for up to $             for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for the global offering.

Determination of Offering Price

Prior to the U.S. offering, while our ordinary shares have been traded on Euronext Paris since May 2013 and we have ADRs that trade on the U.S. over-the-counter market, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Consequently, the offering price for our ADSs will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price per ordinary share will be determined by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions, any restrictions imposed under the authority granted by our shareholders to conduct the global offering and other factors deemed relevant.

We offer no assurances that the offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the U.S. or global offering or that an active trading market for the ADSs will develop and continue after the U.S. or global offering.

Listing

We have submitted an application for our ADSs to be listed on the Nasdaq Global Market under the trading symbol “ERYP.” Our ordinary shares are listed on Euronext Paris under the symbol “ERYP.”

Stamp Taxes

If you purchase ADSs or ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page of this prospectus.

Option to Purchase Additional ADSs and/or Ordinary Shares in the Global Offering

We have agreed to issue, at the option of the underwriters, up to an aggregate of                 additional ADSs and/or ordinary shares in the global offering to be sold to the several underwriters at the applicable offering price set forth on the cover page of this prospectus. The option granted may be exercised at any time and from time to time in whole or in part by the underwriters within 30 days from the date of the underwriting agreement. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs and/or ordinary shares, as the case may be, proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We and our executive officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or enter into any swap, hedge or similar arrangement;

∎	otherwise dispose of any share capital, options or warrants to acquire share capital, or securities exchangeable or exercisable for or convertible into share capital currently or hereafter owned either of record or beneficially; or

∎	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus, in each case, without the prior written consent of Jefferies LLC and Cowen and Company, LLC.

This restriction terminates after the close of trading of the ADSs and ordinary shares on and including the 90th day after the date of this prospectus.

Jefferies LLC and Cowen and Company, LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period described above, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement providing consent to the sale of our share capital prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the global offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with the global offering. Furthermore, stabilization transactions will also need to comply with European Union laws and notably the Market Abuse Regulation. These activities may have the effect of stabilizing or maintaining the market price of the ADSs and ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs and/or ordinary shares in the global offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs and/or ordinary shares or purchasing our ADSs and/or ordinary shares in the open market. In determining the source of ADSs and/or ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs and ordinary shares available for purchase in the open market as compared to the price at which they may purchase ADSs and ordinary shares through the option to purchase additional ADSs and/or ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ADSs and/or ordinary shares. The underwriters must close out any naked short position by purchasing ADSs and/or ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs and/or ordinary shares in the open market after pricing that could adversely affect investors who purchase in the global offering.

A stabilizing bid is a bid for the purchase of ADSs and ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs and ordinary shares. A syndicate covering transaction is the bid for or the purchase of ADSs and ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the global offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs and ordinary shares or preventing or retarding a decline in the market price of our ADSs and ordinary shares.

As a result, the price of our ADSs and ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the global offering if the ADSs and ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs and ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ADSs on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ADSs in the U.S. offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs and ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information contained in, or that can be accessed through links on, the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters, is not part of this prospectus, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs and ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ADSs and ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Canada

Resale Restrictions

The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with us under section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any securities which are the subject of the global offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

France

The ADSs and the ordinary shares have not been and will not be offered or sold to the public in the Republic of France, and no offering or this prospectus or any marketing materials relating to the ADSs and the ordinary shares must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France.

The ADSs and the ordinary shares may only be offered or sold in the Republic of France pursuant to article L. 411-2-II of the French Code monétaire et financier to (i) providers of third party portfolio management investment services,

(ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-1 to D. 411-4 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Prospective investors are informed that:

∎	neither this prospectus nor any other offering materials relating to the ADSs and the ordinary shares described in this prospectus has been submitted for clearance to the French financial market authority (Autorité des marchés financiers);

∎	neither this prospectus, nor any offering material relating to the ADSs and the ordinary shares has been or will be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer for subscription or sale of the ADSs and the ordinary shares to the public in France within the meaning of article L. 411-1 of the French Code monétaire et financier.

∎	individuals or entities referred to in article L. 411-II-2 of the French Code monétaire et financier may participate in the global offering for their own account, as provided under articles D.411-1, D.411-2, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and

∎	the direct and indirect distribution or sale to the public of the ADSs and the ordinary shares acquired by them may only be made in compliance with articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, or CO, (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public for the purpose of the CO or SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The global offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎	a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

then securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the global offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the global offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

EXPENSES RELATING TO THE GLOBAL OFFERING

The following table sets forth the costs and expenses, other than underwriting commissions, payable in connection with the sale of ordinary shares and ADSs in the global offering. All amounts are estimated except the SEC registration fee, the Nasdaq initial listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee. Except as otherwise noted, all the expenses below will be paid by us.

ITEM	AMOUNT
SEC registration fee		$12,450
FINRA filing fee		15,500
Nasdaq initial listing fee		125,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

LEGAL MATTERS

The validity of the ordinary shares and ADSs and certain other matters of French law will be passed upon for us by Gide Loyrette Nouel A.A.R.P.I., including matters of French income tax law. Certain matters of U.S. federal law will be passed upon for us by Cooley LLP, Boston, Massachusetts. Legal counsel to the underwriters in connection with the global offering are Linklaters LLP with respect to French law and Covington & Burling LLP, New York, New York, with respect to U.S. federal law.

EXPERTS

The consolidated financial statements of ERYTECH Pharma S.A. as of December 31, 2015 and 2016 and for each of the years in the two year period ended December 31, 2016 have been included herein in reliance upon the report of KPMG S.A., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG S.A. are located at Tour Eqho, 2 avenue Gambetta, CS 60055, 92066 Paris la Défense Cedex.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the shares to be in the form of ADSs offered in this prospectus. A related registration statement on Form F-6 has been filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of ERYTECH Pharma S.A., such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such us, that file electronically with the Securities and Exchange Commission.

Upon completion of the U.S. offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.erytech.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not part of this prospectus.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

ERYTECH Pharma S.A.

We have audited the accompanying consolidated statements of financial position of ERYTECH Pharma S.A. and its subsidiary (“the Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Erytech Pharma S.A. and its subsidiary as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Lyon, France

July 5, 2017

KPMG S.A.

/s/ Sara Righenzi de Villers

Sara Righenzi de Villers

Partner

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

		YEAR ENDED DECEMBER 31,
	NOTES	2015	2016
		€	€
Operating income
Revenues		—	—
Other income	5.1	2,929	4,138

Total operating income	5.1	2,929	4,138

Operating expenses
Research and development	5.2, 5.3	(10,776)	(19,720)
General and administrative	5.2, 5.3	(7,736)	(6,808)

Total operating expenses		(18,512)	(26,528)

Operating loss		(15,583)	(22,390)

Financial income	5.5	631	558
Financial expenses	5.5	(64)	(70)

Financial income		567	488

Income tax	5.6	3	(10)

Net loss		(15,013)	(21,913)

Basic / diluted loss per share (€/share)	6.8	(2.16)	(2.74)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)

	YEAR ENDED DECEMBER 31,
	2015	2016
	€	€
Net loss	(15,013)	(21,913)
Elements that may be reclassified subsequently to income (loss)

Foreign subsidiary—currency translation adjustment	(9)	21
Elements that may not be reclassified subsequently to income (loss)

Actuarial gains on defined benefits liability	8	(30)
Tax effect	(3)	10

Other comprehensive income	(3)	1

Total comprehensive loss	(15,017)	(21,912)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

		AS OF DECEMBER 31,
	NOTES	2015	2016
		€	€
ASSETS
Non-current assets
Intangible assets	6.1	61	57
Property, plant and equipment, net	6.2	918	2,245
Other non-current financial assets	6.3	97	132

Total non-current assets		1,076	2,434

Current assets
Inventories	6.4	166	145
Trade and other receivables	6.5	424	218
Other current assets	6.6	5,705	4,524
Cash and cash equivalents	6.7	45,634	37,646

Total current assets		51,929	42,533

TOTAL ASSETS		53,004	44,967

		AS OF DECEMBER 31,
	NOTES	2015	2016
		€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		792	873
Premiums related to the share capital		95,931	105,090
Reserves		(34,578)	(48,412)
Net loss for the period		(15,013)	(21,913)

Total shareholders’ equity	6.8	47,132	35,638

Non-current liabilities
Long-term provisions	6.9	100	163
Financial liabilities—non-current portion	6.10	151	2,816
Deferred tax		—	3

Total non-current liabilities		251	2,982

Current Liabilities
Provisions—current portion	6.9	81	—
Financial liabilities—current portion	6.10	557	50
Trade and other payables		3,672	4,832
Other current liabilities	6.11	1,311	1,465

Total current liabilities		5,621	6,347

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,004	44,967

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros, except for number of shares)

	SHARE CAPITAL
	NUMBERS OF SHARES	AMOUNT	PREMIUMS RELATED TO THE SHARE CAPITAL	RESERVES	NET (INCOME) LOSS	TOTAL SHAREHOLDERS’ EQUITY
At January 1, 2015	6,882,761	688	72,427	(28,431)	(8,860)	35,824
Net loss for the year	—	—	—	—	(15,013)	(15,013)
Other comprehensive income	—	—	—	(3)	—	(3)

Total comprehensive income (loss)	—	—	—	(3)	(15,013)	(15,017)
Allocation of prior period loss	—	—	—	(8,860)	8,860	—
Issue of ordinary shares(1)	1,041,850	104	23,440	—	—	23,544
Treasury shares (2)	—	—	64	—	—	64
Share-based payment	—	—	—	2,716	—	2,716

At January 1, 2016	7,924,611	792	95,931	(34,578)	(15,013)	47,132
Net loss for the year	—	—	—	—	(21,913)	(21,913)
Other comprehensive income	—	—	—	1	—	1

Total comprehensive income (loss)	—	—	—	1	(21,913)	(21,912)
Allocation of prior period loss	—	—	—	(15,013)	15,013	—
Issue of ordinary shares (1)	808,037	81	9,158	—	—	9,239
Treasury shares (2)	—	—	—	—	—	—
Share-based payment	—	—	—	1,178	—	1,178

At December 31, 2016	8,732,648	873	105,090	(48,412)	(21,913)	35,638

(1)	The Company completed a follow-on offering of €25.4 million (on a gross basis before deducting costs of issuing the equity instruments) in December 2015 and a private placement of 793,877 ordinary shares for €9.9 million (on a gross basis before deducting costs of issuing the equity instruments) was completed in December 2016 with institutional investors in the United States and in Europe.
(2)	At December 31, 2016, the Company held 2,500 treasury shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)

		YEAR ENDED DECEMBER 31,
	NOTES	2015	2016
		€	€
Cash flows from operating activities
Net loss		(15,013)	(21,913)
Reconciliation of net loss and the cash used for operating activities
Amortization and depreciation		288	425
Provision—non-current portion		20	31
Expense related to share-based payments	5.3	2,716	1,178
Interest expense		30	13
Income tax expense	5.6	(3)	10

Operating cash flow before change in working capital		(11,962)	(20,255)

Increase in inventories	6.4	32	21
Increase in trade and other receivables		(319)	206
Increase in other current assets	6.6	(3,470)	1,181
Increase in trade and other payables		1,588	1,160
Increase in other current liabilities	6.10	(528)	154
Increase in provision—current portion		81	(81)
Change in working capital		(2,616)	2,641

Net cash flow used in operating activities		(14,578)	(17,614)

Cash flows from investing activities:
Acquisition of property, plant and equipment	6.2	(220)	(1,726)
Acquisitions of intangible assets	6.1	(49)	(25)
Acquisition of other non-current financial assets	6.3	(15)	(40)
Disposal of non-current financial assets	6.3	—	5

Net cash flow used in investing activities		(284)	(1,786)

Cash flows from financing activities:
Capital increases, net of transaction costs	6.8	23,544	9,239
Proceeds from borrowings	6.10	—	2,717
Repayment of borrowings	6.10	(85)	(563)
Treasury shares		64	—

Net cash flow from financing activities		23,524	11,393

Change rate effect on cash in foreign currency		(16)	19

Increase / Decrease in cash and cash equivalents	6.7	8,646	(7,988)
Cash and cash equivalents at the beginning of the period	6.7	36,988	45,634

Cash and cash equivalents at the close of the period	6.7	45,634	37,646

Supplemental disclosure of cash flows information:
Cash paid for interest		34	72
Cash paid for income tax		—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euros, except for numbers of shares and per share amounts)

The notes are an integral part of the accompanying consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS

ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary, the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative therapies for acute leukemia and other orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer, acute lymphoblastic leukemia, or ALL, and acute myeloid leukemia, or AML.

The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million (on a gross basis before deducting offering expenses) and a follow-on offering of €30.0 million (on a gross basis before deducting offering expenses) in October 2014. The initial public offering triggered the conversion of the totality of the convertible bonds previously issued. Two private placements of 940,000 and 793,877 ordinary shares for €25.4 million and €9.9 million (on a gross basis before deducting offering expenses) were completed in December 2015 and 2016, respectively, with institutional investors in the United States and in Europe.

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €35.6 million at December 31, 2016 as a result of several financing rounds, including an initial public offering on Euronext Paris.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.

The accompanying consolidated financial statements and related notes (the “Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc. ERYTECH Pharma, Inc. was incorporated in April 2014 and its headquarters are located in Cambridge, Massachusetts, United States of America.

2. BASIS OF PREPARATION

The Consolidated Financial Statements as of December 31, 2015 and 2016 have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.

The general accounting conventions were applied in accordance with the underlying assumptions namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with IFRS, as defined below.

All amounts are expressed in thousands of euros, unless stated otherwise.

3. STATEMENT OF COMPLIANCE

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on May 16, 2017. These Consolidated Financial Statements were approved by the Company’s shareholders at its Combined General Meeting in June 2017.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).

As of December 31, 2016, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

∎	IAS 39 Financial Instruments: Recognition and Measurement (revised December 2003), which the EU only partially adopted. The part not adopted by the EU has no impact on the Consolidated Financial Statements of the Company.

∎	Annual improvements to IFRS 2010-2012 cycle: these amendments were already applicable in IFRS as published by the IASB as at December 31, 2015, but not in IFRS as adopted by the EU.

As a result, the Consolidated Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (IFRS), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below.

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2015, with the exception of the adoption as of January 1, 2016 of the amendments and interpretations described below. None of these amendments and interpretations has had an impact on the Consolidated Financial Statements of the Company.

The Company adopted the following standards, amendments and interpretations whose application is mandatory as at January 1, 2016:

∎	Annual improvements to IFRS 2012-2014 cycle;

∎	Amendments to IAS 1 Presentation of Financial Statements regarding the application of concepts of materiality and the application of personal judgment;

∎	Amendments to IAS 16 Tangible Assets and IAS 38 Intangible Assets regarding the acceptable methods of amortization. The IASB stated that amortization methods based on revenue are not an appropriate reflection of the pattern of consumption of the expected future economic benefits embodied in an intangible asset. This presumption may be refuted in certain circumstances; and

∎	Amendments to IFRS 11 Joint Agreements regarding the acquisition of a shareholding in joint operations.

The standards and interpretations that are optionally applicable as at December 31, 2016 were not applied. The Company, however, does not anticipate any significant impact associated with the application of these new texts.

The Company has not applied recently issued accounting pronouncements that may be relevant to the Company’s operations but are not yet effective:

∎	Amendments to IAS 7 Disclosure Initiative;

∎	Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses;

∎	IFRS 15 and Amendments—Revenue from Contracts with Customers;

∎	IFRS 9 Financial Instruments;

∎	Annual improvements to the IFRS 2014-2016 cycle;

∎	Amendments to IAS 40 Transfers of Investment Property;

∎	IFRS 14 Regulatory Deferral Accounts;

∎	IFRS 16 Leases;

∎	Amendments to IFRS 2 Clarifications of Classification and Measurement of Share-Based Payment; and

∎	Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The Company anticipates that the above-mentioned standards and interpretations will not have a significant impact on the financial statements of the Company in the period of initial application except for IFRS 16, for which the impact is currently being investigated.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Basis of consolidation

In accordance with IFRS 10 Consolidated Financial Statements, an entity is consolidated when it is controlled by the Company. The Company controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intra-company balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full. As of December 31, 2016, the Company has one subsidiary for which no non-controlling interest is recognized.

Details of the Company’s subsidiary as of December 31, 2016 are as follows:

	DATE OF INCORPORATION	PERCENT OF OWNERSHIP INTEREST	ACCOUNTING METHOD
ERYTECH Pharma, Inc.	April 2014	100%	Fully consolidated

4.2 Intercompany transactions

Transactions involving reciprocal assets and liabilities, as well as income and expense, between ERYTECH and ERYTECH Pharma, Inc. are eliminated in the Consolidated Financial Statements.

4.3 Foreign currencies

Functional Currency and Translation of Financial Statements in Foreign Currency

The Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A. (the “Parent Company”). The statements of financial position of the consolidated entity having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of income, statements of comprehensive income and statements of cash flow of such consolidated entity are translated at the average exchange rate for the period, except if exchange rates fluctuate significantly. The resulting translation adjustment is included in other comprehensive income as a cumulative translation adjustment whose impact is not significant as of December 31, 2015 and 2016.

Conversion of Foreign Currency Transactions

Foreign currency transactions are converted to functional currency at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the Consolidated Statements of Income in “Financial income (loss)”.

4.4 Consolidated statements of cash flows

The consolidated statements of cash flows are prepared using the indirect method and separately presents the cash flows associated with operating, investment, and financing activities.

Operating activities correspond to the Company primary income-generating activities and all the other activities that do not meet the investment or financing criteria. The Company has decided to classify grants received such as the Research Tax Credit (Crédit d’Impôt Recherche) as an operating activity in the consolidated statements of cash flows.

Cash flows associated with investing activities correspond to cash flows associated with the purchase of property, plant and equipment, net of asset supplier payables, and with the disposal of assets and other investments.

Financing activities are operations that result in changes in the amount and composition of the share capital and borrowings of the entity. Capital increases and the obtaining or repayment of loans are classified under this category. The Company has chosen to classify the conditional advances under this category.

The increases in assets and liabilities with non-cash effects are eliminated. As such, the assets financed through a finance lease are not included in the investments for the period presented. The decrease in financial liability associated with leases is therefore included under the line item “repayment of borrowings” for the period.

4.5 Use of estimates and judgments

Preparation of the financial statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The use of estimates and judgment relate primarily to the measurement of share-based payments (Note 4.15 and Note 5.3).

4.6 Intangible assets

Internally generated intangible assets—Research and development costs

In accordance with IAS 38 Intangible Assets (“IAS 38”), research expenditures are accounted for in the period during which they are incurred.

An internally generated intangible asset relating to a development project is recorded as an asset if, and only if, the following criteria are met:

(a)	it is technically feasible to complete the development project;

(b)	intention on the part of the Company to complete the project and to utilize it;

(c)	capacity to utilize the intangible asset;

(d)	proof of the probability of future economic benefits associated with the asset;

(e)	availability of the technical, financial, and other resources for completing the project; and

(f)	reliable evaluation of the development expenses.

The initial measurement of the asset is the sum of expenses incurred starting on the date on which the development project meets the above criteria.

Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 have not been fulfilled to date and the application of this principle has resulted in all development costs being expensed as incurred in all periods presented.

Other intangible assets

The costs related to the acquisition of software licenses are recognized as assets on the basis of the costs incurred to acquire and to implement the software.

They are amortized using the straight-line method over a period of one to five years depending on the anticipated period of use.

An impairment is recorded when the asset’s carrying amount is greater than its recoverable value (see Note 4.8).

4.7 Property, plant and equipment

Property, plant and equipment are recorded at their acquisition cost, comprised of their purchase price and all the direct costs incurred to bring the asset to the location and working condition for its use as intended by the Company’s management.

Property, plant, and equipment are depreciated on the basis of the straight-line method over the estimated useful life of the property. The fixtures of property rented are depreciated over the term of their own lifetime or of the term of the rental agreement, whichever is shorter.

The depreciation periods used are the following:

PROPERTY, PLANT, AND EQUIPMENT ITEM	DEPRECIATION PERIOD
Industrial equipment	1 to 5 years
Fixtures and improvements in structures	3 to 10 years
Office equipment	3 years
Furniture	3 to 5 years

The useful lives of property, plant and equipment as well as any residual values are reviewed at each year end and, in the event of a significant change, result in a prospective revision of the depreciation pattern.

4.8 Impairment tests

According to IAS 36 Impairment of Assets (“IAS 36”), a loss in value must be recognized where the carrying value or the cash generating unit to which the asset belongs (if it is not possible to estimate the recoverable amount of the individual asset) is lower than its recoverable value.

The property, plant, and equipment and intangible assets that have a finite life are subject to an impairment test when the recoverability of their carrying value is called into question by the existence of indications of impairment. An impairment is recognized in the Consolidated Financial Statements up to the amount of the excess of the value over the recoverable value of the asset. The recoverable value of an asset corresponds to its fair value less costs to sell or its value in use, whichever is higher.

4.9 Financial assets and liabilities—Measurement and Presentation

The valuation and the accounting treatment of the financial assets and liabilities are defined by IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The Company does not use derivative instruments to hedge its currency exposure.

Loans and receivables

These instruments are initially recognized in the Consolidated Financial Statements at their fair value and then at the amortized cost calculated with the effective interest rate (“EIR”) method. The short-term receivables without an interest rate are valued at the amount of the original invoice, unless the application of an implicit interest rate has a material effect.

The loans and receivables are monitored for any objective indication of impairment. A financial asset is impaired if its carrying value is greater than its recoverable amount. The impairment is recognized in the statement of income (loss).

Assets at fair value through the statement of income (loss)

Financial assets are classified as at fair value through the statement of income (loss) when the financial asset is either held for trading or it is designated as such.

The assets considered to be held for trading purposes include the assets that the Company intends to resell in the near future in order to realize a capital gain, which is part of a managed portfolio of financial instruments classified as cash and cash equivalents for which there exists a practice of selling in the short term. The assets held for trading may also include assets voluntarily classified in this category, in a manner that is independent of the criteria listed above, in accordance with the fair value option accounting principle under IFRS.

Assets available for sale

The assets available for sale include, primarily, securities that do not meet the criteria of the definition of the other categories of financial assets. They are valued at their fair value, and the changes in value are recognized in other comprehensive income within shareholders’ equity.

The fair value corresponds to the market price for those securities that are listed on a stock exchange or to an estimate of the value for unlisted securities, determined on the basis of the financial criteria most appropriate for the specific security. When there is an objective indication of a significant or prolonged decline in the fair value, the accumulated impairment is recognized in the statement of income (loss).

Financial liabilities at the amortized cost

Loans and other financial liabilities are initially measured at their fair value less transaction costs directly attributable, and then at the amortized cost, calculated using the EIR method.

Presentation of financial assets and financial liabilities measured at fair value

In accordance with IFRS 13 Financial Statements: Disclosures, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

∎	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

∎	level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market; and

∎	level 3: fair value calculated using valuation techniques based wholly or partly on unobservable inputs such as prices in an inactive market or a valuation based on multiples for unlisted securities.

4.10 Inventories

In compliance with the IAS 2 Inventories, inventories are recognized at their cost or at their net realizable value, whichever is lower. Cost is determined on a First-In First-Out (FIFO) cost basis. Management periodically reviews the inventory for obsolescence and adjusts as necessary.

4.11 Cash and cash equivalents

The item “cash and cash equivalents” in the consolidated statement of financial position includes highly liquid securities for which the initial maturity is equal to or less than three months, considered equivalent to liquid assets. Cash equivalents are owned for the purpose of meeting short-term cash commitments rather than for the objective of investment or for other purposes. They are readily convertible into a known amount of cash and are subject to a negligible risk of change in value. Cash and cash equivalents are liquid assets that are available immediately, investments that can be liquidated immediately without a penalty and money market funds, which are readily convertible into a known amount of cash.

Cash equivalents are measured at their fair value, and the changes in value are recognized through financial income or loss.

4.12 Provisions

A provision is recognized where the Company has a current or implicit legal obligation resulting from a past event, where the obligation can be reliably estimated, and where it is probable that an outflow of resources representing economic benefits will be necessary to settle the obligation. The portion of a provision that becomes due in less than one year is recorded under current liabilities, and the balance under non-current liabilities. The provisions are discounted when the impact is material.

Provisions recognized in the consolidated statement of financial position mainly include obligations pertaining to retirement indemnities and provisions for risks.

Disclosure is made in the detailed notes on any contingent assets and liabilities where the impact is expected to be material, except where the probability of occurrence is low.

Provisions for retirement indemnities—defined benefit plans

The employees of the Company receive the retirement benefits stipulated by law in France:

∎	compensation paid by the Company to employees upon their retirement (defined-benefit plan); and

∎	a payment of retirement pensions by the social security agencies, which are financed by the contributions made by companies and employees (defined contribution plans in France).

For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method. According to this method, the cost of the retirement benefit is recognized in the statement of income (loss) so that it is distributed uniformly over the term of the services of the employees. The retirement benefit commitments are valued at the current value of the future payments estimated using, for discounting, the market rate for high quality corporate bonds with a term that corresponds to the estimated term for the payment of the benefits.

The Company appoints external actuaries to conduct an annual review of the valuation of these plans.

The difference between the amount of the provision at the beginning of a period and at the close of that period is recognized through profit or loss for the portion representing the costs of services rendered and the net interest costs, and through other comprehensive income for the portion representing the actuarial gains and losses.

The Company’s payments for the defined-contribution plans are recognized as expenses on the statement of income (loss) of the period in which they become payable.

Provisions for risks

The provisions for risks correspond to the commitments resulting from litigations and various risks whose due dates and amounts are uncertain.

The amount recognized in the Consolidated Financial Statements as a provision is the best estimate of the expenses necessary to extinguish the obligation.

4.13 Lease agreements

The leases involving property, plant, and equipment are classified as finance lease agreements when the Company bears substantially all the benefits and risks inherent in the ownership of the property. The assets that are covered under finance lease agreements are capitalized as of the beginning date of the rental agreement on the basis of the fair value of the rented asset or the discounted values of the future minimum payments, whichever is lower. Each rental payment is distributed between the debt and the financial cost in such a manner to determine a constant interest rate on the principal that remains due. The corresponding rental obligations, net of the financial expenses, are classified as financial liabilities. The property, plant, or equipment acquired within the framework of a finance lease agreement is amortized over the useful life or the term of the lease agreement, whichever is shorter.

The rental agreements for which a significant portion of the risks and advantages is preserved by the lessor are classified as operating leases. The payments made for these operating leases, net of any incentive measures, are recognized as expenses on the consolidated statement of income (loss) on a straight-line basis over the term of the agreement.

4.14 Share capital

Common shares are classified under shareholders’ equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recognized in shareholders’ equity as a deduction from the proceeds from the issue, net of tax.

4.15 Share-based payment

The Company has applied IFRS 2 Share-based payment (“IFRS 2”) to all equity instruments e.g. free shares (“AGA”), stock options (“SO”), share subscription warrants (“BSA”) and founder subscription warrants (“BSPCE”) granted since inception to its employees, members of the Board of Directors or other individuals. Pursuant to IFRS 2, the cost of the remuneration paid with equity instruments is recognized as an expense in exchange for an increase in the shareholders’ equity for the vesting period during which the rights to be enjoyed from the equity instruments are acquired. As such, changes in value subsequent to the grant date have no effect on this initial measurement.

Fair value is estimated using the Black-Scholes valuation model (for BSA 2014, BSPCE and SO valuation), Monte- Carlo valuation model (for AGA valuation) and Cox-Ross-Rubinstein valuation model (for BSA 2016 valuation). This allows the Company to take into account the characteristics of the plan (vesting price, vesting period), the market data at the grant date (risk-free rate, volatility, expected dividends), and recipient behavior assumptions.

4.16 Other income

Research tax credit

The research tax credit (Crédit d’Impôt Recherche or “CIR”) (the “Research Tax Credit”) is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures that meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or, as applicable, can be reimbursed in cash. The expenses taken into account for the calculation of the Research Tax Credit involve only research expenses.

The Company has received the Research Tax Credit since its inception.

The receivable in the consolidated statement of financial position as at December 31, 2016 includes the CIR for 2016 (see Note 6.6).

The CIR is presented under other income in the consolidated statement of income (loss) as it meets the definition of government grant as defined in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

Subsidies and conditional advances

Due to the innovative nature of its product candidate development programs, the Company has benefited from certain sources of financial assistance from Banque Publique d’Investissement (“BPI France”). BPI France provides financial assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.

The funds received by the Company are intended to finance its research and development efforts and the recruitment of specific personnel. The Company has received such funding in the form of non-refundable subsidies and conditional advances.

Subsidies

Subsidies received are grants that are not repayable by the Company and are recognized in the financial statements as operating income where there exists reasonable assurance that the Company will comply with the conditions attached to the subsidies and the subsidies will be received.

Subsidies that are upfront payments are presented as deferred revenue and recognized ratably through income over the duration of the research program to which the subsidy relates. A public subsidy that is to be received either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated future costs, is recognized in the Consolidated Financial Statements as other income when there exists reasonable assurance that the subsidies will be received.

Conditional advances

Funds received from BPI France in the form of conditional advances are recognized as financial liabilities, as the Company has a contractual obligation to reimburse BPI France for such conditional advances in cash based on a repayment schedule provided the conditions are complied with. Each award of an advance is made to help fund a specific development milestone. The details concerning the conditional advances are provided in Note 6.10. Receipts or reimbursements of conditional advances are reflected as financing transactions in the statement of cash flows.

The amount resulting from the benefit of conditional advances that do not bear interest at market rates is considered a subsidy. This benefit is determined by applying a discount rate equal to the rate the Company would have to pay for a bank borrowing over a similar maturity.

The implicit interest rate resulting from taking into account all the repayments plus the additional payments due in case of commercial success as described in Note 6.10 is used to determine the amount recognized annually as a finance cost.

In the event of a change in payment schedule of the stipulated repayments of the conditional advances, the Company recalculates the net book value of the debt resulting from the discounting of the anticipated new future cash flows at the initial effective interest rate. The adjustment that results therefrom is recognized in the consolidated statement of income (loss) for the period during which the modification is recognized.

The conditional advances that can be subject to this type of modification are the advances received from BPI France, presented in Note 6.10.

Partnership with Orphan Europe

As a result of its partnership agreement with Orphan Europe related to the development of AML, the Company re-invoices, with no margin, certain clinical costs incurred and invoiced to the Company by external providers.

In application of IAS 18 Revenue, the Company considers that, within the context of this partnership, it acts as agent regarding these reinvoiced external costs, as:

∎	The Company does not have primary responsibility for provision of the goods or service, the majority of services being provided by third parties, the most significant of which, the Contract Research Organization (“CRO”), directly invoices Orphan Europe. The Company is directly invoiced only for the secondary services.

∎	The Company bears no inventory risk.

∎	The Company has no capacity to determine prices, all of the external costs being reinvoiced for the exact amount of the initial invoice, with no margin, and it is not affected by any price changes applied by the suppliers.

∎	The Company bears a credit risk considered to be not significant.

Consequently, the re-invoicing of these external costs to Orphan Europe is presented as a decrease in corresponding research and development expenses incurred by the Company. For the years ended December 31, 2015 and 2016, the amount of external costs re-invoiced within the context of this partnership totaled €341 thousand and €358 thousand, respectively.

Within the context of this same agreement, the Company also invoiced certain internal clinical costs, such as personnel costs associated with the management of clinical trials, or personnel involved in the production of batches necessary for the AML clinical trial. These invoiced internal costs are classified by the Company as “other income” in the consolidated statement of income (loss) and amounted to €341 thousand and €237 thousand for the years ended December 31, 2015 and 2016, respectively.

4.17 Financial income and expense

Financial results relate to loans and other financial debts (notably overdrafts and finance leases) and includes interest expenses incurred on financial liabilities and the related amortization of debt issuance costs, and income received from cash and cash equivalents.

4.18 Income taxes

Current taxes

Considering the level of tax loss carryforwards not recognized, no current tax expense is recognized.

Deferred taxes

Except in specific cases, deferred taxes are calculated for the temporary differences between the carrying value of an asset or a liability and its tax value. Changes in the tax rates are recorded in the results of the financial year during which the rate change is decided. Deferred tax assets resulting from temporary differences or tax losses carried forward are limited to the deferred tax liabilities with the same maturity, except where their allocation on future taxable income is probable. Deferred taxes are calculated based on the most recent tax rates adopted at the date of each financial year-end.

Deferred tax assets and liabilities are not discounted and are classified in the consolidated statement of financial position under non-current assets and liabilities.

In addition, the Parent Company, as an entity incorporated in France, is subject to the territorial economic contribution (Contribution Economique Territoriale—CET), which combines the corporate real estate contribution (cotisation foncière des entreprises—CFE) and the corporate value added contribution (cotisation sur la valeur ajoutée des entreprises—CVAE):

∎	the corporate real estate contribution, the amount of which depends on property rental values and which can, where applicable, have a ceiling at a percentage of the value added, presents significant similarities to the former business tax and is recognized under operating expenses; and

∎	the corporate value added contribution meets, based on the Company’s analysis, the definition of an income tax as established under IAS 12 Income Taxes (“IAS 12”) paragraph 2 (“taxes owing based on taxable income”). To enter within the scope of IAS 12, a tax must be calculated based on a net amount of income and expenses, and this net amount can be different from the net book results. The Company has judged that the corporate value added contribution satisfies the characteristics outlined in this conclusion, insofar as the value added constitutes the intermediate level of income that systematically serves as the basis, according to French tax law, for determining the amount owing in relation to the corporate value added contribution.

In conformity with the provisions of IAS 12, qualification of the corporate value added contribution as an income tax leads to the recognition of deferred taxes relative to temporary differences existing at year end, with a contra-entry of a net expense in that year’s statement of net income (loss). Where applicable, this deferred tax expense is presented on the line income tax. For the moment, the Company does not pay the CVAE.

4.19 Earnings per share

The basic earnings per share are calculated by dividing the Company’s net income (loss) by the weighted average number of shares in circulation during the corresponding period.

The diluted earnings per share are calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options, free shares and founder subscription warrants as detailed in note 5.3 and 6.8.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share. Thus, basic and diluted loss per share are equal as all equity instruments, representing 626,000 potential additional ordinary shares issued have been considered anti-dilutive.

4.20 Segment reporting

In accordance with IFRS 8 Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chief Executive Officer and Chairman of the Board of Directors) to allocate resources and to assess performance.

The Company operates in a single operating segment: the conducting of research and development in the area of treatment of acute leukemia and other orphan diseases in order to market them in the future. The assets, liabilities, and operating loss realized are primarily located in France.

4.21 Off-balance sheet commitments

The Company has defined and implemented monitoring for its off-balance sheet commitments so as to know their nature and object. Off-balance sheet items identified mainly relate to:

∎	future costs relate to clinical trials for which recruitment has begun; and

∎	operating leases, purchase and investment commitments.

4.22 Events After the Reporting Period

The consolidated statement of financial position and the consolidated statement of income (loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the Consolidated Financial Statements are approved and authorized for issuance by the Board of Directors.

The Company evaluated subsequent events that occurred after December 31, 2016 through the date of approval and authorization of issuance of the Consolidated Financial Statements and determined that there are no significant events that require adjustments or disclosure in such Consolidated Financial Statements.

In April 2017, the Company conducted a private placement with institutional investors in the United States and in Europe, raising €70.5 million (in gross proceeds).

5. NOTES RELATED TO THE CONSOLIDATED STATEMENT OF INCOME (LOSS)

5.1 Operating income

Operating income consists of the following:

	FOR THE YEAR ENDED DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Research Tax Credit	2,219	3,347
Subsidies	368	463
Other income	341	327

Total	2,929	4,138

The operating income was primarily generated by the CIR research tax credit, and the subsidies associated with the preclinical research programs in partnership with BPI France.

Other income totaled €341 thousand and €327 thousand in 2015 and 2016, respectively, representing the re-invoicing to Orphan Europe of the certain internal costs incurred by the Company within the context of the Company’s AML clinical studies in 2015 and 2016.

The increase of Research Tax Credit and subsidies are related to the increase in research and development activities and costs over the two periods.

The Company received an additional subsidy for the TEDAC program as of December 31, 2016 in the amount of €463 thousand.

5.2 Operating expenses by nature

FOR THE YEAR ENDED DECEMBER 31, 2015 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL
Consumables	1,040	244	796	—	36	1,076
Rental and maintenance	462	204	259	—	304	767
Services, subcontracting, and fees	4,475	1,539	2,570	366	3,022	7,497
Personnel expenses	3,977	1,506	2,384	87	1,627	5,603
Other	572	56	513	3	2,627	3,200
Depreciation and amortization expense	250	26	224	—	120	369

Total	10,776	3,575	6,745	456	7,736	18,512

FOR THE YEAR ENDED DECEMBER 31, 2016 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL
Consumables	2,071	917	1,153	—	66	2,136
Rental and maintenance	645	161	484	—	511	1,156
Services, subcontracting, and fees	11,409	2,547	8,410	453	2,793	14,203
Personnel expenses	5,282	1,173	4,070	39	2,713	7,995
Other	35	8	27	—	577	613
Depreciation and amortization expense	277	25	252	—	148	425

Total	19,720	4,831	14,397	491	6,808	26,528

The increase in research and development expenses in 2016 of €8,944 thousand is primarily related to:

∎	the increase of external services amounting to €6,934 thousand for the development of the TEDAC program and costs incurred in relation with the MAA submission; and

∎	the increase of personnel expenses by €1,305 thousand (see below Note 5.3).

The decrease in general and administrative expenses for an amount of €928 thousand is due to warrants (BSA2014) granted to the Board of Directors, which amounted to €1,593 thousand in 2015.

5.3 Personnel expenses

The personnel expenses are detailed as follows:

FOR THE YEAR ENDED DECEMBER 31, 2015 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL

Wages and salaries	2,235	953	1,238	43	896	3,131
Share-based payments	822	126	678	19	301	1,124
Social security expenses	920	427	468	25	429	1,349

Total personnel expenses	3,977	1,506	2,384	87	1,627	5,603

FOR THE YEAR ENDED DECEMBER 31, 2016 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL

Wages and salaries	3,371	688	2,670	13	1,486	4,857
Share-based payments	688	136	532	6	490	1,178
Social security expenses	1,224	350	868	19	736	1,960

Total personnel expenses	5,282	1,173	4,070	39	2,713	7,995

The increase in personnel expenses of €2,392 thousand is mainly due to the increase in wages and salaries of the subsidiary ERYTECH Pharma, Inc. in the amount of €1,194 thousand and the Parent Company in the amount of €1,198 thousand following the increase in headcount (73 employees in 2016 and 49 employees in 2015).

Share-based payments (IFRS 2)

Share-based awards have been granted to the senior management, to certain employees, as well as to members of the Board of Directors in the form of BSAs, SOs, AGAs or BSPCEs. The Board of Directors has been authorized by the general meeting of the shareholders to grant warrants in the form of AGA, SO, BSA and BSPCE through the following three plans:

2012 Plan

Within the scope of the BSA2012 plan, the Board of Directors meetings of April 29, 2015 and August 3, 2015 allocated respectively 2,150 and 3,585 BSA2012 to the directors without acquisition conditions.

Allocation of 2,150 BSA on April 29, 2015.

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €31.19 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the BSA);

∎	Risk-free rate: (0.07)% (in line with the zero coupon government bond rates curve);

∎	Expected dividends: 0%;

∎	Volatility: 20.5% based on the historical volatility observed on the NextBiotech index; and

∎	Expected maturity: 2.5 years.

The fair value of warrants allocated in April 2015 in relation to the 2012 plan was valued at €512 thousand and was fully recognized in the consolidated statement of income (loss) for 2015 (G&A expenses) in the absence of vesting conditions.

Allocation of 3,585 BSA on August 31, 2015.

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €37.52 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the BSA);

∎	Risk-free rate: (0.08)% (in line with the zero coupon government bond rates curve);

∎	Expected dividends: 0%;

∎	Volatility: 22.5% based on the historical volatility observed on the NextBiotech index; and

∎	Expected maturity: 2.36 years.

The fair value of warrants allocated in August 2015 in relation to the 2012 plan was valued at €1,081 thousand and was fully recognized in the consolidated statement of income (loss) for 2015 (G&A expenses) in the absence of vesting conditions.

At the end of 2015, the subscription warrants for the 2012 plan are as follows:

TYPES OF SECURITIES	BSPCE2012	BSA2012
Number of warrants that the Company is authorized to issue, for all types of warrants	45,050
Number of warrants granted	33,788	10,760
Number of warrants exercised	16,352	5,525
Date of General Meeting	May 21, 2012
Exercise price per new share subscribed (in €)	€ 7.362
Final date for exercising warrants	May 20, 2020
Parity	1 warrant for 10 shares
General conditions of exercise	The warrants are exercisable as of their acquisition date
Maximum number of new shares that can be issued	231,730

2014 Plan

On January 22, 2014, the Board of Directors used the delegation granted by the mixed general shareholders meeting of April 2, 2013, to grant a free allocation of 22,500 founder share subscription warrants (hereinafter entitled BSPCE2014) to ERYTECH senior management (12,000) and to certain employees (10,500). 3,000 BSPCE2014 were converted to BSA2014.

Within the scope of the BSPCE2014 / BSA2014 plans, the Board of Directors at its meeting on May 6, 2016 allocated 5,000 BSPCE2014 to its employees.

At the end of 2016, the subscription warrants for the 2014 plan are as follows:

TYPES OF SECURITIES	BSPCE2014	BSA2014
Number of warrants that the Company is authorized to issue, for all types of warrants	22,500
Number of warrants granted	19,500	3,000
Number of warrants exercised	195	0
Number of obsolete warrants	1,090	0
Date of General Meeting	January 22, 2014 and May 6, 2016
Exercise price per new share subscribed (in €)	€12.250
Final date for exercising warrants	January 22, 2024
Parity	1 warrant for 10 shares
General conditions of exercise	The warrants are exercisable as of their acquisition date
Maximum number of new shares that can be issued	212,150

In the event of a beneficiary departure from the Company for any reason whatsoever, this beneficiary shall retain the BSPCE2014 to which he or she subscribed prior to his or her departure. However, in the event of a beneficiary departure from the Company, for any reason whatsoever, prior to subscription of the BSPCE2014 to which the beneficiary has a right, the BSPCE2014 will be forfeited. In this situation, the BSPCE2014 not subscribed may be re-allocated to other beneficiaries within the same category and/or replacing the person who left the Company.

Following the resignation of Yann Godfrin in January 2016, 1,000 BSPCE2014 of the 3,000 BSPCE2014 initially allocated has been forfeited.

In compliance with IFRS 2, the Company performed a valuation of the BSPCE2014 granted to senior management, and used the Black-Scholes measurement model to perform this valuation.

The main assumptions used to determine the fair value of the 5,000 BSPCE2014 allocated to employees are:

∎	Price of the underlying share: €24.75 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the BSPCE);

∎	Risk-free rate: between (0.18)% and (0.11)% according to the tranches (according to the zero coupon government bond rates curve);

∎	Expected dividends: 0%;

∎	Volatility: 21.25% to 22.27% based on the historical volatility observed on the NextBiotech index; and

∎	Expected maturity: between 5 and 5.51 years in function of the tranches allocated.

The residual fair value of the plan was estimated at €636 thousand. This expense will be recorded gradually over the duration of the two-year plan in accordance with IFRS 2 (graded vesting method). A personnel expense of €498 thousand was recognized in the consolidated statement of income (loss) (R&D expense for €417 thousand and G&A expense for €81 thousand), for the year ended December 31, 2016.

2016 Plan

On October 3, 2016, the Board of Directors used the delegation granted by the mixed general shareholders’ meeting of June 24, 2016, to grant a free allocation including a service condition of 111,261 free shares (hereinafter entitled AGA2016) to ERYTECH senior management and employees, 44,499 stock options (hereinafter entitled SO2016) to ERYTECH Pharma, Inc. employees and 45,000 share subscription warrants (hereinafter entitled BSA2016) to members of the Board of Directors.

At the end of 2016, the subscription warrants, stock options and free shares for the 2016 plan are as follows:

TYPES OF SECURITIES	AGA2016	SO2016	BSA2016
Number of shares that the Company is authorized to issue	350,000
Number of free shares / stock options / warrants granted	111,261	44,499	45,000
Date of General Meeting	October 3, 2016
Number of tranches	3	2	2
Vesting period	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 1 year Tranche 2: 2 years
General conditions of exercise	Tranche 1: 1 year Tranche 2 and 3: NA	NA	NA
Maximum number of new shares that can be issued	111,261	44,499	45,000

Allocation of 111,261 free shares (AGA2016) on October 3, 2016

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €18.52 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the AGA);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 45% based on the historical volatility observed on the ERYP index; and

∎	Repo margin: 5%.

The fair value of the free share plan was estimated at €974 thousand. This expense will be recorded gradually over the duration of the three-year free share plan in accordance with IFRS 2 (graded vesting method). An expense of €151 thousand was recognized in the consolidated statement of income (loss), under R&D personnel expenses for €61 thousand and under G&A personnel expenses for €90 thousand, for the year ended December 31, 2016.

Allocation of 44,499 stock options (SO2016) on October 3, 2016

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €18.52 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the AGA);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 45% based on the historical volatility observed on the ERYP index; and

∎	Repo margin: 5%.

The fair value of the plan was estimated at €202 thousand. This expense will be recorded gradually over the duration of the three-year plan in accordance with IFRS 2 (graded vesting method). An expense of €22 thousand was recognized in the consolidated statement of income (loss) under R&D personnel expenses for the year ended December 31, 2016.

Allocation of 45,000 share subscription warrants (BSA2016) on October 3, 2016

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €18.52 (based on the quoted market price of the ordinary shares of the Company as of the date of the meeting of the Board of Directors that granted the AGA);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 45% based on the historical volatility observed on the ERYP index; and

∎	Repo margin: 5%.

The fair value of the plan was estimated at €198 thousand. This expense will be recorded gradually over the duration of the two-year plan in accordance with IFRS 2 (graded vesting method). An expense of €37 thousand was recognized in the consolidated statement of income (loss) under G&A expenses for the year ended December 31, 2016.

5.4 Depreciation and amortization expense

	FOR THE YEAR ENDED DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Clinical studies	224	252
Other research and development expenses	26	25

Research and development expenses	250	277
General and administrative expenses	39	148

Total	288	425

5.5 Financial income and expense

	FOR THE YEAR ENDED DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Interest expense on finance leases	(5)	(4)
Interest expense related to conditional advances	(25)	—
Other financial expenses	(34)	(66)

Total financial expense	(64)	(70)

Income from short term deposits	523	545
Other financial income	108	13

Total financial income	631	558

	567	488

Other financial expenses are related to foreign exchange losses related to purchases of services in U.S. dollars.

Financial income consists of interest accrued on short term deposits as well as foreign exchange gains related to purchases of services in U.S. dollars.

5.6 Income tax

Reconciliation of effective tax rate

	FOR THE YEAR ENDED DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Loss before tax	(15,016)	(21,902)
Theoretical tax expense or income	5,170	7,541
Current year loss not capitalized	(5,001)	(8,303)
CICE (employment and competitiveness tax credit) not included in taxable income	18	24
Research tax credits	764	1,144
Tax rate differences	(7)	(51)
Share-based compensation expense	(935)	(398)
Other differences	(6)	33

Effective tax (loss)/income	3	(10)

Net operating losses are recognized as a deferred tax asset to the extent that a deferred tax liability exists.

Loss carryforwards are recorded in the limit of deferred tax liabilities.

As of December 31, 2015 and 2016, the amount of accumulated tax loss carryforwards since inception was €59,682 thousand and €80,281 thousand, respectively with no expiration date.

6. NOTES RELATED TO THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1 Intangible assets

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Other intangible assets	184	209

Total historical cost	184	209

Accumulated amortization of other intangible assets	(122)	(152)

Total accumulated amortization and depreciation	(122)	(152)

Total, net	61	57

6.2 Property, plant and equipment

At December 31, 2016, property, plant and equipment are composed as follows:

(Amounts in thousands of euros)	AS OF JANUARY 1, 2016	INCREASE	DECREASE	AS OF DECEMBER 31, 2016
Laboratory equipment	974	—	—	974
Assets under construction	44	862	(44)	862
Plant, equipment, and tooling	727	123	—	850
General equipment, fixtures and fittings	1,079	387	—	1,466
Office equipment and computers	134	397	—	531

Total gross value	2,958	1,770	(44)	4,684

Accumulated depreciation of laboratory equipment	(831)	(51)	—	(882)
Accumulated depreciation of plant, equipment and tooling	(426)	(98)	—	(523)
Accumulated depreciation of general equipment, fixtures and fittings	(733)	(175)	—	(909)
Accumulated depreciation of office equipment and computers	(51)	(74)	—	(125)

Total accumulated depreciation	(2,041)	(398)	—	(2,439)

Total net value	918	1,372	(44)	2,245

Property, plant and equipment held under finance leases amounted to €143 thousand and €203 thousand as of December 31, 2015 and 2016, respectively. The Company has initiated an improvement in its manufacturing process. This project has completed a new engineering level and related costs incurred amounted to €1,480 thousand in 2016, of which €830 thousand were capitalized as an asset.

At December 31, 2015, property, plant and equipment are composed as follows:

(Amounts in thousands of euros)	AS OF JANUARY 1, 2015	INCREASE	DECREASE	AS OF DECEMBER 31, 2015
Laboratory equipment	974			974
Assets under construction	112	29	(98)	44
Plant, equipment, and tooling	617	110	—	727
General equipment, fixtures and fittings	959	120	—	1,079
Office equipment and computers	76	59	—	134

Total gross value	2,738	318	(98)	2,958

Accumulated depreciation of laboratory equipment	(753)	(78)	—	(831)
Accumulated depreciation of plant, equipment and tooling	(346)	(79)	—	(426)
Accumulated depreciation of general equipment, fixtures and fittings	(636)	(98)	—	(733)
Accumulated depreciation of office equipment and computers	(36)	(15)	—	(51)

Total accumulated depreciation	(1,771)	(270)		(2,041)

Total net value	967	48	(98)	918

6.3 Other non-current financial assets

The other non-current financial assets correspond to deposits paid in relation to the rental of the Company’s premises for €97 thousand and €132 thousand as of December 31, 2015 and 2016, respectively.

6.4 Inventories

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Production inventory	79	71
Laboratory inventory	87	74

Total inventory	166	145

6.5 Trade and other receivables

The receivables relate mainly to the receivables on Orphan Europe in regards to the re-invoicing by the Company of costs incurred by the Company related to the clinical studies of AML 2012-10 and NOPHO and amounted to €424 thousand and €218 thousand as of December 31, 2015 and 2016, respectively.

6.6 Other current assets

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Research Tax Credit	3,743	3,321
Tax receivables (e.g.VAT) and other receivables	1,190	863
Cash to be received from bank related to exercise of warrants	553	—
Prepayments	220	339

Total	5,705	4,524

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 4.16, the Research Tax Credit is recognized in the consolidated statement of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

The tax authorities commenced a tax audit in October 2015, related to the tax receivables and the 2014 and 2015 CIR. The tax audit was concluded in February 2016 with no major reassessment from the tax authorities. The Company collected the 2014 and 2015 CIR receivables in 2016. The amount as of December 31, 2016 is the CIR receivable for the 2016 period.

Prepayments relate to the Company’s building leases through the first quarter of 2017.

6.7 Cash and cash equivalents

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Cash and cash equivalents	45,634	37,646

Total cash and cash equivalents as reported in statement of financial position	45,634	37,646

Bank overdrafts	—	—

Total cash and cash equivalents as reported in statement of cash flow	45,634	37,646

At December 31, 2015, the cash position is composed of the following items: (i) €20.2 million in current accounts and (ii) €25.4 million in term deposits, with maturities of one month to three years, but readily available without penalty subject to a 32-day notice.

At December 31, 2016, the cash position is composed of the following items: (i) €10.6 million in current accounts and (ii) €27.0 million in term deposits, with maturities of one month to three years, but readily available without penalty subject to a 32-day notice.

6.8 Shareholders’ equity

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Company’s capital structure consists of financial liabilities as detailed in Notes 6.10 offset by cash and bank balances and equity (comprising issued capital, reserves and retained earnings). The Company is not subject to any externally imposed capital requirements.

As of December 31, 2015, the capital of the Parent Company consisted of 7,924,611 shares, fully paid up, with a nominal value of €0.10. Following the private placement completed in December 2016, as well as the exercise of subscription warrants, the capital was increased to 8,732,648 shares with a nominal value of €0.10 as at December 31, 2016.

Share Capital Roll-Forward (In Number of Shares)

NATURE OF TRANSACTIONS	NUMBER OF SHARES
Balance as of January 1, 2015	6,882,761

Exercise of share warrants	101,850
Private placement with institutional investors	940,000

Balance as of January 1, 2016	7,924,611

Exercise of share warrants	14,160
Private placement with institutional investors	793,877

Total as of December 31, 2016	8,732,648

The costs of issuing ordinary shares amounted to €94 thousand and were deducted from the share premium increase. These costs were related to bank fees, legal counsels, advisors and auditors fees.

At December 31, 2016, the Company held 2,500 treasury shares at a weighted price of €13.00, i.e., €34 thousand (2,500 treasury shares at a weighted price of €28.40, i.e., €71 thousand at December 31, 2015).

Basic earnings per share and diluted earnings (loss) per share

	FOR THE YEAR ENDED DECEMBER 31,
	2015	2016
Net loss (in thousands of euros)	(15,013)	(21,913)
Weighted number of shares for the period	6,957,654	7,983,642
Basic loss per share (€/share)	(2.16)	(2.74)

Diluted loss per share (€/share)	(2.16)	(2.74)

At December 31, 2015 and 2016, the potential shares that could be issued within the context of exercising warrants issued (455,330 and 626,000 as at December 31, 2015 and 2016, respectively) were not taken into consideration in the calculation of the diluted earnings, as their effect would be anti-dilutive.

6.9 Provisions

The provisions can be broken down as follows:

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Provision for retirement indemnities	100	163
Provisions for disputes	81	—

Total	181	163

The regime for retirement indemnities applicable at the Parent Company, is defined by the collective agreement for the pharmaceutical industry in France.

The Company recognizes actuarial differences in other comprehensive income. The pension commitments are not covered by plan assets. The portion of the provision for which the maturity is less than one year is not significant.

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	2015	2016
Discount rate	2.03%	1.36%
Wage increase	2%	2%
Social welfare contribution rate	Non-executive 44%	Non-executive 44%
	Executive 54%	Executive 54%
Expected staff turnover	0-10%	0-10%
Age of retirement:	65-67 years	65-67 years
Mortality table	INSEE 2014	INSEE 2014

The Company has settled a dispute with BPI France related to the GR-SIL subsidy for €81 thousand as well as the residual conditional advance for €23 thousand. The reimbursement was made in January 2016 for €104 thousand.

The breakdown of provisions is as follows:

(Amounts in thousands of euros)	OPENING	OTHER (1)	PROVISIONS	REVERSALS	CLOSING
Period from January 1 to December 31, 2015
Retirement indemnity provision	89	8	20	—	100
Provision for disputes	—	—	81		81

Net closing balance	89	8	101	—	181

Period from January 1 to December 31, 2016
Retirement indemnity provision	100	30	33	—	163
Provision for disputes	81	—	—	81	—

Net closing balance	181	30	33	81	163

(1)	The “Other” differences relate to actuarial gains and losses.

6.10 Financial liabilities

Financial liabilities by type

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Financial liabilities related to finance leases	144	204
Bank overdrafts	—	—
Conditional advances	563	1,182
Bank loans	—	1,480

Total financial liabilities	708	2,865

Financial liabilities by maturity

Maturity dates of financial liabilities as of December 31, 2015 are as follows:

(Amounts in thousands of euros)	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	MORE THAN FIVE YEARS	TOTAL
Financial liabilities
Conditional advances	501	63	—	—	563
Liabilities related to leases	56	88	—	—	144

Total financial liabilities	557	151	—	—	708

Maturity dates of financial liabilities as of December 31, 2016 are as follows:

(Amounts in thousands of euros)	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	MORE THAN FIVE YEARS	TOTAL
Financial liabilities
Bank loans	—	1,480	—	—	1,480
Conditional advances	—	—	—	1,182	1,182
Liabilities related to leases	50	154	—	—	204

Total financial liabilities	50	1,634	—	1,182	2,865

The Company has received a bank loan amounting to €1,900 thousand with Societe Generale with a 0.4% interest rate and 36-monthly repayment terms to finance its investments.

The conditional advances from public authorities relate to contracts with BPI France. The Company has three contracts related to conditional advances with BPI France. These advances are not interest-bearing and are 100% repayable (nominal value) in the event of technical and/or commercial success.

Under IFRS, the fact that a conditional advance does not require an annual interest payment is akin to obtaining a zero-interest loan, i.e., more favorable than market conditions. The difference between the amount of the advance at its historical cost and that of the advance discounted at the risk-free rate (10 year forward bonds) increased by an estimated credit spread is considered to be a grant received from the State. These grants are recognized in the consolidated statement of net income (loss) over the estimated duration of the projects financed by these advances.

The portion of the conditional advances due in more than one year is recorded under financial debts—non-current portion, while the portion due in less than one year is recorded under financial debts—current portion.

Since its creation, the Company has received 3 conditional advances from BPI France, repayable under certain conditions. The main terms of the agreements as well as the balances as of December 31, 2015 and 2016, respectively are presented below:

CONDITIONAL ADVANCES (Amounts received/paid in thousands of euros)	€
Conditional advance granted by BPI France / Pancreas project	735
Conditional advance granted by BPI France / GR-SIL project	81
Conditional advance granted by BPI France / TEDAC project	63
Total conditional advances granted by BPI France as of December 31, 2012 (nominal value)	879
Effect of the discount	(122)

Total conditional advances granted by BPI France as of December 31, 2012 (present value)	757

Repayment in 2013	(115)
Of which BPI France / Pancreas project	(100)
Of which GR-SIL project	(15)
Interest capitalized in 2013	52

Conditional advances due as of December 31, 2013	694

Repayment in 2014	(184)
Of which BPI France / Pancreas project	(150)
Of which GR-SIL project	(34)
Interest capitalized in 2014	39

Conditional advances due as of December 31, 2014	549

Repayment in 2015	(9)
Interest capitalized in 2015	23

Conditional advances due as of December 31, 2015	563

Repayment in 2016	(508)
Of which BPI France / Pancreas project	(485)
Of which GR-SIL project	(23)
Conditional advance granted by BPI France / TEDAC project	1,119
Interest capitalized in 2016	7

Conditional advances due as of December 31, 2016	1,182

BPI France / Pancreas

The first conditional advance, granted by BPI France for a total amount of €735 thousand, related to the development of a new treatment against pancreatic cancer through the administration of allogenic red blood cells incorporating L-asparaginase program.

This conditional advance was received in 3 phases:

∎	€294 thousand upon signature of the agreement (paid in 2008);

∎	€294 thousand upon calls for funds (paid in 2010); and

∎	balance upon completion of work after acceptance of the finalization of the program by BPI France (paid in 2011).

The repayment of this conditional advance was according to a fixed payment schedule that ended on June 30, 2016.

The Company has undertaken to repay the entire conditional advance according to the following payment schedule:

∎	€100 thousand at the latest on June 30, 2013;

∎	€150 thousand at the latest on June 30, 2014;

∎	€225 thousand at the latest on June 30, 2015; and

∎	€260 thousand at the latest on June 30, 2016.

As at December 31, 2016, all the amounts due had been reimbursed.

BPI France / GR-SIL

The second conditional advance, granted by BPI France, which provided for a total amount of €135 thousand, concerns a program for the preclinical validation of the encapsulation of interfering RNA for therapeutic use in red blood cells, notably to limit inflammation of the cirrhotic liver and/or prevent the development of hepatocellular carcinomas.

This conditional advance provided for payment in 4 phases:

∎	€40.5 thousand upon signature of the agreement (paid in 2009);

∎	€40.5 thousand upon calls for funds (paid in 2010);

∎	€27 thousand upon calls for funds; and

∎	balance upon completion of work with acceptance of the finalization of the program by BPI France.

The Company has received €81 thousand from BPI France under this program. As the work corresponding to this program is currently terminated, the Company will not receive the last two payments of €27 thousand.

The repayment of this conditional advance was made according to a fixed payment schedule that ended on June 30, 2016.

The Company has undertaken to repay the entire conditional advance according to the following payment schedule:

∎	€7.5 thousand at the latest on September 30, 2013;

∎	€7.5 thousand at the latest on December 31, 2013;

∎	€7.5 thousand at the latest on March 31, 2014;

∎	€7.5 thousand at the latest on June 30, 2014;

∎	€9.25 thousand at the latest on September 30, 2014;

∎	€9.25 thousand at the latest on December 31, 2014;

∎	€9.25 thousand at the latest on March 31, 2015;

∎	€9.25 thousand at the latest on June 30, 2015; and

∎	€14 thousand at the latest on September 30, 2015.

The Company has reimbursed the entire amount of the conditional advance in January 2016 for €23 thousand and also reimbursed the related subsidy of €81 thousand to settle the dispute with BPI France.

BPI France / TEDAC

The third conditional advance, granted by BPI France within the scope of the TEDAC project, is for a total amount of €4,895 thousand. This conditional advance is paid upon completion of the following key milestones:

∎	€62,607 upon signature of the agreement (paid in 2012);

∎	€1,118,928 upon the achievement of milestone number four; and

∎	the remainder upon calls for funds when key milestones are reached (not yet received).

The Company undertakes to repay BPI France initially:

a)	an amount of €5,281 thousand upon achieving cumulative sales (excluding VAT) equal to or greater than €10 million, according to the following payment schedule:

∎	€500 thousand at the latest on June 30 of the first year in which the cumulative sales condition is achieved;

∎	€750 thousand at the latest on June 30 of the second year;

∎	€1,500 thousand at the latest on June 30 of the third year; and

∎	€2,531 thousand at the latest on June 30 of the fourth year.

b)	and, where applicable, an annuity equal to 50% of the income generated through the sale of intellectual property rights resulting from the project, within the limit of a total repayment of €5.3 million.

In a second phase, when the cumulative sales reach €60 million, the Company undertakes to pay BPI France 2.5% of sales generated by the products developed within the project, limited to a total amount of €15 million over 15 years.

6.11 Other current liabilities

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Taxation and social security	1,241	1,465
Deferred revenue	—	—
Other payables	71	—

Total other current liabilities	1,311	1,465

6.12 Related parties

Gil Beyen is the Chief Executive Officer of the Company and Jérome Bailly is the Company’s chief pharmacist and the Qualified Person. The other related parties are members of the Board of Directors. Eric Soyer became the Company’s Chief Financial Officer and Chief Operating Officer in September 2015 and took over from Pierre-Olivier Goineau as treasurer and secretary of the Company’s subsidiary, ERYTECH Pharma, Inc.

The remuneration of directors and other members of key management personnel during the year was as follows:

	AS OF DECEMBER 31,
(Amounts in thousands of euros)	2015	2016
Short term benefits	1,144	702
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payments	1,994	226
Termination benefits	—	—

Total	3,138	928

The Company has no other related parties.

6.13 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

AS OF DECEMBER 31, 2015	CARRYING AMOUNT ON THE STATEMENT OF FINANCIAL POSITION (1)	FAIR VALUE THROUGH PROFIT AND LOSS	LOANS AND RECEIVABLES	DEBT AT AMORTIZED COST	FAIR VALUE
(Amounts in thousands of euros)
Non-current financial assets	97	—	97	—	97
Trade and other receivables	424	—	424	—	424
Other current assets	5,705	—	5,705	—	5,705
Cash and cash equivalents (2)	45,634	45,634	—	—	45,634

Total financial assets	51,860	45,634	6,226	—	51,860

Financial liabilities—non-current portion (3)	151	—	—	151	151
Financial liabilities—current portion (3)	557	—	—	557	557
Trade payables and related accounts	3,672	—	—	3,672	3,672

Total financial liabilities	4,380	—	—	4,380	4,380

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 and level 2 measurements, respectively.
(3)	The fair value of financial liabilities is determined using level 2 measurements.

AS OF DECEMBER 31, 2016	CARRYING AMOUNT ON THE STATEMENT OF FINANCIAL POSITION (1)	FAIR VALUE THROUGH PROFIT AND LOSS	LOANS AND RECEIVABLES	DEBT AT AMORTIZED COST	FAIR VALUE
(Amounts in thousands of euros)
Non-current financial assets	132	—	132	—	132
Trade and other receivables	218	—	218	—	218
Other current assets	4,524	—	4,524	—	4,524
Cash and cash equivalents (2)	37,646	37,646	—	—	37,646

Total financial assets	42,520	37,646	4,874	—	42,520

Financial liabilities—non-current portion (3)	2,816	—	—	2,816	2,816
Financial liabilities—current portion (3)	50	—	—	50	50
Trade payables and related accounts	4,832	—	—	4,832	4,832

Total financial liabilities	7,697	—	—	7,697	7,697

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using level 1 and level 2 measurements, respectively.
(3)	The fair value of financial liabilities is determined using level 2 measurements.

7. MANAGEMENT OF FINANCIAL RISKS

The principal financial instruments held by the Company are securities that are classified as cash and cash equivalents. The purpose of holding these instruments is to finance the ongoing business activities of the Company. It is not the Company’s policy to invest in financial instruments for speculative purposes. The Company does not utilize derivatives.

The principal risks to which the Company is exposed are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.

Liquidity risk

The Company has been structurally loss-generating since its creation. The net cash flows used by the Company’s operating activities were €15 million and €18 million for the years ended December 31, 2015 and 2016, respectively.

The Company does not believe that it is exposed to short-term liquidity risk, considering the cash and cash equivalents that it had available as of December 31, 2016, amounting to €37.6 million which was primarily cash at hand and term deposits that are convertible into cash immediately without penalty. Management believes that the amount of cash and cash equivalents available is sufficient to fund the Company’s planned operations through the next twelve months.

Historically, the Company has financed its growth by strengthening its shareholders’ equity in the form of capital increases and the issue of convertible bonds. The Company believes that the capital increase associated with its initial public offering on Euronext Paris in May 2013, as well as the capital increases completed in 2014, 2015 and 2016, enable the Company to continue as a going concern for at least the twelve month period ending December 31, 2017.

The contractual cash flows of the financial liabilities as at December 31, 2015 and 2016 are as follows:

		CONTRACTUAL CASH FLOWS
AS OF DECEMBER 31, 2015	BOOK VALUE	TOTAL	LESS THAN ONE YEAR	ONE TO FIVE YEARS
(Amounts in thousands of euros)
Financial liabilities
Conditional advances	563	570	507	63
Liabilities related to finance leases	144	149	59	91
Trade payables and related accounts	3,672	3,672	3,672	—

Total financial liabilities	4,380	4,392	4,238	153

		CONTRACTUAL CASH FLOWS
AS OF DECEMBER 31, 2016	BOOK VALUE	TOTAL	LESS THAN ONE YEAR	ONE TO FIVE YEARS
(Amounts in thousands of euros)
Financial liabilities
Bank loans	1,480	1,480	—	1,480
Conditional advances	1,182	1,182	—	1,182
Liabilities related to finance leases	204	218	95	123
Trade payables and related accounts	4,832	4,832	4,832	—

Total financial liabilities	7,697	7,712	4,927	2,785

Foreign currency exchange risk

The Company’s functional currency is the euro. However, a significant portion of about 23% of its operating expenses is denominated in U.S. dollars (agency office in Cambridge, Massachusetts, cooperation relating to the production of clinical batches with the American Red Cross, business development consultants, consultants for the development of clinical trials in the United States, and various collaborations relating to tests and clinical projects in the United States). As a result, the Company is exposed to foreign exchange risk inherent in operating expenses incurred. The Company does not currently have revenues in euros, dollars nor in any other currency. Due to the relatively low level of these expenditures, the exposure to foreign exchange risk is unlikely to have a material adverse impact on the results of operations or financial position of the Company. However, this dependency is expected to increase, as the Company expects to perform clinical trials in the United States and, in the longer term, sell on this market. The Company will opt to use exchange rate hedging techniques.

Expenses in U.S. dollars totaled $6,242 thousand during 2016. However, the EUR/USD rate fell considerably at the period end, reaching $1.0541 per €1 at December 31, 2016. As noted in Note 4.9, the Company does not use derivative financial instruments to hedge the foreign currency exchange risk.

As the Company further increases its business, particularly in the United States, the Company expects to face greater exposure to exchange rate risk.

Interest rate risk

The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated.

The Company’s currently outstanding bank loan bears interest at a fixed rate, and therefore the Company is not subject to interest rate risk with respect to this loan.

The repayment flows of the conditional advances from BPI France are not subject to interest rate risk.

Credit risk

The credit risk related to the Company’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions.

Inflation risk

The Company does not believe that inflation has had a material effect on its business, financial condition or results of operations. If its costs were to become subject to significant inflationary pressures, it may not be able to fully offset such higher costs through price increases. The Company’s inability or failure to do so could harm its business, financial condition and results of operations.

Fair value

The fair value of financial instruments traded on an active market, such as the securities available for sale, is based on the market rate as of the reporting date. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date. The nominal value, less the provisions for depreciation, of the accounts receivable and current liabilities, is presumed to approximate the fair value of those items.

8. OFF-BALANCE SHEET COMMITMENTS

Operating leases

The off-balance sheet commitments relating to operating leases amount to €442 thousand and essentially correspond to the lease of buildings. The maturities on these expenses are as follows:

Less than 1 year: €295 thousand

Between 1 year and 5 years: €147 thousand

More than 5 years: €0

Collaborative arrangements

Agreement with Orphan Europe

In November 2012, the Company entered into an exclusive license and distribution agreement with Orphan Europe, a subsidiary of Recordati Group, to market and distribute GRASPA for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union. The Company received a payment of €5 million on signing the agreement, which provides for sharing in the development costs for GRASPA in AML. The Company may be entitled to receive future payments of up to €37.5 million, subject to the achievement of specified clinical, regulatory and commercial milestones. Orphan Europe will invest in the development costs for GRASPA in AML, and the Company will receive a payment for product delivered and royalties on the sales for a total of up to 45% of the sale price. The agreement provides that Orphan Europe may automatically terminate the agreement, recoup certain expenses, and reduce milestone payments in the event that the intellectual property the Company would license to them under the agreement is deemed to be counterfeited or invalid.

Agreement with the Teva Group

In March 2011, the Company entered into an exclusive distribution agreement with Abic Marketing Limited, an affiliate of Teva Pharmaceutical Industries Ltd., an Israeli pharmaceutical company, (“Teva”), under which Teva acquired the exclusive rights to GRASPA in Israel for the treatment of ALL. Under the terms of the agreement, Teva will submit the request for approval of GRASPA for ALL in Israel and is responsible for the marketing and distribution of GRASPA in Israel. Teva will pay interim payments to the Company and will share net earnings of product sales in Israel with the Company. Early termination of the agreement may be requested by either party in the event of a change in control in the other party.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

		SIX MONTHS ENDED JUNE 30,
	NOTES	2016	2017
		€	€
Operating income
Revenues
Other income	5.1	2,403	1,788

Total operating income	5.1	2,403	1,788

Operating expenses
Research and development	5.2, 5.3	(8,800)	(12,082)
General and administrative	5.2, 5.3	(4,222)	(3,895)

Total operating expenses		(13,022)	(15,977)

Operating loss		(10,618)	(14,189)

Financial income	5.5	292	160
Financial expenses	5.5	(32)	(47)

Financial income		260	113

Income tax		9	(5)

Net loss		(10,349)	(14,081)

Basic / diluted loss per share (€/share)		(1.31)	(1.42)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)

	SIX MONTHS ENDED JUNE 30,
	2016	2017
	€	€
Net loss	(10,349)	(14,081)
Elements that may be reclassified subsequently to income (loss)

Foreign subsidiary—currency translation adjustment	5	(30)
Elements that may not be reclassified subsequently to income (loss)

Remeasurement of defined benefits liabilities	25	54
Tax effect	(9)	(19)

Other comprehensive income (loss)	21	6

Total comprehensive income (loss)	(10,328)	(14,075)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

		AS OF
	NOTES	DECEMBER 31, 2016	JUNE 30, 2017
		€	€
ASSETS
Non-current assets
Intangible assets	6.1	57	43
Property, plant and equipment, net	6.1	2,245	2,730
Other non-current financial assets	6.1	132	130

Total non-current assets		2,434	2,903

Current assets
Inventories		145	170
Trade and other receivables	6.2	218	336
Other current assets	6.3	4,524	7,348
Cash and cash equivalents	6.4	37,646	88,551

Total current assets		42,533	96,405

TOTAL ASSETS		44,967	99,307

		AS OF
	NOTES	DECEMBER 31, 2016	JUNE 30, 2017
		€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		873	1,174
Premiums related to share capital		105,090	170,159
Reserves		(48,412)	(69,581)
Net loss for the period		(21,913)	(14,081)

Total shareholders’ equity	6.5	35,638	87,671

Non-current liabilities
Long-term provisions	6.6	163	167
Financial liabilities—non-current portion	6.7	2,816	2,426
Deferred tax		3	3

Total non-current liabilities		2,982	2,596

Current liabilities
Financial liabilities—current portion	6.7	50	817
Trade and other payables		4,832	6,164
Other current liabilities	6.8	1,465	2,059

Total current liabilities		6,347	9,040

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		44,967	99,307

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros, except for share amounts)

	NUMBERS OF SHARES	AMOUNT	PREMIUMS RELATED TO THE SHARE CAPITAL	RESERVES	TRANSLATION RESERVE	NET (INCOME) LOSS	TOTAL SHAREHOLDERS’ EQUITY
At January 1, 2016	7,924,611	792	95,931	(34,578)	—	(15,013)	47,132
Net loss for the period	—	—	—	—	—	(10,349)	(10,349)
Other comprehensive income	—	—	—	16	—	—	16
Currency translation adjustment	—	—	—	—	5	—	5

Total comprehensive income (loss)	—	—	—	16	5	(10,349)	(10,328)
Allocation of prior period loss	—	—	—	(15,013)	—	15,013
Issue of ordinary shares(1)	12,720	1	95	—	—	—	96
Treasury shares(2)	—	—	—	—	—	—	—
Share-based payment	—	—	—	703	—	—	703

At June 30, 2016	7,937,331	793	96,026	(48,875)	5	(10,349)	37,601

At January 1, 2017	8,732,648	873	105,090	(48,247)	(165)	(21,913)	35,638
Net loss for the period	—	—	—	—	—	(14,081)	(14,081)
Other comprehensive income	—	—	—	36	—	—	36
Currency translation adjustment	—	—	—	—	(30)	—	(30)

Total comprehensive income (loss)	—	—	—	36	(195)	(14,081)	(14,075)
Allocation of prior period loss	—	—	—	(21,913)	—	21,913	—
Issue of ordinary shares(1)	3,011,800	301	65,069	—	—	—	65,370
Treasury shares(2)	—	—	—	—	—	—	—
Share-based payment	—	—	—	738	—	—	738

At June 30, 2017	11,744,448	1,174	170,159	(69,386)	(195)	(14,081)	87,672

(1)	The Company completed a follow-on offering of €70.5 million (on a gross basis before deducting costs of issuing the equity instruments) in April 2017, with institutional investors in the United States and in Europe.
(2)	At each of December 31, 2016 and June 30, 2017, the Company held 2,500 treasury shares.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)

		SIX MONTHS ENDED JUNE 30,
	NOTES	2016	2017
		€	€
Cash flows from operating activities
Net loss		(10,349)	(14,081)
Reconciliation of net loss and the cash used for operating activities
Amortization and depreciation		188	252
Provision—non-current portion		158	57
Expense related to share-based payments		703	738
Interest expense		12	7
Income tax expense		(9)	(19)

Operating cash flow before change in working capital		(9,298)	(13,047)

Increase in inventories		(35)	(25)
Increase in trade and other receivables		20	(118)
Increase in other current assets	6.3	(25)	(2,824)
Increase in trade and other payables		848	1,331
Increase in other current liabilities	6.8	128	594
Decrease in provision—current portion		(81)	—
Change in working capital		770	(1,041)

Net cash flow used in operating activities		(8,527)	(14,088)

Cash flows from investing activities
Acquisition of property, plant and equipment	6.1	(664)	(722)
Acquisitions of intangible assets	6.1	(19)	(1)
Disposal of non-current financial assets	6.1	—	2

Net cash flow used in investing activities		(683)	(720)

Cash flows from financing activities
Capital increases, net of transaction costs	6.5	96	65,370
Proceeds from borrowings	6.7	—	420
Repayment of borrowings	6.7	(49)	(47)

Net cash flow from financing activities		47	65,743

Change rate effect on cash in foreign currency		—	(30)

Increase / decrease in cash and cash equivalents		(9,163)	50,905
Cash and cash equivalents at the beginning of the period	6.10	45,634	37,646

Cash and cash equivalents at the close of the period	6.10	36,471	88,551

Supplemental disclosure of cash flows information
Cash paid for interest		72	34
Cash paid for income tax		—	—

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euros, except for number of shares and per share amounts)

These notes are an integral part of the accompanying unaudited interim condensed consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS

ERYTECH Pharma S.A. (“ERYTECH” and together with its subsidiary, ERYTECH Pharma, Inc., the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative therapies for acute leukemia and other orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer and for the two most common forms of acute leukemia, acute lymphoblastic leukemia, or ALL, and acute myeloid leukemia, or AML.

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €87,672 thousand as at June 30, 2017 as a result of several financing rounds, including its initial public offering on Euronext Paris.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financings; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.

Major events of the first six months of 2017

In March 2017, the Company announced positive top-line results from its Phase 2b clinical trial evaluating its product candidate, eryaspase (GRASPA®), in combination with chemotherapy for the treatment of second-line metastatic pancreatic cancer.

In April 2017, the Company commenced an investigator-initiated Phase 2 clinical trial to evaluate eryaspase, also known by the trade name GRASPA®, in patients with ALL. The study will take place in seven Nordic and Baltic countries and will be conducted in collaboration with the Nordic Society of Pediatric Hematology and Oncology (NOPHO).

In April 2017, the Company issued an aggregate of 3,000,000 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €23.50 per share, including share premium, for a total aggregate purchase price of €70.5 million, representing approximately 34.4% of the share capital of the Company prior to the issuance of such shares. The issue price of the new shares represented a discount of 5.62% from the closing price on April 12, 2017 and 6.37% from the weighted average share price of the Company’s shares on the regulated market of Euronext Paris during the 20 trading days preceding the determination of the issue price on April 12, 2017.

At a meeting of the Company’s Board of Directors (the “Board”) held on January 8, 2017, the following share-based payments were approved by the Board:

∎	15,000 AGA2016 free shares to Alexander Scheer; and

∎	15,000 BSA2017 to Allene Diaz, an independent member of the Board.

The Chief Executive Officer, acting by subdelegation of the Board, subsequently awarded:

∎	3,000 SO2016 to an employee of ERYTECH Pharma, Inc. on January 8, 2017;

∎	18,000 SO2016 to employees of ERYTECH Pharma, Inc. on June 27, 2017; and

∎	8,652 AGA2016 to employees of ERYTECH Pharma S.A. on June 27, 2017.

By virtue of the delegations of authority granted by the Company’s annual general meeting of June 27, 2017, the Board, at a meeting held on June 27, 2017, approved the following share-based payments:

∎	55,000 BSA2017 to independent members of the Board;

∎	74,475 AGA2017 to employees of ERYTECH Pharma S.A.; and

∎	22,200 SO2017 to employees of ERYTECH Pharma, Inc.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 and the related notes (together, the “Unaudited Interim Condensed Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issuance by the Board on September 7, 2017.

The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Unaudited Interim Condensed Consolidated Financial Statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The Company is not subject to significant seasonal effects as no revenue has been generated so far from its product candidates. Operating expenses may vary significantly from a quarter to another depending on the progress of its research and development activities.

Except for number of share and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the Unaudited Interim Condensed Consolidated Financial Statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

3. SIGNIFICANT ACCOUNTING POLICIES

These Unaudited Interim Condensed Consolidated Financial Statements have been prepared using the same accounting policies and methods as those applied by the Company as of and for the year ended December 31, 2016, except for the adoption of the following specific accounting principles that are of mandatory application as at June 30, 2017:

∎	Amendments to IAS 7—Disclosure initiative;

∎	Amendments to IAS 12—Income taxes; and

∎	Amendments to IFRSs 2014-2016 Cycle, effective for annual periods beginning on or after January 1, 2017.

These amendments have had no impact on the Unaudited Interim Condensed Consolidated Financial Statements.

Standards issued but not yet effective

The Company did not apply the following new standards which have been issued but are not yet effective:

∎	IFRS 9—Financial Instruments will be effective for the Company on January 1, 2018, with early adoption permitted. The Company does not plan to early adopt this standard and does not expect its adoption to have a material impact on its consolidated financial statements.

∎	IFRS 15—Revenue from Contracts with Customers will be effective for the Company on January 1, 2018, with early adoption permitted. The Company does not plan to early adopt this standard and does not expect its adoption to have a material impact on its consolidated financial statements.

∎	IFRS 16—Leases will be effective for the Company on January 1, 2019, with early adoption permitted if applied at the same time as IFRS 15. The Company does not plan to early adopt this standard and is assessing the potential impact of IFRS 16 on its consolidated financial statements.

Use of judgments and estimates

Preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the Unaudited Interim Condensed Consolidated Financial Statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The use of estimates and judgments relate primarily to the measurement of share-based payments (see Note 5.3).

Segment reporting

In accordance with IFRS 8 Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman of the Board and Chief Executive Officer) to allocate resources and to assess performance.

The Company operates in a single operating segment: the conducting of research and development in the area of treatment of pancreatic cancer, acute leukemia and other orphan diseases in order to market them in the future. The assets, liabilities, and operating losses realized are primarily located in France.

5. NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

5.1 Operating income

Operating income consists of the following:

	FOR THE SIX MONTHS ENDED JUNE 30,
(Amounts in thousands of euros)	2016	2017
Research Tax Credit	1,787	1,736
Subsidies	463	—
Other income	154	52

Total	2,403	1,788

The Company’s operating income was primarily generated by the research tax credit (Crédit d’Impôt Recherche (the “Research Tax Credit”)), and by the subsidies associated with the pre-clinical research programs in partnership with Banque Publique d’Investissement (“BPI France”).

Other income totaled €52 thousand and €154 thousand in the six months ended June 30, 2017 and 2016, respectively, representing the re-invoicing to Orphan Europe of certain internal costs incurred by the Company within the context of the Company’s AML clinical studies and NOPHO clinical trial in 2017 and 2016.

The decrease of subsidies for the six months ended June 30, 2017 compared to the same period in 2016 is mainly related to a milestone for the TEDAC program which was not achieved as of June 30, 2017. The TEDAC program is a research program for which the Company has received funding from BPI France.

5.2 Operating expenses by nature

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL
Consumables	707	142	564	—	31	738
Rental and maintenance	284	106	179	—	195	479
Services, subcontracting and fees	4,398	1,497	2,726	174	1,716	6,114
Personnel expenses	3,002	641	2,339	23	1,487	4,489
Other	280	41	239	—	649	929
Depreciation and amortization expense	129	9	120	—	144	273

Total	8,800	2,435	6,168	197	4,222	13,022

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL
Consumables	821	463	358	—	31	852
Rental and maintenance	388	92	296	—	281	669
Services, subcontracting and fees	7,056	1,286	5,627	143	1,243	8,299
Personnel expenses	3,669	951	2,686	32	1,922	5,591
Other	29	2	28	—	278	307
Depreciation and amortization expense	119	13	106	—	140	259

Total	12,082	2,806	9,101	175	3,895	15,977

5.3 Personnel expenses

The personnel expenses are detailed as follows:

FOR THE SIX MONTHS ENDED JUNE 30, 2016 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL

Wages and salaries	1,980	411	1,537	32	827	2,807
Share-based payments	441	85	344	13	262	703
Social security expenses	615	144	458	12	364	979

Total personnel expenses	3,036	641	2,339	57	1,453	4,489

FOR THE SIX MONTHS ENDED JUNE 30, 2017 (Amounts in thousands of euros)	RESEARCH AND DEVELOPMENT EXPENSES	OF WHICH OTHER R&D EXPENSES	OF WHICH CLINICAL STUDIES	OF WHICH INTELLECTUAL PROPERTY	GENERAL AND ADMINISTRATIVE EXPENSES	TOTAL

Wages and salaries	2,354	537	1,801	16	1,034	3,388
Share-based payments	376	106	262	8	362	738
Social security expenses	939	308	622	8	526	1,465

Total personnel expenses	3,669	951	2,686	32	1,922	5,591

The increase in personnel expenses of €1,102 thousand was mainly due to the increase in wages and salaries following the increase in employee staff (76 headcount as of June 30, 2016 to 94 as of June 30, 2017).

Share-based payments (IFRS 2)

Share-based awards have been granted to the Company’s senior management, employees, and members of the Board in the form of share subscription warrants (“BSAs”), stock options (“SOs”), free shares (“AGAs”) or founder subscription warrants (“BSPCEs”). The Board has been authorized by the general meeting of the Company’s shareholders to grant warrants in the form of AGA, SO and BSA through the following equity plan:

2017 Plan

On June 27, 2017, the Board used the delegation granted by the mixed general shareholders meeting of June 24, 2016, to grant a free allocation including a service condition of 83,127 free shares (hereinafter entitled AGA2017) to ERYTECH Pharma S.A. senior management and employees, 40,200 stock options (hereinafter entitled SO2017) to ERYTECH Pharma, Inc. employees and 55,000 share subscription warrants (hereinafter entitled BSA2017) to members of the Board.

At June 30, 2017, the BSAs, SOs and AGAs for the 2017 Plan were as follows:

TYPES OF SECURITIES	AGA2017	SO2017	BSA2017
Number of shares that the Company is authorized to issue	350,000
Number of free shares / stock options / warrants granted	83,127	40,200	55,000
Date of General Meeting	June 27, 2017
Number of tranches	3	2	3
Vesting period	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years	Tranche 1: 2 years Tranche 2: 3 years	Tranche 1: 1 year Tranche 2: 2 years Tranche 3: 3 years
General conditions of exercise	Tranche 1: 1 year Tranches 2 and 3: NA	NA	NA
Maximum number of new shares that can be issued	83,127	40,200	55,000

Allocation of 83,127 free shares (AGA2017) on June 27, 2017

The assumptions used to determine the fair value of these instruments are as follows:

∎	Price of the underlying share: €26.47 (based on the quoted market price of the ordinary shares of the Company as of the meeting date on which the Board granted the AGAs);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 48% based on the historical volatility observed of the Company’s share price on Euronext Paris; and

∎	Repo margin: 5%.

The fair value of the AGAs granted in June 2017 under the 2017 Plan was estimated at €1,081 thousand. This expense will be recorded gradually over the duration of the 3-year plan in accordance with IFRS 2 (graded vesting method). An expense of €6 thousand was recognized in the consolidated statement of income (loss), under research and development (R&D) personnel costs for €3 thousand and under general and administrative (G&A) personnel costs for €3 thousand, for the six months ended June 30, 2017.

Allocation of 40,200 stock options (SO2017) on June 27, 2017

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €26.47 (based on the quoted market price of the ordinary shares of the Company as of the meeting date on which the Board granted the SOs);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 48% based on the historical volatility observed of the Company’s share price on Euronext Paris; and

∎	Repo margin: 5%.

The fair value of the SOs granted in June 2017 under the 2017 Plan was estimated at €308 thousand. This expense will be recorded gradually over the duration of the 3-year plan in accordance with IFRS 2 (graded vesting method). An expense of €1 thousand was recognized in the consolidated statement of income (loss) under R&D personnel costs for the six months ended June 30, 2017.

Allocation of 55,000 share subscription warrants (BSA2017) on June 27, 2017

The assumptions used to determine the fair value of these instruments are:

∎	Price of the underlying share: €26.47 (based on the quoted market price of the ordinary shares of the Company as of the meeting date on which the Board granted the BSA);

∎	Attrition rate: 0%;

∎	Expected dividends: 0%;

∎	Volatility: 48% based on the historical volatility observed of the Company’s share price on Euronext Paris; and

∎	Repo margin: 5%.

The fair value of the BSAs issued in June 2017 under the 2017 Plan was estimated at €394 thousand. This expense will be recorded gradually over the duration of the 3-year plan in accordance with IFRS 2 (graded vesting method). An expense of €3 thousand was recognized in the consolidated statement of income (loss) under G&A costs for the six months ended June 30, 2017.

5.4 Depreciation and amortization expense

	FOR THE SIX MONTHS ENDED JUNE 30,
(Amounts in thousands of euros)	2016	2017
Clinical studies	9	106
Other research and development expenses	120	13

Research and development expenses	129	119
General and administrative expenses	144	140

Total	273	259

5.5 Financial income and expense

	FOR THE SIX MONTHS ENDED JUNE 30,
(Amounts in thousands of euros)	2016	2017
Interest expense on finance leases	(2)	(5)
Interest expense related to conditional advances and loans	(12)	(3)
Other financial expenses	(18)	(39)

Total financial expense	(32)	(47)

Income from short-term deposits	284	111
Other financial income	8	49

Total finance income	292	160

	260	114

Other financial expenses were related to foreign exchange losses related to purchases of services in U.S. dollars.

Other financial income consisted of interest accrued on short-term deposits as well as foreign exchange gains related to purchases of services in U.S. dollars.

6 NOTES RELATED TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1 Non-current assets

Intangible assets

For the six months ended June 30, 2017, the Company’s investments related to intangible assets corresponded to the acquisition of software. As of December 31, 2016, the main investments in intangible assets also corresponded to the acquisition of software.

Property, plant and equipment

The increase in the Company’s property, plant and equipment was mainly related to the development costs of the Company’s new production facility, which started in 2016.

At June 30, 2017, the Company’s property, plant and equipment were composed as follows:

	AS OF JANUARY 1, 2016	INCREASE	DECREASE	AS OF DECEMBER 31, 2016
Laboratory equipment	974			974
Assets under construction	44	862	(44)	862
Plant, equipment, and tooling	727	123	—	850
General equipment, fixtures and fittings	1,079	387	—	1,466
Office equipment and computers	134	397	—	531

Total gross value	2,958	1,770	(44)	4,684

Accumulated depreciation of laboratory equipment	(831)	(51)	—	(882)
Accumulated depreciation of plant, equipment and tooling	(426)	(98)	—	(523)
Accumulated depreciation of general equipment, fixtures and fittings	(733)	(175)	—	(909)
Accumulated depreciation of office equipment and computers	(51)	(74)	—	(125)

Total accumulated depreciation	(2,041)	(398)	—	(2,439)

Total net value	918	1,372	(44)	2,245

	AS OF JANUARY 1, 2017	INCREASE	DECREASE	AS OF JUNE 30, 2017
Laboratory equipment	974			974
Assets under construction	862	602	(31)	1,433
Plant, equipment, and tooling	850	57	—	907
General equipment, fixtures and fittings	1,466	72	—	1,538
Office equipment and computers	531	22	—	553

Total gross value	4,684	753	(31)	5,406

Accumulated depreciation of laboratory equipment	(882)	(24)	—	(906)
Accumulated depreciation of plant, equipment and tooling	(523)	(52)	—	(575)
Accumulated depreciation of general equipment, fixtures and fittings	(909)	(99)	—	(1,008)
Accumulated depreciation of office equipment and computers	(125)	(62)	—	(187)

Total accumulated depreciation	(2,439)	(237)	—	(2,676)

Total net value	2,245	516	(31)	2,730

Property, plant and equipment held under finance leases amounted to €159 thousand as of June 30, 2017 and €203 thousand as of December 31, 2016.

Other non-current financial assets

The Company’s other non-current financial assets corresponded to deposits paid for the leasing of ERYTECH Pharma, Inc.’s office, located in Cambridge, Massachusetts.

6.2 Trade and other receivables

	AS OF
(Amounts in thousands of euros)	DECEMBER 31, 2016	JUNE 30, 2017
Trade receivables	218	336
Other receivables	—	—

Total trade and other receivables	218	336

The trade receivables related mainly to the the re-invoicing by the Company to Orphan Europe of certain clinical expenses incurred by the Company related to its AML and NOPHO clinical studies.

6.3 Other current assets

	AS OF
(Amounts in thousands of euros)	DECEMBER 31, 2016	JUNE 30, 2017
Research Tax Credit	3,321	5,057
Tax receivables (e.g. VAT) and other receivables	863	954
Cash to be received from bank related to exercise of warrants	—	4
Prepayments	339	1,333

Total	4,524	7,348

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The Research Tax Credit is recognized in the unaudited interim condensed consolidated statements of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

The amount as of June 30, 2017 is the Research Tax Credit receivable for the 2016 period and includes the estimate for the Research Tax Credit for the six months ended June 30, 2017.

6.4 Cash and cash equivalents

	AS OF
(Amounts in thousands of euros)	DECEMBER 31, 2016	JUNE 30, 2017
Cash and cash equivalents	37,646	88,551

Total cash and cash equivalents as reported in statements of financial position	37,646	88,551

Bank overdrafts	—	—

Total cash and cash equivalents as reported in statements of cash flows	37,646	88,551

At June 30, 2017, the Company’s cash position was composed of the following items: (i) €60.6 million in current accounts and (ii) €27.0 million in term deposits, with maturities of 5 months to 18 months, but readily available without penalty with a 32-day notice and the Company will not receive a significant charge or penalty on the interest rate.

At December 31, 2016, the Company’s cash position was composed of the following items: (i) €10.6 million in current accounts and (ii) €27.0 million in term deposits, with maturities of 1 month to 3 years, but readily available without penalty subject to a 32-day notice and without significant risk in change for the interest amount to be received.

6.5 Shareholders’ equity

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the Company’s debt and equity balance. The Company’s capital structure consists of financial liabilities as detailed in Notes 6.7 and 6.10, offset by cash and bank balances and equity (comprising issued capital, reserves and retained earnings). The Company is not subject to any externally imposed capital requirements.

As of December 31, 2016, the capital of ERYTECH Pharma S.A. consisted of 8,732,648 shares, fully paid up, with a nominal value of 0.10 euros per share. Following the private placement completed in April 2017, as well as the exercise of subscription warrants, ERYTECH Pharma S.A.’s capital was increased to 11,744,448 shares with a nominal value of 0.10 euros per share as at June 30, 2017.

At each of December 31, 2016 and June 30, 2017, the Company held 2,500 treasury shares at a weighted average price of €28.40 i.e. €71 thousand.

6.6 Provisions

The provisions can be detailed as follows:

	AS OF
(Amounts in thousands of euros)	DECEMBER 31, 2016	JUNE 30, 2017
Provision for retirement indemnities	163	167
Other provisions	—	—

Total	163	167

The regime for retirement indemnities applicable to ERYTECH Pharma S.A. is defined by the collective agreement for the pharmaceutical industry in France.

The Company recognizes actuarial differences in other comprehensive income. The pension commitments are not covered by plan assets. The portion of the provision for which the maturity is less than one year is not significant.

6.7 Financial liabilities

Financial liabilities by type

	AS OF
	DECEMBER 31, 2016	JUNE 30, 2017
Financial liabilities related to finance leases	204	161
Bank overdrafts	—
Conditional advances	1,182	1,182
Bank loans	1,480	1,900

Total financial liabilities	2,865	3,242

Financial liabilities by maturity

Maturity dates of financial liabilities as of December 31, 2016 are as follows:

	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	MORE THAN FIVE YEARS	TOTAL
Financial liabilities
Bank loans	—	1,480	—	—	1,480
Conditional advances	—	—	—	1,182	1,182
Liabilities related to leases	50	154	—	—	204

Total financial liabilities	50	1,634	—	1,182	2,865

Maturity dates of financial liabilities as of June 30, 2017 are as follows:

	LESS THAN ONE YEAR	ONE TO THREE YEARS	THREE TO FIVE YEARS	MORE THAN FIVE YEARS	TOTAL
Financial liabilities
Bank loans	733	1,167	—	—	1,900
Conditional advances	—	—	—	1,182	1,182
Liabilities related to leases	84	77	—	—	161

Total financial liabilities	817	1,244	—	1,182	3,242

The Company received a 36-month bank loan in December 2016 amounting to €1,900 thousand with Société Générale with a 0.4% interest rate and with 6-months’ postponed repayment terms to finance its investments.

6.8 Other current liabilities

	AS OF
	DECEMBER 31, 2016	JUNE 30, 2017
Taxation and social security	1,465	1,923
Deferred revenue	—	136
Other payables	—	—

Total other current liabilities	1,465	2,059

6.9 Related parties

Gil Beyen is the Chief Executive Officer of the Company and Chairman of the Board; Jérôme Bailly is the Company’s Vice President and Director of Pharmaceutical Operations and Qualified Person. The other related parties are members of the Board.

The Company has no other related parties.

6.10 Financial instruments recognized in the unaudited interim condensed consolidated statements of financial position and effect on net income (loss)

AS OF DECEMBER 31, 2016	CARRYING AMOUNT ON THE STATEMENTS OF FINANCIAL POSITION (1)	FAIR VALUE THROUGH PROFIT AND LOSS	LOANS AND RECEIVABLES	DEBT AT AMORTIZED COST	FAIR VALUE
(Amounts in thousands of euros)
Non-current financial assets	132	—	132	—	132
Trade and other receivables	218	—	218	—	218
Other current assets	4,524	—	4,524	—	4,524
Cash and cash equivalents(2)	37,646	37,646	—	—	37,646

Total financial assets	42,520	37,646	4,874	—	42,520

Financial liabilities—Non-current portion(3)	2,816	—	—	2,816	2,816
Financial liabilities—Current portion(3)	50	—	—	50	50
Trade payables and related accounts	4,832	—	—	4,832	4,832

Total financial liabilities	7,697	—	—	7,698	7,698

AS OF JUNE 30, 2017	CARRYING AMOUNT ON THE STATEMENTS OF FINANCIAL POSITION(1)	FAIR VALUE THROUGH PROFIT AND LOSS	LOANS AND RECEIVABLES	DEBT AT AMORTIZED COST	FAIR VALUE
(Amounts in thousands of euros)
Non-current financial assets	130	—	130	—	130
Trade and other receivables	336	—	336	—	336
Other current assets	7,348	—	7,348	—	7,348
Cash and cash equivalents(2)	88,551	88,551	—	—	88,551

Total financial assets	96,365	88,551	7,814	—	96,365

Financial liabilities—Non-current portion(3)	2,426	—	—	2,426	2,426
Financial liabilities—Current portion(3)	817	—	—	817	817
Trade payables and related accounts	6,164	—	—	6,164	6,164

Total financial liabilities	9,406	—	—	9,406	9,406

(1)	The carrying amount of these assets and liabilities is a reasonable approximation of their fair value.
(2)	Cash and cash equivalents are comprised of money market funds and time deposit accounts, which are measured using Level 1 and Level 2 measurements, respectively.
(3)	The fair value of financial liabilities is determined using Level 2 measurements.

Financial assets are not subject to reassessment. In the same way, financial liabilities are not concerned by assets and liabilities assessment.

Trade payables and related accounts amount to €6,164 thousand, of which €4,194 thousand was accrued expenses, and reflect the Company’s increased research and development activity during the first half of 2017.

7 OFF-BALANCE SHEET COMMITMENTS

There have been no significant changes in off-balance sheet commitments since December 31, 2016.

8 EVENTS AFTER BALANCE SHEET DATE

The consolidated statements of financial position and the consolidated statements of income (loss) of the Company are adjusted to reflect the subsequent events that occurred after the reporting date, but before the Unaudited Interim Condensed Consolidated Financial Statements are authorized for issue, if they provide evidence of conditions that existed at the reporting date.

The Company evaluated subsequent events that occurred after June 30, 2017, through the date of approval and authorization of issuance of the Unaudited Interim Condensed Consolidated Financial Statements and determined that there were no significant events that require adjustments or disclosure in such Unaudited Interim Condensed Consolidated Financial Statements.

ERYTECH Pharma S.A.

                    Ordinary Shares

(including Ordinary Shares in the form of American Depositary Shares)

PRELIMINARY PROSPECTUS

                    , 2017

Global Coordinator and Joint Book-Runner

Jefferies

U.S. Joint Book-Runner

Cowen

European Joint Book-Runner

Oddo BHF

U.S. Lead Manager

JMP Securities

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the global offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	Indemnification of Directors and Officers.

Under French law, provisions of bylaws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We have liability insurance for our directors and officers, and intend to obtain coverage for insurance against liability under the Securities Act. We also intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

ITEM 7.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2014.

∎	In October 2014, we issued 1,224,489 ordinary shares in a follow-on offering to investors at an issue price of €24.50 per share for an aggregate purchase price of €30 million. 80% of the offering was conducted outside of France, with 68% of the offering sold in the United States. Bryan, Garnier & Co. served as global coordinator and bookrunner and LifeSci Capital acted as U.S. placement agent, and the total sales commissions were €1,434,999.

∎	In December 2015, we issued an aggregate of 940,000 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €27.00 per share for a total aggregate purchase price of €25.4 million. 15% of the offering was sold in a private placement in the United States and 85% of the offering was sold in a private placement in Europe. Jefferies International Limited, Leerink Partners LLC and Bryan, Garnier & Co. Limited acted as placement agents and LifeSci Capital LLC acted as a co-manager. The total sales commissions were €2,592,269.

∎	In December 2016, we issued an aggregate of 793,877 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €12.50 per share for a total aggregate purchase price of €9.9 million. Jefferies International Limited acted as sole bookrunner. The total sales commissions were €694,642.

∎	In April 2017, we issued an aggregate of 3,000,000 ordinary shares in an offering to institutional investors in the United States and Europe at an issue price of €23.50 per share for a total aggregate purchase price of €70.5 million. Jefferies International Limited served as sole global coordinator and acted together with Cowen and Company, LLC and Oddo BHF SCA (formerly known as Oddo & Cie) as joint bookrunners. The total sales commissions were €4,957,630.

∎	Since January 1, 2014 through August 31, 2017, we have granted 31,676 founder’s warrants, or BSPCEs, consisting of 13,176 warrants at an exercise price of €73.62 per warrant and 18,500 warrants at an exercise price of €122.50 per warrant. In the same period, 18,271 BSPCEs have been exercised, resulting in the issuance of 182,710 shares for aggregate proceeds to us of €1.4 million.

∎

Since January 1, 2014 through August 31, 2017, we have granted 6,735 share warrants, or BSAs, to non-employee directors at an exercise price per warrant of €73.62, 3,000 BSAs at an exercise price per warrant of

€122.50, 45,000 BSAs at an exercise price per warrant of €18.52 and 15,000 BSAs at an exercise price per warrant of €13.60 and 55,000 BSA at an exercise price of €26.47. In the same period, 4,442 BSAs have been exercised, resulting in the issuance of 44,420 shares for aggregate proceeds to us of €331,908.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (c) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (d) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

ITEM 8.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1#	Form of Underwriting Agreement

3.1#	Bylaws (statuts) of the registrant (English translation)

4.1	Form of Amended and Restated Deposit Agreement

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1#	Opinion of Gide Loyrette Nouel A.A.R.P.I.

8.1#	Tax Opinion of Gide Loyrette Nouel A.A.R.P.I.

10.1	Lease Agreement by and between the registrant and PFO2 SCPI (represented by PERIAL Asset Management SASU), dated June 9, 2015 (English translation)

10.2	Addendum #1 to the Lease Agreement by and between the registrant and PF02 SCPI (represented by PERIAL Asset Management SASU), dated December 30, 2016 (English translation)

10.3†	Exclusive License and Distribution Agreement by and between the registrant and Orphan Europe, dated as of November 22, 2012, First Amendment to the Exclusive License and Distribution Agreement, dated as of February 22, 2013 and Second Amendment to the Exclusive License and Distribution Agreement, dated as of August 4, 2014

10.4†	Addendum #3 to the Exclusive License and Distribution Agreement by and between the registrant and Orphan Europe, dated July 21, 2016

10.5†	Exclusive Distribution Agreement by and between the registrant and Abic Marketing Limited, dated as of March 28, 2011

10.6†	Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated as of December 12, 2008 and Addendum #1 to the Exclusive Supply Agreement for L-Asparaginase, dated August 19, 2009

10.7†	Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated as of May 3, 2011 and Addendum #1 to the Exclusive Supply Agreement for recombinant L-asparaginase, dated April 4, 2014

10.8	Addendum #2 to the Exclusive Supply Agreement for L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016

10.9†	Addendum #2 to the Exclusive Supply Agreement for recombinant L-asparaginase by and between the registrant and medac GmbH, dated July 25, 2016

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.10†	Patent License Agreement by and between the registrant and the Public Health Service, dated as of June 19, 2012

10.11+	Form of indemnification agreement between the registrant and each of its executive officers and directors

10.12+	Summary of BSA Plans

10.13+	Summary of BSPCE Plans

10.14+	2016 Share Option Plan (English translation)

10.15+	2016 Free Share Plan (English translation)

21.1	List of subsidiaries of the registrant

23.1	Consent of KPMG S.A.

23.2#	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibits 5.1 and 8.1)

24.1	Power of Attorney (included on signature page to the filing of this Registration Statement on Form F-1)

#	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

ITEM 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lyon, France, on the 6th day of October, 2017.

ERYTECH PHARMA S.A.

By:	/s/ Gil Beyen
Gil Beyen
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gil Beyen and Eric Soyer, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Gil Beyen Gil Beyen	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 6, 2017

/s/ Eric Soyer Eric Soyer	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	October 6, 2017

/s/ Sven Andréasson Sven Andréasson	Director	October 6, 2017

/s/ Philippe Archinard Philippe Archinard, Ph.D.	Director	October 6, 2017

/s/ Allene Diaz Allene Diaz	Director	October 6, 2017

/s/ Luc Dochez Luc Dochez, Pharm.D.	Director	October 6, 2017

/s/ Martine Ortin George Martine Ortin George, M.D.	Director	October 6, 2017

/s/ Hilde Windels Hilde Windels	Director	October 6, 2017

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ERYTECH Pharma S.A. has signed this registration statement on the 6th day of October, 2017.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director